1

     As Filed with the Securities and Exchange Commission on June 18, 1997
                                        Registration No.   333-
                                                           811-
============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                 Pre-Effective Amendment No.                [ ]

                 Post-Effective Amendment No.                [ ]

                                 and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                Amendment No.                               [ ]

                               Variable Account J
                           (Exact Name of Registrant)

                    Liberty Life Assurance Company of Boston
                              (Name of Depositor)

               175 Berkeley Street,  Boston, Massachusetts 02117
        (Address of Depositor's Principal Executive Offices)  (Zip Code)

        Depositor's Telephone Number, including Area Code:  617-357-9500

                              Lee W. Rabkin, Esq.
                    Liberty Life Assurance Company of Boston
                              175 Berkeley Street
                                Boston, MA 02117
                    (Name and Address of Agent for Service)

                                 Copies to:
     James J. Klopper, Esq.                 Joan E. Boros, Esq.
     Keyport Life Insurance Company   and   Katten Muchin & Zavis
      125  High  Street, 13th Floor            1025 Thomas Jefferson  Street,
N.W.
     Boston, MA 02110                       Washington, DC 20007

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective:
( ) immediately upon filing pursuant to paragraph (b) of Rule 485
( ) on [date] pursuant to paragraph (b) of Rule 485
( ) 60 days after filing pursuant to paragraph (a)(1) of Rule 485
( ) on [date] pursuant to paragraph (a)(1) of Rule 485

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration  Statement shall thereafter become effective in accordance  with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant  to  Rule  24f-2  under  the Investment  Company  Act  of  1940,  an indefinite number or amount of securities is being registered by this Registration Statement.
=============================================================================
=

Exhibit List on Page ____

                       CONTENTS OF REGISTRATION STATEMENT


                                The Facing Sheet

                               The Contents Page

                             Cross-Reference Sheet


                                     PART A

                                   Prospectus


                                     PART B

                      Statement of Additional Information


                                     PART C

                                 Items 24 - 32

                                 The Signatures

                                    Exhibits


                              VARIABLE ACCOUNT - J

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                       CROSS REFERENCE TO ITEMS REQUIRED
                                  BY FORM N-4

N-4 Item       Caption in Prospectus

 1.            Cover Page
 2.            Glossary of Special Terms
 3.            Summary of Expenses
 4.            Performance Information
 5.            Liberty Life and the Variable Account
               Eligible Funds
 6.            Deductions
 7.            Allocations of Purchase Payments
               Transfer of Variable Account Value
               Substitution of Eligible Funds and Other Variable Account
                  Changes
               Modification of the Certificate
               Death Provisions for Non-Qualified Certificates
               Death Provisions for Qualified Certificates
               Certificate Ownership
               Assignment
               Partial Withdrawals and Surrender
               Annuity Benefits
               Suspension of Payments
               Inquiries by Certificate Owners
 8.            Annuity Provisions
 9.            Death Provisions for Non-Qualified Certificates
               Death Provisions for Qualified Certificates
               Annuity Options
10.            Purchase Payments and Applications
               Variable Account Value
               Valuation Periods
               Net Investment Factor
               Sales of the Certificates
11.            Partial Withdrawals and Surrender
               Option A:  Income For a Fixed Number of Years
               Right to Revoke
12.            Tax Status
13.            Legal Proceedings
14.            Table of Contents - Statement of Additional Information

                    Caption in Statement of Additional Information

15.            Cover Page
16.            Table of Contents
17.            Liberty Life Assurance Company of Boston
18.            Safekeeping of Assets, Experts
19.            Not applicable
20.            Principal Underwriter
21.            Investment Performance
22.            Variable Annuity Benefits
23.            Financial Statements




                                     PART A
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     The  information  contained  within double  rows  of  asterisks  is provided at the request of the staff of the Securities and Exchange Commission. It is not and will not be part of any documents delivered to purchasers or existing owners, and is included solely for purposes of clarifying the content of this registration statement. In addition, throughout the prospectus and statement of additional information ("SAI") that follow there are similar inserts that specifically summarize the parameters of change for the particular design feature.

     This registration statement includes a prospectus and SAI that describes a generic form of the Group Flexible Premium Deferred Annuity Contracts (the "Contracts") that are the subject of the registration statement. The prospectus and SAI contain numerous bracketed portions to indicate those portions which may be included or eliminated in any particular form of the Contracts, including but not limited to those, as follows:

                               death benefits;
                               funding media;
                             withdrawal rights;
                            transfer privileges;
                              annuity options;
                               other features
                       such as dollar cost averaging,
                              asset allocation,
                         systematic withdrawals, and
                            Account rebalancing.

     In all cases variations in other bracketed features, such as issue and annuity ages and interest rates, will be in conformity with state insurance law. Bracketed features representing maximum limits for which a range is not provided will not exceed, but may be less than, the amount shown. Bracketed features representing minimum limits for which a range is not provided will not be less than, but may exceed, the amount shown.

     The prospectus and SAI also include bracketed references to the fees and charges to be imposed under the particular form of the Contract. Of course, in each case, Liberty Life only will impose such charges in a manner and subject to the conditions of applicable rules. In connection with the various charges under the Contracts, Liberty Life and its separate accounts will comply with the requirements of Section 26(e) and will rely upon and be limited by such rules as 0-1(e), 6c-8, and 22d-2 under the Investment Company Act of 1940, as amended, and in compliance with their respective requirements. Any descriptions of the potential range of fees and charges should be read in the context of such rules requirements.

     Each form of the Contracts will be offered pursuant to a separate prospectus and a separate or combined SAI, as appropriate. The content of all prospectuses and SAIs will be identical with respect to contractual and securities law related features to those contained in this registration statement, except for provisions that are bracketed and which will vary within the parameters established herein, and except for non-material changes consistent with the requirements of Rule 485(b) under the 1933 Act ("Rule 485(b)").

     Except as provided for by Rule 485(b), each prospectus and SAI and related exhibits will be filed pursuant to Rule 485(a) with a request for expedited or selective review consistent with precedent and the fact that all relevant disclosure is included in this registration statement.

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                GROUP FLEXIBLE PURCHASE PAYMENT
              DEFERRED VARIABLE ANNUITY CONTRACT
                           ISSUED BY
                      Variable Account  J
                              OF
            LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

This prospectus offers Group Variable Annuity Contracts (the "Contracts") and the related Certificates (the "Certificates") that are designed to fund benefits under certain group arrangements including those that qualify for special tax treatment under the Internal Revenue Code of 1986 (the "Code"). As required by certain states, the Certificates may be offered as individual contracts. Unless otherwise noted or the context so requires all references to the Certificates include the Contracts and the individual Contracts. The Certificates are offered on a flexible payment basis.

The variable annuity Contract (form number DVA(1)NY) and the Certificates described in this prospectus provide for accumulation of Certificate Values on a variable basis, [and also on a fixed basis], and payments of periodic annuity payments [on either a variable or/a] fixed basis. The Certificates are designed for use by individuals for retirement planning purposes.

This prospectus generally describes only the variable features of the Certificate [(for a summary of the fixed features, see Appendix A on Page xx)]. If the Certificate Owner elects to have Certificate Values accumulated on a variable basis, Purchase Payments will be allocated to a segregated investment account of Liberty Life Assurance Company of Boston ("Liberty Life"), designated Variable Account J ("Variable Account").

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     The  terms  XXXXX  Trust,  YYYYY Fund,  and  XX-1  Sub-Account  are
     included to indicate that disclosure relevant to an actual Eligible Fund will be provided. The actual names of the Eligible Funds and corresponding Sub-Accounts will be included in the subsequent forms of the prospectus and SAI.

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The  Variable  Account invests in shares of the following Eligible  Funds  of
[The XXXXX Trust ("XXXXX Trust")] at their net asset value: [X-1, X-2 and  X-
3].   The  Variable Account also invests in shares of the following  Eligible
Funds of [The YYYYY Fund ("YYYYY Fund")] at their net asset value: [Y-1, Y-2, Y-3].

The Variable Account may offer other forms of the Contracts and Certificates with features, and fees and charges which vary from the Certificates, and provide for investment in other Sub-Accounts which may invest in different or additional mutual funds. Other Contracts and Certificates will be described in separate prospectuses and statements of additional information.

A Statement of Additional Information dated the same as this prospectus has been filed with the Securities and Exchange Commission and is herein incorporated by reference. It is available, at no charge, by writing the Principal Underwriter, Keyport Financial Services Corp., at 125 High Street, Boston, MA 02110, by calling Liberty Life's Service Office at (800) 437-4466, or by returning the postcard on the back cover of this prospectus. A table of contents for the Statement of Additional Information is on Page xx.

The Certificates may be sold by or through banks or other depository institutions. The Contract and Certificates: are not insured by the FDIC; are not a deposit or other obligation of, or guaranteed by, the depository institution; and are subject to investment risks, including the possible loss of principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SETS FORTH THE INFORMATION A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED BY LIBERTY LIFE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING, AND IF GIVEN OR MADE, SUCH UNAUTHORIZED INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON.

      The date of this prospectus is _______________,1997

                      TABLE OF CONTENTS
                                                            Page
Glossary of Special Terms
Summary of Expenses
Synopsis
Performance Information
Liberty Life and the Variable Account
Purchase Payments and Applications
Investments of the Variable Account
     Allocations of Purchase Payments
     Eligible Funds
                              Transfer of Variable Account Value
     Substitution of Eligible Funds and
     Other Variable Account Changes
Deductions
     [Deductions for Certificate Maintenance Charge]
     Deductions for Mortality and Expense Risk Charge
     [Deductions for Daily Distribution Charge]
     [Deductions for Daily Administrative Charge]
     [Deductions for Contingent Deferred Sales Charge]
     [Deductions for Transfers of Variable Account Value]
     Deductions for Premium Taxes
     Deductions for Income Taxes
     Total Variable Account Expenses
Other Services
The Certificates
     Variable Account Value
     Valuation Periods
     Net Investment Factor
     Modification of the Certificate
     Right to Revoke
Death Provisions for Non-Qualified Certificates
Death Provisions for Qualified Certificates
Ownership
Assignment
Partial Withdrawals and Surrender
Annuity Provisions
     Annuity Benefits
     Income Date and Annuity Option
     Change in Income Date and Annuity Option
     Annuity Options
     Variable Annuity Payment Values
     Proof of Age, Sex, and Survival of Annuitant
Suspension of Payments
Tax Status
     Introduction
     Taxation of Annuities in General
     Qualified Plans
     Tax-Sheltered Annuities
     Individual Retirement Annuities
     Corporate Pension and Profit-Sharing Plans
     Deferred Compensation Plans with Respect to
          Service for State and Local Governments
Variable Account Voting Privileges
Sales of the Certificates
Legal Proceedings
Inquiries by Certificate Owners
Table of Contents_Statement of Additional Information
[Appendix A_The Fixed Account (also known as the Modified
     Guaranteed Annuity Account)]
[Appendix B_Telephone Instructions]

                          GLOSSARY OF SPECIAL TERMS

Accumulation Unit: An accounting unit of measure used to calculate Variable Account Value.

Annuitant: The Annuitant is the natural person to whom any annuity payments will be made starting on the Income Date. The Annuitant may not be over age [80] on the Certificate Date (age [75] for Qualified Certificates).

Certificate Anniversary: The same month and day as the Certificate Date in each subsequent year of the Certificate.

Certificate Date: The effective date of the Certificate; it is shown on the Certificate Schedule.

Certificate Owner: The person (or persons in the case of joint ownership) who possesses all the ownership rights under the Certificate. The primary Certificate Owner may not be over age [80] on the Certificate Date (age [75] for Qualified Certificates and age [85] for a joint Owner).

Certificate Value: The [sum of the] Variable Account Value [and the Fixed Account Value].

Certificate Withdrawal Value: The Certificate Value [increased or decreased by a limited Market Value Adjustment] less any premium taxes [and] [Certificate Maintenance Charge] [and] [applicable Contingent Deferred Sales Charges].

Certificate Year: Any period of 12 months commencing with the Certificate Date and each Certificate Anniversary thereafter shall be a Certificate Year.

[Covered Person: The person(s) identified on the Certificate Schedule whose death may result in an Adjustment of Certificate Value [and waiver of any Contingent Deferred Sales Charges] [and a waiver of any Market Value Adjustment] [or whose medically necessary stay in a hospital or nursing facility may allow the Certificate Owner to be eligible for either a total or partial waiver of the Contingent Deferred Sales Charge].]

Designated Beneficiary: The person who may be entitled to receive benefits following the death of the Annuitant, Certificate Owner, or joint Certificate Owner. The Designated Beneficiary will be the first person among the following who is alive on the date of death: primary Certificate Owner; joint Certificate Owner; primary beneficiary; contingent beneficiary; and if none of the above is alive, the primary Certificate Owner's estate. If the primary Certificate Owner and joint Certificate Owner are both alive, they will be the Designated Beneficiary together.

Eligible Funds: The mutual funds that are eligible investments for the Variable Account under the Certificates.

[Fixed Account: Part of Liberty Life's general account to which Purchase Payments may be allocated or Certificate Values may be transferred.]

[Fixed Account Value: The value of all Fixed Account amounts accumulated under the Certificate prior to the Income Date.]

[Guarantee Period Anniversary:  An anniversary of a Guarantee Period's  Start
Date.]

[Guarantee Period Month: The first Guarantee Period Month is the monthly period which begins on the Start Date. Subsequent Guarantee Period Months begin on the same day in the ensuing months.]

[Guarantee Period Year: The first Guarantee Period Year is the annual period which begins on the Start Date. Subsequent Guarantee Period Years begin on each Guaranteed Period Anniversary.]

In Force: The status of the Certificate before the Income Date so long as it is not totally surrendered, the Certificate Value under a Certificate does not go to zero, and there has not been a death of the Annuitant or any Certificate Owner that will cause the Certificate to end within at most five years of the date of death.
Income Date: The date on which annuity payments are to begin.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Office: Liberty Life's executive office, which is 175 Berkeley Street, Boston, Massachusetts 02117.

Qualified Certificate: Certificates issued under Qualified Plans.

Qualified  Plan: A retirement plan established pursuant to the provisions  of
Sections  401, 403(b) or 408(b) of the Internal Revenue Code.   Liberty  Life
treats Section 457 plans as Qualified Plans.

Service Office: Liberty Life's Service Office which is 125 High Street, Boston, Massachusetts 02110.

[Start Date: The date an amount is first allocated to a Guarantee Period].

Variable Account: A separate investment account of Liberty Life into which Purchase Payments under the Certificates may be allocated. The Variable Account is divided into Sub-Accounts ("Sub-Account") that correspond to the Eligible Funds in which they invest.

Variable Account Value: The value of all Variable Account amounts accumulated under the Certificate prior to the Income Date.

Written Request: A request written on a form satisfactory to Liberty Life, signed by the Certificate Owner and a disinterested witness, and filed at Liberty Life's Service Office.

                             SUMMARY OF EXPENSES

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      Summary of Expenses will be completed in each Rule 485(a) filing.

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The  expense summary format below, including the examples, was adopted by the
Securities and Exchange Commission to assist the owner of a variable annuity certificate in understanding the transaction and operating expenses the owner will directly or indirectly bear under a certificate. The values reflect expenses of the Variable Account as well as the Eligible Funds under the
Certificates.   The expenses shown for the Eligible Funds  and  the  examples should not be considered a representation of future expenses.

                   Certificate Owner Transaction Expenses

Sales Load Imposed on Purchases:                       0%

Maximum Contingent Deferred Sales Charge
(as a percentage of Purchase Payments):                [7%1

          Years from Date of Payment    Sales Charge

                    1                        7%
                    2                        6%
                    3                        5%
                    4                        4%
                    5                        3%
                    6                        2%
                    7                        1%
                    8 or later                    0%]

Maximum Total Certificate Owner Transaction Expenses
  (as a percentage of purchase payments):              [7%]

Annual Certificate Maintenance Charge2                 $[36]

[The Certificate Maintenance Charge will be waived before the Income Date if:

      (i) the Certificate Value is greater than or equal to $40,000 on the Certificate Anniversary date this charge is imposed, or

     (ii)  Purchase Payments of at least [$2,500] have been made in the prior
Certificate  Year    and there has been no partial withdrawal  in  the  prior
Certificate Year.]

[The Certificate Maintenance Charge will be waived on or after the Income Date for the current year if:

      (i) variable annuity Option A (income for a Fixed Number of Years) is applicable; and

     (ii) at the time of the first payment of the year, the present value of all remaining payments (See "Option a" on Page xx) is greater than or equal to $40,000.]

                      Variable Account Annual Expenses
                   (as a percentage of average net assets)

Mortality and Expense Risk Charge:                     [1.25%]
[Distribution Charge:]                                 [ .15%]
[Administrative Charge:]                               [ .15%]
Total Variable Account Annual Expenses:                [1.55%]

_______________________________
[XXXXX Trust and YYYYY Fund] Annual Expenses3
(as a percentage of average net assets)

          Management     Other               Total Fund
Fund      Fees           Expenses  Operating Expenses[4]

                                   [After Expense
                                   Reimbursements]

The above expenses for the Eligible Funds were provided by the Funds. Liberty Life has not independently verified the accuracy of the information.

Example #1 _ Assuming surrender of the Certificate at the end of the periods shown.5

A $1,000 investment in each Sub-Account listed would be subject to the expenses shown, assuming 5% annual return on assets.

Sub-Account     1 Year      3 Years      5 Years      10 Years




Example #2 _ Assuming annuitization of the Certificate at the end of the periods shown.5

A $1,000 investment in each Sub-Account listed would be subject to the expenses shown, assuming 5% annual return on assets.


Sub-Account     1 Year      3 Years      5 Years      10 Years




Example #3 _ Assuming the Certificate stays in force through the periods shown.

A $1,000 investment in each Sub-Account listed would be subject to the same expenses shown in Example #2, assuming 5% annual return on assets.

[1Contingent Deferred Sales Charges are deducted only if the Certificate is totally or partially surrendered. A surrender will not incur the Charge percentage shown as follows:

     1. In any Certificate Year, Certificate Owners may withdraw an aggregate amount, not to exceed, at the time of withdrawal, the Certificate's earnings, which equal: (a) the Certificate Value, less (b) the portion of the Purchase Payments not previously withdrawn.
     2. In any Certificate Year after the first, Certificate Owners may withdraw, in addition to the amount available in 1., the amount by which 10% of the Certificate Value as of the preceding Certificate Anniversary exceeds the amount available in 1.]

2[Liberty Life reserves the right to impose a transfer fee after prior notice to Certificate Owners, but currently does not impose any charge.] Premium taxes are not shown. Liberty Life deducts the amount of premium taxes, if any, when paid unless Liberty Life elects to defer such deduction.

3[The XXXXX Trust] expenses are for 199[ ]. [The YYYYY Fund] expenses are estimated and reflect the [YYYYY Fund's] Manager's agreement to reimburse expenses above certain limits (see footnote 4).

[4[YYYYY Fund's] manager has agreed until [a/bb/cc] to reimburse all expenses, including management fees, in excess of the following percentage of the average annual net assets of each Fund, so long as such reimbursement would not result in the Fund's inability to qualify as a regulated investment company under the Internal Revenue Code. The total percentages shown in the table for [YY-1, YY-2 and YY-3] are after expense reimbursement. Each percentage shown in the parentheses is what the total for 199[ ] would be in the absence of expense reimbursement: for [YY-1 -xxx%; for YY-2 - xxx%; and for YYY-3 -xxx%].]

5The annuity is designed for retirement planning purposes. Surrenders prior to the Income Date are not consistent with the long-term purposes of the Certificate and the applicable tax laws.

The examples should not be considered a representation of past or future expenses and charges of the Sub-Accounts. Actual expenses may be greater or less than those shown. Similarly, the assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance. See
"Deductions" in this prospectus, ["How the Funds are Managed"] in the prospectus for [XXXXX Trust], and ["Trust Management Organizations"] and ["Expenses of the Funds"] in the prospectus for [YYYYY Fund].

                            SYNOPSIS

The following Synopsis should be read in conjunction with the detailed information in this prospectus and the Statement of Additional Information. Please refer to the Glossary of Special Terms for the meaning of certain defined terms. Variations from the information appearing in this prospectus due to individual state requirements are described in supplements which are attached to this prospectus, or in endorsements to the Certificates, as appropriate.

The Certificate allows Certificate Owners to allocate Purchase Payments to the Variable Account [and also to the Fixed Account.] The Variable Account is a separate investment account maintained by Liberty Life. [The Fixed Account is part of Liberty Life's "general account", which consists of all Liberty Life's assets except the Variable Account and the assets of other separate accounts maintained by Liberty Life.] Certificate Owners may allocate payments to, and receive annuity payments from the Variable Account [and/or the Fixed Account]. If the Certificate Owner allocates payments to the Variable Account, the accumulation values and annuity payments will fluctuate according to the investment experience of the Sub-Accounts chosen. [If the Certificate Owner allocates payments to the Fixed Account, the accumulation values will increase at guaranteed interest rates and annuity payments will be of a fixed amount. [Fixed Account Values are subject to a limited market value adjustment]. (See Appendix A on Page xx for more information on the Fixed Account.)] [If the Certificate Owner allocates payments to both Accounts, then the accumulation values and annuity payments will be variable in part and fixed in part.]

The Certificate permits Purchase Payments to be made on a flexible Purchase Payment basis. The minimum initial payment is $[5,000]. The minimum amount for each subsequent payment is $[1,000] or such lesser amount as Liberty Life may permit from time to time [(currently $250)]. (See "Purchase Payments" on Page x.)

There are no deductions made from Purchase Payments for sales charges at the time of purchase. [A Contingent Deferred Sales Charge may be deducted in the event of a total or partial surrender (see "Surrenders" on Page xx). The Contingent Deferred Sales Charge is based on a graded table of charges. The charge will not exceed [7]% of that portion of the amount surrendered that represents Purchase Payments made during the [seven] years immediately preceding the request for surrender. (See "Deductions for Contingent Deferred Sales Charge" on Page xx.)]

Liberty Life deducts a Mortality and Expense Risk Charge, which is equal on an annual basis to [1.25]% of the average daily net asset values in the
Variable Account attributable to the Certificates. (See "Deductions for Mortality and Expense Risk Charge" on Page xx.) [Liberty Life also deducts a daily distribution charge which is equal on an annual basis to [.15%] of the same values. (See "Deductions for Daily Sales Charge" on Page xx.)] [Liberty Life deducts a Daily Administrative Charge which is equal on an annual basis to [.15]% of the same values. (See "Deductions for Daily Administrative Charge" on Page xx.)]

[Liberty Life deducts an annual Certificate Maintenance Charge (currently $[36.00]) from the Variable Account Value for administrative expenses. Prior to the Income Date, Liberty Life reserves the right to change this charge for future years. [Liberty Life will in certain instances waive this charge.] (See "Deductions for Certificate Maintenance Charge" on Page xx.)]

Liberty Life reserves the right to deduct a charge of [$50] for each transfer in excess of [12] per Certificate Year.

Premium taxes will be charged against the Certificate Value. Currently such premium taxes range from 0% to 5.0%. (See "Deductions for Premium Taxes" on Page xx.)

There are no federal income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a lump sum payment, annuity payments, or the making of a gift or assignment of the Certificate. A federal penalty tax (currently 10%) may also apply. (See "Tax Status" on Page xx.)

The Certificate allows the Certificate Owner to revoke the Certificate generally within 10 days of delivery (see "Right to Revoke" on Page xx). Since Liberty Life will refund the Certificate Value, the Certificate Owner will bear the investment risk during the revocation period.

The full financial statements for [the Variable Account and] Liberty Life are in the Statement of Additional Information.

                    PERFORMANCE INFORMATION

The Variable Account may from time to time advertise certain performance information concerning its various Sub-Accounts.

[Liberty Life has been offering and certain of the Eligible Funds have been available for contracts for periods prior to the commencement of the offering of the Certificates described in this prospectus. The performance information will be based on historical results of Eligible Funds that apply to the Certificate for the specified time periods.]

This performance information is not intended to indicate either past performance under an actual Certificate or future performance.

The Sub-Accounts may advertise total return information for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the specific Sub-Account over a given period of time.

Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account and a Certificate [(including any Contingent Deferred Sales Charge that would apply if a
Certificate  Owner  surrendered the Certificate at the  end  of  each  period indicated)]. Average total return does not take into account any premium taxes and would be lower if these taxes were included.

In order to calculate average annual total return, Liberty Life divides the change in value of a Sub-Account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-Account made by the Certificate Owner at the beginning of the period illustrated. The resulting total rate for the period is then annualized to obtain the average annual percentage change during the period. Annualization assumes that the application of a single rate of return each year during the period will produce the ending value, taking into account the effect of compounding.

The Sub-Accounts may present additional total return information computed on a different basis.

[First, the Sub-Accounts may present total return information computed on the same basis as described above, except deductions will not include the Contingent Deferred Sales Charge. This presentation assumes that the investment in the Certificate continues beyond the period when the Contingent Deferred Sales Charge applies, consistent with the long-term investment and retirement objectives of the Certificate. The total return percentage will thus be higher under this method than the standard method described above.]

[Second,] the Sub-Accounts may present total return information calculated by dividing the change in a Sub-Account's Accumulation Unit value over a specified time period by the Accumulation Unit value of that Sub-Account at the beginning of the period. This computation results in a 12-month change rate or, for longer periods, a total rate for the period which Liberty Life annualizes in order to obtain the average annual percentage change in the Accumulation Unit value for that period. The change percentages do not take into account [the Contingent Deferred Sales Charge, the Certificate Maintenance Charge and] premium tax charges. The percentages would be lower if these charges were included.

The [XX-1] Sub-Account is a money market Sub-Account that also may advertise yield and effective yield information. The yield of the Sub-Account refers to the income generated by an investment in the Sub-Account over a specifically identified 7-day period. This income is annualized by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period and is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-Account and a Certificate but does not take into account [Contingent Deferred Sales Charges and] premium tax charges. The yield would be lower if these charges were included.

The effective yield of the [XX-1] Sub-Account is calculated in a similar manner but, when annualizing such yield, income earned by the Sub-Account is assumed to be reinvested. This compounding effect causes effective yield to be higher than yield.

             LIBERTY LIFE AND THE VARIABLE ACCOUNT

Liberty Life Assurance Company of Boston was incorporated on September 17, 1963 as a stock life insurance company. Its executive and administrative offices are at 175 Berkeley Street, Boston, Massachusetts 02117.

Liberty Life writes individual life insurance on both a participating and a non-participating basis and group life and health insurance and individual and group annuity contracts on a non-participating basis. The variable annuity contracts described in this prospectus are issued on a non-participating basis. Liberty Life is licensed to do business in all states and in the District of Columbia. However, the Certificates described in this prospectus are currently offered only in New York. Liberty Life has been rated "A" by A.M. Best and Company, independent analysts of the insurance industry. The Best's A rating is in the second highest rating category which also includes a lower rating of A-. Best's Ratings merely reflect Best's opinion as to the relative financial strength of Liberty Life and Liberty Life's ability to meet its contractual obligations to its policyholders. Even though assets in the Variable Account are held separately from Liberty Life's other assets, ratings of Liberty Life may still be relevant to Certificate Owners since not all of Liberty Life's contractual obligations relate to payments based on those segregated assets (e.g., see "Death Provisions" for Liberty Life's obligations after certain deaths to increase the Certificate Value if it less than the Death Benefit Amount or otherwise enhance the death benefit with interest).

Liberty Life is a wholly-owned subsidiary of Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company. Liberty Mutual Insurance Company is a multi-line insurance and financial services institution.

The Variable Account was established by Liberty Life pursuant to the provisions of Massachusetts Law on June 2, 1997. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or Liberty Life by the Securities and Exchange Commission.

Obligations under the Certificates are the obligations of Liberty Life. Although the assets of the Variable Account are the property of Liberty Life, these assets are held separately from the other assets of Liberty Life and are not chargeable with liabilities arising out of any other business Liberty Life may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business Liberty Life may conduct. Thus, Liberty Life does not guarantee the investment performance of the Variable Account. The Variable Account Value and the amount of variable annuity payments will vary with the investment performance of the investments in the Variable Account.

               PURCHASE PAYMENTS AND APPLICATIONS

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     The  minimums and maximums described in the following paragraph may vary within any limits permitted under state insurance law and Liberty Life's administrative guidelines in existence at the time of issuance of the Certificate.

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******************************************************************

The initial Purchase Payment is due on the Certificate Date. The minimum initial Purchase Payment is $[5,000]. Additional Purchase Payments can be made at the Certificate Owner's option. Each subsequent Purchase Payment must be at least $[1,000] or such lesser amount as Liberty Life may permit from time to time [(currently $250)]. Liberty Life may reject any Purchase Payment.
If the application for a Certificate is in good order and it calls for amounts to be allocated to the Variable Account, Liberty Life will apply the initial Purchase Payment to the Variable Account and credit the Certificate with Accumulation Units within two business days of receipt. If the application for a Certificate is not in good order, Liberty Life will attempt to get it in good order within five business days. If it is not complete at the end of this period, Liberty Life will inform the applicant of the reason for the delay and that the Purchase Payment will be returned immediately unless the applicant specifically consents to Liberty Life's keeping the Purchase Payment until the application is complete. Once the application is complete, the Purchase Payment will be applied within two business days of its completion. Liberty Life has reserved the right to reject any application.

Liberty Life confirms, in writing, to the Certificate Owner the allocation of all Purchase Payments and the re-allocation of values after any requested transfer. Liberty Life must be notified immediately by the Certificate Owner of any processing error.

Liberty Life will permit others to act on behalf of an applicant in certain instances, including the following two examples. First, Liberty Life will accept an application for a Certificate that contains a signature signed under a power of attorney if a copy of that power of attorney is submitted with the application. Second, Liberty Life will issue a Certificate that is replacing an existing life insurance or annuity policy that was issued by Liberty Life or an affiliated company without having previously received a signed application from the applicant. Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries will inform Liberty Life of an applicant's answers to the questions in the application by telephone or by order ticket and cause the initial Purchase Payment to be paid to Liberty Life. If the information is in good order, Liberty Life will issue the Certificate with a copy of an application completed with that information. The Certificate will be delivered to the Certificate Owner with a letter from Liberty Life that will give the Certificate Owner an opportunity to respond to Liberty Life if any of the application information is incorrect. Alternatively, Liberty Life's letter may request the Certificate Owner to confirm the correctness of the information by signing either a copy of the application or a Certificate delivery receipt that ratifies the application in all respects (in either case, a copy of the signed document would be returned to Liberty Life for its permanent records). All purchases are confirmed, in writing, to the applicant by Liberty Life. Liberty Life's liability under a Certificate extends only to amounts so confirmed.

              INVESTMENTS OF THE VARIABLE ACCOUNT

                Allocations of Purchase Payments

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     The percentage of required allocations to each Sub-Account may vary from
     1% to 10%.

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Purchase payments applied to the Variable Account will be invested in one  or more of the Eligible Fund Sub-Accounts designated as permissible investments in accordance with the selection made by the Certificate Owner in the
application.   Any  selection  must specify the percentage  of  the  Purchase
Payment that is allocated to each Sub-Account [or must specify the asset allocation model selected. (See Other Services, the Programs on Page xx)]. The percentage for each Sub-Account, if not zero, must be at least [10]% and must be a whole number. A Certificate Owner may change the allocation percentages without fee, penalty or other charge. Allocation changes must be made by Written Request unless the Certificate Owner has by Written Request authorized Liberty Life to accept telephone allocation instructions from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Liberty Life to accept telephone changes, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Liberty Life from time to
time.   The  current  conditions  and procedures  are  in  Appendix  [B]  and
Certificate Owners authorizing telephone allocation instructions will be notified, in advance, of any changes.

The  Variable  Account  is  segmented into  Sub-Accounts.   Each  Sub-Account
contains the shares of one of the Eligible Funds and such shares are purchased at net asset value. Eligible Funds and Sub-Accounts may be added or withdrawn as permitted by applicable law. The Sub-Accounts in the Variable Account and the corresponding Eligible Funds currently are as follows:

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******************************************************************

     TEXT  HERE  WILL  DESCRIBE ELIGIBLE FUNDS  AND  CORRESPONDING  SUB-
     ACCOUNTS

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Eligible Funds of [XXXXX Trust]         Sub-Accounts

[XX-1]                                  [XX-1 Sub-Account]
[XX-2]                                  [XX-2 Sub-Account]
[XX-3]                                  [XX-3 Sub-Account]

Eligible Funds of [YYYYY Fund]          Sub-Accounts

[YY-1]                                  [YY-1 Sub-Account]
[YY-2]                                  [YY-2 Sub-Account]
[YY-3]                                  [YY-3 Sub-Account]

                         Eligible Funds

The Eligible Funds which are the permissible investments of the Variable Account are the separate funds of [XXXXX Trust, the separate funds of YYYYY Fund], and any other mutual funds with which Liberty Life and the Variable Account may enter into a participation agreement for the purpose of making such mutual funds available as Eligible Funds under certain Certificates.

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    TEXT HERE WILL DESCRIBE INDIVIDUAL INVESTMENT ADVISERS

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The investment objectives of the Eligible Funds are briefly described below.
More detailed information, including investor considerations related to the risks of investing in a particular Eligible Fund, may be found in the current prospectus for that Fund. An investor should read that prospectus carefully before selecting a fund for investing. The prospectus is available, at no charge, from a salesperson or by writing Liberty Life' Service Office at the address shown on Page 1 or by calling (800) 437-4466.

Eligible Funds of [XXXXX Trust]
and Variable Account Sub-Accounts       Investment Objective

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     TEXT HERE WILL DESCRIBE FUNDS AND INVESTMENT OBJECTIVES

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Eligible Funds of [YYYYY Fund]
and Variable Account Sub-Accounts            Investment Objective

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     TEXT HERE WILL DESCRIBE FUNDS AND INVESTMENT OBJECTIVES

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There is no assurance that the Eligible Funds will achieve their stated
objectives.

[XXXXX and YYYYY] Funds are funding vehicles for variable annuity contracts and variable life insurance policies offered by separate accounts of Liberty Life and of insurance companies affiliated and unaffiliated with Liberty Life. The risks involved in this "mixed and shared funding" are disclosed in the Trust's and Fund's prospectus under the caption ["The Trust"] and [SALES AND REDEMPTIONS,] respectively.

               Transfer of Variable Account Value

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     The number of transfers will vary between zero (0) and the maximum number that Liberty Life determines is consistent with interpretations of applicable tax law restrictions on contract owner control which may permit an unlimited number of transfers. The transfer charge, if any, imposed on transfers in excess of the stipulated number will not exceed the lesser of $50 or the administrative cost for each transfer in excess of that number. The maximum number of free transfers, assuming the imposition of a transfer charge, will be 12. The minimum amount that may be transferred will range between $0 and $500, and the minimum required remaining Sub-Account Value ranges between $0 and $100.

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Certificate Owners may transfer Variable Account Value from one Sub-Account to another Sub-Account [and/or to the Fixed Account]. Currently [x] transfers are permitted. The minimum amount of Variable Account Value that may be transferred is [$500] and the remaining Variable Account Value in the Sub-Account is [$100].

The Certificate allows Liberty Life to charge a transfer fee and to limit the number of transfers that can be made in a specified time period. Certificate Owners should be aware that transfer limitations may prevent a Certificate Owner from making a transfer on the date he or she wants to, with the result that the Certificate Owner's future Certificate Value may be lower than it would have been had the transfer been made on the desired date. Currently, Liberty Life is [not] charging a transfer fee [of [x] for each transfer in excess of [xx] per Certificate Year.] For transfers under different Certificates that are being requested under powers of attorney with a common attorney-in-fact or that are, in Liberty Life's determination, based on the recommendation of a common investment adviser or broker/dealer, there is a transfer limitation of one transfer every 30 days.

Liberty Life is also limiting each transfer to a maximum of $500,000. All transfers requested for a Certificate on the same day will be treated as a single transfer and the total combined transfer amount will be subject to the $500,000 limitation. If the $500,000 limitation is exceeded, no amount of the transfer will be executed by Liberty Life.

In applying the $500,000 limitation, Liberty Life may treat as one transfer all transfers requested by a Certificate Owner for multiple Certificates he or she owns. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Liberty Life.

In applying the $500,000 limitation to transfers requested by a common attorney-in-fact or investment adviser, Liberty Life will treat as one transfer all transfers requested under different Certificates that are being requested under powers of attorney with a common attorney-in-fact or that are, in Liberty Life's determination, based on the recommendation of a common investment adviser or broker/dealer. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Liberty Life. If a transfer is executed under one Certificate and, within the next 30 days, a transfer request for another Certificate is determined by Liberty Life to be related to the executed transfer under this paragraph's rules, the transfer request will not be executed by Liberty Life. In order for it to be executed, it would need to be requested again after the 30 day period has expired and it, along with any other transfer requests that are collectively treated as a single transfer, would need to total less than $500,000.

Liberty Life's interest in applying these limitations is to protect the interests of both Certificate Owners who are not engaging in significant transfer activity and Certificate Owners who are engaging in such activity. Liberty Life has determined that the actions of Certificate Owners engaging in significant transfer activity among Sub-Accounts may cause an adverse effect on the performance of the Eligible Fund for the Sub-Account involved. The movement of Sub-Account values from one Sub-Account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because it must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in Fund transaction costs which must be indirectly borne by Certificate Owners.

Certificate Owners will be notified, in advance, of the imposition of any transfer fee or of a change in the limitation on the number of transfers. The fee will not exceed the lesser of [$50] and the cost of effecting a transfer.

Transfers must be made by Written Request unless the Certificate Owner has by Written Request authorized Liberty Life to accept telephone transfer requests from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Liberty Life to accept telephone transfer instructions, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Liberty Life from time to time. The current conditions and procedures are in Appendix [B] and Certificate Owners authorizing telephone transfers will be notified, in advance, of any changes. Written transfer requests may be made by a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney.

Transfer requests received by Liberty Life before the close of trading on the New York Stock Exchange (currently 4:00 PM Eastern Time) will be initiated at the close of business that day. Any requests received later will be initiated at the close of the next business day. Each request from a Certificate Owner to transfer value will be executed by both redeeming and acquiring Accumulation Units on the day Liberty Life initiates the transfer.

If 100% of any Sub-Account's value is transferred and the allocation formula for Purchase Payments includes that Sub-Account, then the allocation formula for future Purchase Payments will automatically change unless the Certificate Owner instructs otherwise. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless the Certificate Owner instructs otherwise.

Substitution of Eligible Funds and Other Variable Account Changes

If the shares of any of the Eligible Funds should no longer be available for investment by the Variable Account or if in the judgment of Liberty Life's management further investment in such fund shares should become inappropriate in view of the purpose of the Certificate, Liberty Life may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased under the Certificate. No substitution of Fund shares in any Sub-Account may take place without prior approval of the Securities and Exchange Commission and notice to Certificate Owners, to the extent required by the Investment Company Act of 1940.

Liberty Life has also reserved the right, subject to compliance with the law as currently applicable or subsequently changed: (a) to operate the Variable Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law; (b) to take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940 or to comply with any other applicable law; (c) to transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate investment accounts, or to Liberty Life's general account; or to add, combine or remove Sub-Accounts in the Variable Account; and (d) to change the way Liberty Life assesses charges, so long as the aggregate amount is not increased beyond that currently charged to the Variable Account and the Eligible Funds in connection with the Certificates.

                           DEDUCTIONS

         [Deductions for Certificate Maintenance Charge

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     The Certificate Maintenance Charge will not exceed a maximum dollar amount of $100. Under certain forms of the Certificate Liberty Life may not impose any Certificate Maintenance Charge. The amount of purchase payments necessary to support a waiver of the charge ranges between $1000 and $5000.

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Liberty  Life  has responsibility for all administration of the  Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Certificates, maintenance of Certificate Owners'
records,   and   all   accounting,  valuation,   regulatory   and   reporting
requirements. Liberty Life makes a Certificate Maintenance Charge for such services during the accumulation and annuity payment periods. At the present time the Certificate Maintenance Charge is $[36.00] per Certificate Year. PRIOR TO THE INCOME DATE THE CERTIFICATE MAINTENANCE CHARGE IS NOT GUARANTEED AND MAY BE CHANGED BY LIBERTY LIFE. [The Certificate Maintenance Charge will be waived before the Income Date if:

(i)  it is the first Certificate Anniversary, or
(ii) the Certificate Value is greater than or equal to $40,000 on the Certificate Anniversary date this charge is imposed, or
(iii)  Purchase  Payments of at least $2,000 have  been  made  in  the  prior
Certificate Year and there has been no partial withdrawal in the prior Certificate Year.

The Certificate Maintenance Charge will be waived on and after the Income Date for the current year if:

(i) variable annuity Option A (Income for a Fixed Number of Years) is applicable; and
(ii) at the time of the first payment of the year, the present value of all of the remaining payments (see "Option A" on Page 21) is greater than or equal to $40,000.]

[The Certificate Maintenance Charge will be waived if: (i) the Certificate Value is greater than $40,000 on the date this charge is imposed, or (ii) Purchase Payments of at least [$2,500] have been made in the prior Certificate Year and there has been no partial withdrawal in the prior Certificate Year.]

Prior to the Income Date, the full amount of the charge will be deducted from the Variable Account Value on each Certificate Anniversary and on the date of any total surrender not falling on the Certificate Anniversary. On the Income Date, a pro-rata portion of the charge due on the next Certificate Anniversary will be deducted from the Variable Account Value. This pro-rata charge covers the period from the prior Certificate Anniversary to the Income Date. For example, if the Income Date occurs 73 days after that prior anniversary, then one-fifth (i.e., 73 days/365 days) of the annual charge would be deducted on the Income Date. The charge will be deducted from each Sub-Account in the proportion that the value of each bears to the Variable Account Value.

Once annuity payments begin on the Income Date or once they begin after surrender benefits are applied under a settlement option, the yearly cost of the Certificate Maintenance Charge for a payee's annuity will be the same as the yearly amount in effect immediately before the annuity payments begin. Liberty Life may not later change the amount of the Certificate Maintenance Charge deducted from the annuity payments. The charge will be deducted on a pro-rata basis from each annuity payment. For example, if annuity payments are monthly, then one-twelfth of the annual charge will be deducted from each payment.]

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     The Mortality and Expense Risk Charge as stated in the body of the prospectus will vary between 35 and 125 basis points. The variations will depend upon the precise combination of features incorporated into the particular form of the Certificate.

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        Deductions for Mortality and Expense Risk Charge

Although variable annuity payments made to Annuitants will vary in accordance with the investment performance of the investments of the Variable Account, they will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. Liberty Life guarantees the Death Benefits described below (see "Death Benefits"). [Liberty Life assumes an expense risk that the asset-based Administrative Charge will be insufficient to cover the anticipated portion of Liberty Life's administrative expenses.] [Liberty Life assumes an expense risk since the Certificate Maintenance Charge after the Income Date will stay the same and not be affected by variations in expenses.]

To compensate it for assuming these mortality and expense risks, for each Valuation Period Liberty Life deducts from each Sub-Account a Mortality and Expense Risk Charge equal on an annual basis to [.35 - 1.25]% of the average daily net asset value of the Sub-Account. The charge is deducted during both the accumulation and annuity periods (i.e., both before and after the Income
Date). Less than the full charge will be deducted from Sub-Account values attributable to Certificates issued to employees of Liberty Life and other persons specified in "Sales of the Certificate".

           [Deductions for Daily Distribution Charge

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     A daily Distribution Charge may not apply to all forms of the
     Certificate. It will be imposed at a maximum rate of 15 basis points of net assets when such imposition combined with any contingent deferred sales charge does not result in the imposition of sales charges that exceed 9% of Purchase Payments.

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Liberty Life also deducts from each Sub-Account each Valuation Period a daily
Distribution Charge equal on an annual basis to 0.[15]% of the average daily net asset value of the Sub-Account. This charge compensates Liberty Life for certain sales distribution expenses relating to the Certificate.

This charge will not be deducted from Sub-Account values attributable to Certificates that have reached the maximum cumulative distribution charge limit defined below and to Certificates issued to employees of Liberty Life and other persons specified in "Sales of the Certificate". The charge is also not deducted from Sub-Account values attributable to Annuity Units. Liberty Life may decide not to deduct the charge from Sub-Account values attributable to a Certificate issued in an internal exchange or transfer of an annuity contract of Liberty Life's general account.]

          [Deductions for Daily Administrative Charge

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     A daily Administrative Charge may not apply to all forms of the
     Certificate. The maximum daily Administrative Charge will be 15 basis points. This charge may be adjusted giving consideration to the amount of the Certificate Maintenance Charge.

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Liberty Life also deducts from each Sub-Account each Valuation Period an
Administrative Charge equal on an annual basis to 0.[15]% of the average daily net asset value of the Sub-Account. This charge compensates Liberty Life for a portion of the administrative expenses relating to the Contract and the Certificate.]

        [Deductions for Contingent Deferred Sales Charge

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     The Contingent Deferred Sales Charge may not apply to all forms of the Certificate. The Contingent Deferred Sales Charge, including any amounts deducted through the daily Sales Charge, will not exceed 9% of Purchase Payments. The Contingent Deferred Sales Charge, not including any amount deducted through the daily Sales Charge, will in no event exceed a duration of 7 years and 7%.

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A sales charge is not deducted from the Certificate's Purchase Payments when initially received. However, a Contingent Deferred Sales Charge may be deducted upon a surrender.

In order to determine whether a Contingent Deferred Sales Charge will be due upon a partial or total surrender, Liberty Life maintains a separate set of records. These records identify the date and amount of each Purchase Payment made to the Certificate and the Certificate Value over time.

Certificate Owners will be permitted to make partial surrenders during the Accumulation Period without incurring a Contingent Deferred Sales Charge, as follows:

     1. In any Certificate Year, Certificate Owners may withdraw an aggregate amount not to exceed, at the time of the withdrawal, the Certificate's earnings, which equal: (a) the Certificate Value, less (b) the portion of the Purchase Payments not previously withdrawn.

     2. In any Certificate Year after the first, Certificate Owners may withdraw, in addition to the amount available in 1., the amount by which 10% of the Certificate Value as of the preceding Certificate Anniversary exceeds the amount available in 1.

Contingent Deferred Sales Charges, as discussed below, will be deducted with respect to withdrawals in excess of these amounts.

In computing the applicable charge amounts, the amount of any surrender in any Certificate Year after the first as set forth in 2. above, will be deducted from the Purchase Payments in chronological order from the oldest to the most recent until the amount is fully deducted. Any amount so deducted will not be subject to a charge.

The following additional amounts will be deducted from the Purchase Payments in the same chronological order: the amount of any surrender in the first Certificate Year in excess of the amount set forth in 1. above and the amount of any surrender in any later Certificate Year in excess of the combined amount set forth in 1. and 2. above. The Contingent Deferred Sales Charge for each Purchase Payment from which a deduction is made will be equal to (a) multiplied by (b), where:

(a)  is the amount so deducted; and

(b) is the applicable percentage for the number of years that have elapsed from the date of that payment to the date of surrender. Years are measured from the month and day of payment to the same month and day in each subsequent calendar year. The percentages applicable to each Purchase Payment during the [seven] years after the date of its payment are: [7% during year 1; 6% during year 2; 5% during year 3; 4% during year 4; 3% during year 5; 2% during year 6; 1% during year 7;] and 0% thereafter.

The applicable Contingent Deferred Sales Charges for each Purchase Payment are then totalled. The lesser of this total amount and the Certificate's maximum cumulative distribution charge will be deducted from the Certificate Value in the same manner as the surrender amount. The maximum cumulative distribution charge is equal to (a) less (b), where (a) is 9% of the total Purchase Payments made to the Certificate and (b) is the sum of all prior Contingent Deferred Sale Charge deductions from the Certificate Value [and all prior Variable Account daily distribution charges applicable to the Certificate from the 0.15% distribution charge factor.] After each surrender, Liberty Life's records will be adjusted to reflect any deductions made from the applicable Purchase Payments.

Example: Two Purchase Payments were made one year apart for $5,000 and $7,000. The Certificate Value has grown to an assumed $13,200 when the Certificate Owner decides to withdraw $8,000. The Certificate Value at the beginning of the Certificate Year of surrender was $13,000. The Contingent Deferred Sales Charge percentages at the time of surrender are an assumed 5% for the $5,000 payment and 6% for the $7,000 payment. The portion of the surrender representing the Certificate's earnings ($13,200 less $12,000, or $1,200) would not be subject to charges. Since $1,200 is less than the amount guaranteed not to have charges (10% of $13,000, or $1,300), an additional $100 would not be subject to charges. This $100 would be deducted from the oldest Purchase Payment, reducing it from $5,000 to $4,900. The $1,200 increase in value plus the additional $100 leaves $6,700 ($8,000 - 1,200 - 100) to be deducted. This $6,700 would be deducted from the $4,900 of the first payment still left and $1,800 of the second payment. The total Contingent Deferred Sales Charge would be $4,900 multiplied by the applicable 5% and $1,800 times the applicable 6%, or a total of $353. The distribution charge records would now reflect $0 for the 1st payment and $5,200 for the 2nd payment. The $8,000 requested plus the $353 charge would be deducted from Certificate Values under the rules specified in the "Surrenders" section.

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     The maximum compensation payable on the sale of Certificates is 6.50%

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The Contingent Deferred Sales Charge, when it is applicable, will be used to cover the expenses of selling the Certificate, including compensation paid to selling dealers and the cost of sales literature. Any expenses not covered by the charge will be paid from Liberty Life's general account, which may include monies deducted from the Variable Account for the Mortality and Expense Risk Charge. A dealer selling the Certificate may receive up to [6.25%] of Purchase Payments [with additional compensation later based on the Certificate Value of those payments. During certain time periods selected by Liberty Life and [KFSC], the percentage may increase to [6.50]%.]

The Contingent Deferred Sales Charge will be waived in the event a Covered Person is confined in a medical facility in accordance with the provisions and conditions of an endorsement relating to such confinements.

The Contingent Deferred Sales Charge will be eliminated under Certificates issued to employees of Liberty Life and other persons specified in "Sales of the Certificate".

[Liberty Life may reduce or change to 0% any Contingent Deferred Sales Charge percentage under a Certificate issued in an internal exchange or transfer of an annuity contract of Liberty Life's general account.]

      [Deductions for Transfers of Variable Account Value

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     The charge for transfers will range from zero to an amount equal to the administrative costs of effecting the transfer, as described below, not to exceed $50.


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The Certificate allows Liberty Life to charge a transfer fee.  Currently no fee is being charged. Certificate Owners will be notified, in advance, of the imposition of any fee. The fee will not exceed the lesser of $[50] and the cost of effecting a transfer.]

                  Deductions for Premium Taxes

Liberty Life deducts the amount of any premium taxes levied by any state or governmental entity when paid unless Liberty Life elects to defer such deduction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, the status of Liberty Life within such states, and the insurance tax laws of such states. For New York Certificates, the current premium tax rate is 0%.

                  Deductions for Income Taxes

Liberty Life will deduct from any amount payable under the Certificate any income taxes that a governmental authority requires Liberty Life to withhold with respect to that amount. See "Income Tax Withholding" and "Tax-Sheltered Annuities".

                     Total Account Expenses

The Variable Account's total expenses in relation to the Certificate will be [the Certificate Maintenance Charge,] the Mortality and Expense Risk Charge, [the Daily Sales Charge, and the Daily Administrative Charge.]

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and therefore the deductions from and expenses paid out of the assets of the Eligible Funds. These deductions and expenses are described in the Eligible Fund prospectus.

                         OTHER SERVICES

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     Each of the following Programs may or may not be offered under any form of the Certificate. The minimum amount that may be transfered under the Dollar Cost Averaging Program ranges between $75 and $750. The required notice period for the Rebalancing Program will not exceed thirty days. The minimum Purchase Payment for the Systematic Investment Program ranges between $100 and $1000. The minimum amount that may be withdrawn under the Systematic Withdrawal Program ranges between $100 and $250.

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The Programs.  Liberty Life offers several investment related programs which are available only prior to the Income Date: [Asset Allocation]; [Dollar Cost Averaging]; [Systematic Investment]; and [Systematic Withdrawal] Programs. [A Rebalancing Program is available prior to and after the Income Date.] Under each Program, the related transfers between and among Sub-Accounts [and the Fixed Account] are not counted as one of the [twelve] free transfers. Each of the Programs has its own requirements, as discussed below. Liberty Life reserves the right to terminate any Program.

If the Certificate Owner has submitted the required telephone authorization form, certain changes may be made by telephone. For those Programs involving transfers, Owners may change instructions by telephone with regard to which Sub-Accounts [or the Fixed Account] Certificate Value may be transferred.
The current conditions and procedures are described in Appendix [B].

[Dollar Cost Averaging Program. Liberty Life offers a Dollar Cost Averaging program that Certificate Owners may participate in by Written Request. The program periodically transfers Accumulation Units from the [XX-1] Sub-Account [or the One-Year Guarantee Period of the Fixed Account] to other Sub-Accounts selected by the Certificate Owner. The program allows a Certificate Owner to invest in Variable Sub-Accounts over time rather than having to invest in those Sub-Accounts all at once. The program is available for initial and subsequent Purchase Payments and for Certificate Value transferred into the [XX-1] Sub-Account [or the One-Year Guarantee Period.] Under the program, Liberty Life makes automatic transfers on a periodic basis out of the [XX-1] Sub-Account [or the One-Year Guarantee Period] into one or more of the other available Sub-Accounts (Liberty Life reserves the right to limit the number of Sub-Accounts the Certificate Owner may choose but there are currently no limits).

The Certificate Owner by Written Request must specify the [XX-1] Sub-Account [or the One-Year Guarantee Period] from which the transfers are to be made, the monthly amount to be transferred [(minimum $750)] and the Sub-Account(s) to which the transfers are to be made. The first transfer will occur at the close of the Valuation Period that includes the 30th day after the receipt of the Certificate Owner's Written Request. Each succeeding transfer will occur one month later (e.g., if the 30th day after the receipt date is April 8, the second transfer will occur at the close of the Valuation Period that includes May 8). When the remaining value is less than the monthly transfer amount, that remaining value will be transferred and the program will end. Before this final transfer, the Certificate Owner may extend the program by allocating additional Purchase Payments to the [XX-1] Sub-Account [or the One-Year Guarantee Period] or by transferring Certificate Value to the [XX-1] Sub-Account [or the One-Year Guarantee Period.] The Certificate Owner may, by Written Request or by telephone, change the monthly amount to be transferred, change the Sub-Account(s) to which the transfers are to be made, or end the program. The program will automatically end if the Income Date occurs. Liberty Life reserves the right to end the program at any time by sending the Certificate Owner a notice one month in advance.

Written or telephone instructions must be received by Liberty Life by the end (currently 4:00 PM Eastern Time) of the business day preceding the next scheduled transfer in order to be in effect for that transfer. Telephone instructions are subject to the conditions and procedures established by Liberty Life from time to time. The current conditions and procedures appear in Appendix [B], and Certificate Owners in a dollar cost averaging program will be notified, in advance, of any changes.]

[Asset Allocation Program

Certificate Owners may select from five asset allocation model portfolios developed by Ibbotoson Associates. (Model A - Capital Preservation, Model B
- Income and Growth, Model C - Moderate Growth, Model D - Growth, and Model E
- Aggressive Growth.) If a Certificate Owner elects one of the models, initial and subsequent Purchase Payments will automatically be allocated among the Sub-Accounts in the model. Only one model may be used in a Certificate at a time. Certificate Owners may use a questionnaire and scoring system to determine the model which corresponds to their risk tolerance and time horizons.

Periodically Ibbotoson Associates will review the models and may determine that a reconfiguration of the Sub-Accounts and percentage allocations among those Sub-Accounts is appropriate. Certificate Owners will receive notification prior of any reconfiguration.

[The Fixed Account is not available in any asset allocation model. A Certificate Owner may allocate initial or subsequent Purchase Payments, or Certificate Value, between an asset allocation model and the Fixed Account.]

[Rebalancing Program. In accordance with the Certificate Owner's election of the relative Purchase Payments percentage allocations, Liberty Life will automatically rebalance the Certificate Value of each Sub-Account either monthly, quarterly, semi-annually, or annually. On the last day of the period selected, Liberty Life will automatically rebalance the Certificate Value in each of the Sub-Accounts to match the current Purchase Payments percentage allocations. The Program may be terminated at any time and the percentages may be altered by Written Request. The requested change must be received at the Service Office [thirty (30)] days prior to the end of the period selected. [Certificate Value allocated to the Fixed Account is not subject to automatic rebalancing.] After the Income Date, automatic rebalancing applies only to variable annuity payments and Liberty Life will rebalance the number of Annuity Units in each Sub-Account. Annuity Units are used to calculate the amount of each Sub-Account annuity payment; see "Variable Annuity Benefits") in the Statement of Additional Information.]

[Systematic Investment Program. Purchase Payments may be made by monthly draft against the bank account of any Certificate Owner that has completed and returned to Liberty Life a Systematic Investment Program application and authorization form. The application and authorization form may be obtained from Liberty Life or from the sales representative. Each Systematic Investment Program Purchase Payment is subject to a minimum of $250.]

[Systematic Withdrawal Program. To the extent permitted by law, Liberty Life will make monthly, quarterly, semi-annually or annual distributions of a predetermined dollar amount to a Certificate Owner that has enrolled in the Systematic Withdrawal Program. Under the Program, all distributions will be made directly to the Certificate Owner and will be treated for federal tax purposes as any other withdrawal or distribution of Certificate Value. (See "Tax Status".) A Certificate Owner may specify the amount of each partial withdrawal, subject to a minimum of [$100]. [Systematic withdrawals may only be made from the Sub-Accounts [and the [One] Year Guarantee Period of the Fixed Account.]] [In each Certificate Year, portions of Certificate Value may be withdrawn without the imposition of any Contingent Deferred Sales Charge ("Free Withdrawal Amount"). If withdrawals pursuant to the Program are greater than the Free Withdrawal Amount, the amount of the withdrawals greater than the Free Withdrawal Amount will be subject to the applicable Contingent Deferred Sales Charge. Any unrelated voluntary partial withdrawal a Certificate Owner makes during a Certificate Year will be aggregated with withdrawals pursuant to the Program to determine the applicability of any Contingent Deferred Sales Charge under the Certificate provisions regarding partial withdrawals.

Unless the Certificate Owner specifies the Sub-Account or Sub-Accounts [or the Fixed Account] from which withdrawals of Certificate Value shall be made or if the amount in a specified Sub-Account is less than the predetermined amount, Liberty Life will make withdrawals under the Program from the Sub-Accounts [and the Fixed Account] in amounts proportionate to the amounts in the Sub-Accounts [and the Fixed Account.] All withdrawals under the Program will be effected by canceling the number of Accumulation Units equal in value to the amount to be distributed to the Certificate Owner [and any applicable Contingent Deferred Sales Charge].

[The Program may be combined with all other Programs [except the Systematic Investment Program].]

[It may not be advisable to participate in the Systematic Withdrawal Program and incur a Contingent Deferred Sales Charge when making additional Purchase Payments under the Certificate.]]

                        THE CERTIFICATES

                     Variable Account Value

The Variable Account Value for a Certificate is the sum of the value of each Sub-Account to which values are allocated under a Certificate. The value of each Sub-Account is determined at any time by multiplying the number of Accumulation Units attributable to that Sub-Account by the Accumulation Unit value for that Sub-Account at the time of determination. The Accumulation Unit value is an accounting unit of measure used to determine the change in an Accumulation Unit's value from Valuation Period to Valuation Period.

Each Purchase Payment that is made results in additional Accumulation Units being credited to the Certificate and the appropriate Sub-Account thereunder. The number of additional units for any Sub-Account will equal the amount allocated to that Sub-Account divided by the Accumulation Unit value for that Sub-Account at the time of investment.

                       Valuation Periods

The Variable Account is valued each Valuation Period using the net asset value of the Eligible Fund shares. A Valuation Period is the period commencing at the close of trading on the New York Stock Exchange on each Valuation Date and ending at the close of trading for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for business. The New York Stock Exchange is currently closed on weekends, New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

                     Net Investment Factor

Variable Account Value will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect value, Liberty Life utilizes an Accumulation Unit value. Each Sub-Account has its own Accumulation Units and value per Unit. The Unit value applicable during any Valuation Period is determined at the end of that period.

When Liberty Life first purchased Eligible Fund shares on behalf of the Variable Account, Liberty Life valued each Accumulation Unit at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. Liberty Life calculates a net investment factor for each Sub-Account by dividing (a) by (b) and then subtracting (c) (i.e., (a/b) _ c), where:

(a) is equal to:

          (i) the net asset value per share of the Eligible Fund at the end of the Valuation Period; plus

          (ii) the per share amount of any distribution made by the Eligible Fund if the "ex-dividend" date occurs during that same Valuation Period.

(b) is the net asset value per share of the Eligible Fund at the end of the prior Valuation Period.

(c)  is equal to:

               (i) the Valuation Period equivalent of the Mortality and Expense Risk Charge; plus

               [(ii)     the Valuation Period equivalent of the daily
               Distribution Charge; plus]

               [(iii)    the Valuation Period equivalent of the daily
               Administrative Charge; plus]

               [(iv)]    a charge factor, if any, for any tax provision
               established by Liberty Life as a result of the operations of that Sub-Account.

[If a Certificate ever reaches the maximum cumulative sales charge limit defined in "Deductions for Contingent Deferred Sales Charge", Unit values without (c)(ii) above will be used thereafter.] For Certificates issued to employees of Liberty Life and other persons specified in "Sales of the Certificate", Unit values with [.35]% in (c)(i) above [and without (c)(ii) above will be used. Unit values without (c)(ii) above may be used for certain Certificates issued in an internal exchange or transfer (see "Deductions for Daily Distribution Charges".]

                Modification of the Certificate

Only Liberty Life's President or Secretary may agree to alter the Certificate or waive any of its terms. Any changes must be made in writing and with the Certificate Owner's consent, except as may be required by applicable law.

                        Right to Revoke

The Certificate Owner may return the Certificate within 10 days after he or she receives it by delivering or mailing it to Liberty Life's Service Office. The return of the Certificate by mail will be effective when the postmark is affixed to a properly addressed and postage-prepaid envelope. The returned Certificate will be treated as if Liberty Life never issued it and Liberty Life will refund the Certificate Value.

        DEATH PROVISIONS FOR NON-QUALIFIED CERTIFICATES

Death of Primary Owner, Joint Owner or Certain Non-Owner Annuitant

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     One or more of the Death Benefit options described below may be included under any form of the Certificate.

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These provisions apply if, before the Income Date while the Certificate is In
Force, the primary Certificate Owner or any joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate with a non-natural Certificate Owner such as a trust.
The Designated Beneficiary will control the Certificate after such a death.

If the decedent's surviving spouse (if any) is the sole Designated Beneficiary, the surviving spouse will automatically become the new sole primary Certificate Owner as of the decedent's date of death. And, if the Annuitant is the decedent, the new Annuitant will be any living contingent annuitant, otherwise the surviving spouse. The Certificate may continue until another death occurs (i.e., until the death of the Annuitant, primary Certificate Owner or joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate may continue up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate for its Surrender Value. If the Certificate is still in effect at the end of the five-year period, Liberty Life will automatically end it then by paying the Certificate Value to the Designated Beneficiary. If the Designated Beneficiary is not then alive, Liberty Life will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.

The Covered Person under this paragraph shall be [the decedent if he or she is the first to die of] the primary Certificate Owner, [Joint Certificate Owner], [Annuitant], or, if there is a non-natural Certificate Owner such as a trust, the Annuitant shall be the Covered Person. If the Covered Person dies, the Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA"). The DBA is:

[Death Benefit [1]. The DBA at issue is the initial Purchase Payment. Thereafter, it is the prior death benefit plus any additional Purchase Payments, less any partial withdrawals, including any applicable surrender charge.]

[Death Benefit [2]. The DBA at issue is the initial Purchase Payment. Thereafter, the DBA is calculated for each Valuation Period by adding any additional Purchase Payments, and deducting any partial withdrawals, including any applicable surrender charge. This resulting amount is the "net Purchase Payment death benefit". The Certificate Value for each Certificate Anniversary (the "Anniversary Value") before the [81st] birthday of the Covered Person is determined. Each Anniversary Value is increased by any Purchase Payments made after that anniversary. This resultant value is then decreased by an amount calculated at the time of any partial withdrawal made after that anniversary. The amount is calculated by taking the amount of any partial withdrawal, and dividing by the Certificate Value immediately preceding the partial withdrawal, and then multiplying by the Anniversary Value immediately preceding the withdrawal. The greatest Anniversary Value, as so adjusted, (the "greatest Anniversary Value") is the DBA unless the net Purchase Payment death benefit is higher. The net Purchase Payment death benefit will be the DBA if such amount is higher than the greatest Anniversary Value.]

[Death Benefit [3]. The DBA at issue is the initial Purchase Payment. Thereafter, the DBA is calculated for each Valuation Period by applying a death benefit interest rate to the previously calculated DBA, adding any Purchase Payments made during the current Valuation Period and deducting any partial withdrawals, including any applicable surrender charge, taken during the current Valuation Period. The death benefit interest rate is applied to each Purchase Payment until it equals the Maximum Guaranteed Death Benefit. Initially, the Maximum Guaranteed Death Benefit will be a multiple of the initial and additional Purchase Payments made, each computed separately, determined as of the date of death based on such factors as the then stipulated interest rate or the net rate of return of certain Sub-Accounts [or the Fixed Account], as described below. Thereafter, the Maximum Guaranteed Death Benefit as of the effective date of a partial withdrawal is reduced first by the amount of the withdrawal representing earnings and second in proportion to the reduction in Certificate Value for any partial withdrawal representing Purchase Payments.

The death benefit interest rate compounded annually will be a stipulated interest rate, except that with regard to amounts in the Sub-Accounts investing in money market, short term bond or income Funds or [the General Account (the "Fixed Account")] the interest rate applied will be the net rate of return for such Funds, respectively, if it is less than the stipulated death benefit interest rate.]

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The period of time during which the Surrender Charge may be waived following death ranges between 60 and 180 days.


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When Liberty Life receives due proof of the Covered Person's death, Liberty
Life will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Liberty Life will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Liberty Life receives due proof of death. The amount to be credited will be allocated to the Variable Account [and/or the Fixed Account] based on the Purchase Payment allocation selection that is in effect when Liberty Life receives due proof of death. [Whether or not the Certificate Value is increased because of this minimum death provision, the Designated Beneficiary may surrender the Certificate within 180 days of the date of the covered person's death for the Certificate Withdrawal Value without any applicable Contingent Deferred Sales Charge being deducted. For a surrender after 180 days and for a surrender at any time after the death of a non-covered person, any applicable Contingent Deferred Sales Charge would be deducted.] If the Certificate is not surrendered, it will continue in force for the time period specified above.

Payment of Benefits. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Liberty Life pay any benefit of $5,000 or more under an annuity payment option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

Death of Certain Non-Certificate Owner Annuitant. These provisions apply if, before the Income Date while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not a Certificate Owner, and (c) the Certificate Owner is a natural person. The Certificate will continue after the Annuitant's death. The new Annuitant will be any living contingent annuitant, otherwise the primary Certificate Owner. If the Annuitant is the first to die of the Certificate's primary Certificate Owner, Joint Certificate Owner and Annuitant, then the Annuitant is the Covered Person and the Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA"), as defined above. When Liberty Life receives due proof of the Annuitant's death, Liberty Life will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Liberty Life will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Liberty Life receives due proof of death. The amount to be credited will be allocated to the Variable Account and/or the Fixed Account based on the Purchase Payment allocation selection that is in effect when Liberty Life receives due proof of death. Whether or not the Certificate Value is increased because of this minimum death provision, the Certificate Owner may surrender the Certificate within 90 days of the date of the Annuitant's death for the Certificate Withdrawal Value without any applicable Contingent Deferred Sales Charge being deducted. For a surrender after 90 days, any applicable Contingent Deferred Sales Charge would be deducted.

          DEATH PROVISIONS FOR QUALIFIED CERTIFICATES

Death of Annuitant. If the Annuitant dies before the Income Date while the Certificate is In Force, the Designated Beneficiary will control the Certificate after such a death. The Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA") as defined above. When Liberty Life receives due proof of the Annuitant's death, Liberty Life will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Liberty Life will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Liberty Life receives due proof of death. The amount to be credited will be allocated to the Variable Account [and/or the Fixed Account] based on the Purchase Payment allocation selection that is in effect when Liberty Life receives due proof of death. [Whether or not the Certificate Value is increased because of this minimum death provision, the Designated Beneficiary may surrender the Certificate within 90 days of the date of the Annuitant's death for the Certificate Withdrawal Value without any applicable Contingent Deferred Sales Charge being deducted. For a surrender after 90 days, any applicable Contingent Deferred Sales Charge would be deducted.]

If the Certificate is not surrendered, it may continue for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to totally surrender the Certificate for its Certificate Withdrawal Value. If the Certificate is still in effect at the end of the period, Liberty Life will automatically end it then by paying the Certificate Withdrawal Value (without the deduction of any applicable Contingent Deferred Sales Charge) to the Designated Beneficiary. If the Designated Beneficiary is not alive then, Liberty Life will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.

Payment of Benefits. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Liberty Life pay any benefit of $5,000 or more under an annuity payment option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

                     CERTIFICATE OWNERSHIP

The Certificate Owner shall be the person designated in the application. The Certificate Owner may exercise all the rights of the Certificate. Joint Certificate Owners are permitted but not contingent Certificate Owners.

The Certificate Owner may by Written Request change the Certificate Owner, primary beneficiary, contingent beneficiary or contingent annuitant. An irrevocably-named person may be changed only with the written consent of such person.

Because a change of Certificate Owner by means of a gift (i.e., a transfer without full and adequate consideration) may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. A Certificate Owner should consult the Plan Administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

                           ASSIGNMENT

The Certificate Owner may assign the Certificate at any time. A copy of any assignment must be filed with Liberty Life. The Certificate Owner's rights and those of any revocably-named person will be subject to the assignment. Any Qualified Certificate may have limitations on assignability.

Because an assignment may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

               PARTIAL WITHDRAWALS AND SURRENDER

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     The minimum amount to be withdrawn will range between $100 and $500 and required Certificate Value following a withdrawal will range between $500 to $2500.

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The Certificate Owner may make partial withdrawals from the Certificate.
Liberty Life must receive a Written Request and the minimum amount to be withdrawn must be at least [$300] or such lesser amount as Liberty Life may permit in conjunction with a Systematic Withdrawal Program. If the Certificate Value after a partial withdrawal would be below $[2,500], Liberty Life will treat the request as a withdrawal of only the excess amount over $[2,500]. [The amount withdrawn will include any applicable Contingent Deferred Sales Charge and therefore the amount actually withdrawn may be greater than the amount of the surrender check requested.] Unless the request specifies otherwise, the total amount withdrawn will be deducted from all Sub-Accounts of the Variable Account in the ratio that the value in each Sub-Account bears to the total Variable Account Value. [If there is no value, or insufficient value, in the Variable Account, then the amount surrendered, or the insufficient portion, will be deducted from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value.]

The Certificate Owner may totally surrender the Certificate by making a Written Request. Surrendering the Certificate will end it. Upon surrender, the Certificate Owner will receive the Certificate Withdrawal Value.

Liberty Life will pay the amount of any surrender within seven days of receipt of such request. Alternatively, the Certificate Owner may purchase for himself or herself an annuity option with any surrender benefit of at least $5,000. Liberty Life's consent is needed to choose an option if the Certificate Owner is not a natural person.

Annuity options based on life contingencies cannot be surrendered after annuity payments have begun. Option A, which is not based on life contingencies, may be surrendered if a variable payout has been selected.

Because of the potential tax consequences of a full or partial surrender, a Certificate Owner should consult a competent tax adviser regarding a surrender.

                       ANNUITY PROVISIONS

                        Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, payments will begin under the annuity option or options the Certificate Owner has chosen. The amount of the payments will be determined by applying the Certificate Value [increased or decreased by a limited Market Value Adjustment of Fixed Account Value described in Appendix A](less any premium taxes not previously deducted [and less any applicable Certificate Maintenance Charge]) on the Income Date in accordance with the option selected.

                 Income Date and Annuity Option

The Certificate Owner may select an Income Date and an Annuity Option at the time of application. If the Certificate Owner does not select a Annuity Option, Option B will automatically be designated. If the Certificate Owner does not select an Income Date for the Annuitant, the Income Date will automatically be the Annuitant's 90th birthday or any maximum date permitted under state law.

            Change in Income Date and Annuity Option

The Certificate Owner may choose or change an Annuity Option or the Income Date by making a Written Request to Liberty Life at least 30 days prior to the Income Date. However, any Income Date must be: (a) for fixed annuity options, not earlier than the first Certificate Anniversary; (b) not later than the Annuitant's 90th birthday or any maximum date permitted under state law.

                        Annuity Options

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     Liberty Life does not currently anticipate offering any additional variable annuity options, but may offer additional fixed annuity options. Any additional variable annuity options would be limited to those that could be added by a filing pursuant to Rule 497 or Rule 485(b).

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The Annuity Options are:

     Option A: Income for a Fixed Number of Years;

     Option B: Life Income with 10 Years of Payments Guaranteed; and

     Option C: Joint and Last Survivor Income.

Other options may be arranged by mutual consent. Each option is available in two forms--as a variable annuity for use with the Variable Account and as a fixed annuity for use with [Liberty Life's general account] [Fixed Account]. Variable annuity payments will fluctuate while fixed annuity payments will not. The dollar amount of each fixed annuity payment will be determined by deducting from the Certificate Value [increased or decreased by a limited Market Value Adjustment described in Appendix A] any premium taxes not previously deducted and any applicable Certificate Maintenance Charge and then dividing the remainder by $1,000 and multiplying the result by the greater of: (a) the applicable factor shown in the appropriate table in the Certificate; or (b) the factor currently offered by Liberty Life at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.]

If no Annuity Option is selected, Option B will automatically be applied. Unless the Certificate Owner chooses otherwise, Variable Account Value, less any premium taxes not previously deducted [and less any applicable Certificate Maintenance Charge] will be applied to a variable annuity option [and Fixed Account Value [increased or decreased by a limited Market Value Adjustment described in Appendix A] less any premium taxes not previously deducted will be applied to a fixed annuity option.] Whether variable or fixed, the same Certificate Value applied to each option will produce a different initial annuity payment as well as different subsequent payments.

The payee is the person who will receive the sum payable under an annuity option. Any annuity option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available to apply under any variable or fixed option is less than $5,000, Liberty Life has reserved the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

Annuity payments will be made monthly unless quarterly, semi-annual or annual payments are chosen by Written Request. However, if any payment provided for would be or becomes less than $100, Liberty Life has the right to reduce the frequency of payments to such an interval as will result in each payment being at least $100.

Option A: Income For a Fixed Number of Years. Liberty Life will pay an annuity for a chosen number of years, not fewer than 5 nor over [50] [(a period of years over 30 may be chosen only if it does not exceed the difference between age 100 and the Annuitant's age on the date of the first payment).] At any time while variable annuity payments are being made, the payee may elect to receive the following amount: (a) the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option (this interest rate is [5%] per year, unless [3]% per year is chosen by Written Request at the time the option is selected); [less
(b) any Contingent Deferred Sales Charge due by treating the value defined in
(a) as a total surrender. (See "Deductions for Contingent Deferred Sales Charge".] Instead of receiving a lump sum, the payee may elect another payment option and the amount applied to the option will not be reduced by the charge defined in (b) above. If, at the death of the payee, Option A payments have been made for fewer than the chosen number of years:

(a) payments will be continued during the remainder of the period to the successor payee; or

(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is [5%] per year, unless [3]% per year has been chosen by the payee at the time the option is selected.

The Mortality and Expense Risk Charge is deducted during the Option A payment period if a variable payout has been selected, but Liberty Life has no mortality risk during this period.

[If annual payments are chosen for Option A and a variable payout has been selected, Liberty Life has available a "stabilizing" payment option that can be chosen. Each annual payment will be determined as described in "Variable Annuity Payment Values". Each annual payment will then be placed in Liberty Life's general account, from which it will be paid out in twelve equal monthly payments. The sum of the twelve monthly payments will exceed the annual payment amount because of an interest rate factor used by Liberty Life that will vary from year to year. The commutation method described above for calculating the present value of remaining payments applies to the annual payments. Any monthly payments remaining before the next annual payment will be commuted at the interest rate used to determine that year's monthly payments.]

See "Annuity Payments" for the manner in which Option A may be taxed.

Option B: Life Income with 10 Years of Payments Guaranteed. Liberty Life will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than 10 years:

(a) payments will be continued during the remainder of the period to the successor payee; or

(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is [5%] per year, unless [3]% per year was chosen by Payee's Written Request.

The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex.

Option C: Joint and Last Survivor Income. Liberty Life will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH PAYEES DIE AFTER THE RECEIPT OF THE FIRST PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF BOTH PAYEES DIE AFTER RECEIPT OF THE SECOND PAYMENT AND SO ON.

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The frequency with which Certificate Owners may transfer the Sub-Accounts from which variable annuity payments are made with vary between 0 and an unlimited number of times during periods varying between 1 and 12 months.

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                Variable Annuity Payment Values

The amount of the first variable annuity payment is determined by Liberty Life using an annuity purchase rate that is based on an assumed annual investment return of [5%] per year, unless [3]% is chosen by Written Request. Subsequent variable annuity payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed investment return. The total dollar amount of each variable annuity payment will be equal to: (a) the sum of all Sub-Account payments; [less (b) the pro-rata amount of the annual Certificate Maintenance Charge.]
Currently, a payee may instruct Liberty Life to change the Sub-Account(s) used to determine the amount of the variable annuity payments [unlimited] [1] time[s] every [6] months.

          Proof of Age, Sex, and Survival of Annuitant

Liberty Life may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, Liberty Life will compute the amount payable based on the correct age and sex. If income payments have begun, any underpayments Liberty Life may have made will be paid in full with the next annuity payment. Any overpayments, unless repaid in one sum, will be deducted from future annuity payments until Liberty Life is repaid in full.

                           SUSPENSION OF PAYMENTS

Liberty Life reserves the right to postpone surrender payments from the Fixed Account for up to six months. Liberty Life reserves the right to suspend or postpone any type of payment from the Variable Account for any period when:
(a) the New York Stock Exchange is closed other than customary weekend or holiday closings; (b) trading on the Exchange is restricted; (c) an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or (d) the Securities and Exchange Commission permits delay for the protection of security holders. The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions described in
(b) and (c) exist.

                           TAX STATUS

                          Introduction

The Certificate is designed for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code (the "Code"). The ultimate effect of federal income taxes on the Certificate Value, on annuity payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which the Certificate is purchased and upon the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon Liberty Life's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

                Taxation of Annuities in General

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a full surrender, a partial surrender, an assignment or gift of the Certificate, or annuity payments.

Surrenders, Assignments and Gifts. A Certificate Owner who fully surrenders his or her Certificate is taxed on the portion of the payment that exceeds his or her cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the Purchase Payments made for the Certificate and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special 5-year income averaging. A Designated Beneficiary receiving a lump sum surrender benefit after the death of the Annuitant or Certificate Owner is taxed on the portion of the amount that exceeds the Certificate Owner's cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments within 60 days of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Certificates, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

Partial withdrawals received under Non-Qualified Certificates prior to annuitization are first included in gross income to the extent Certificate Value exceeds Purchase Payments. Then, to the extent the Certificate Value does not exceed Purchase Payments, such withdrawals are treated as a non-taxable return of principal to the Certificate Owner. For partial withdrawals under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

A Certificate Owner who assigns or pledges a Non-Qualified Certificate is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to partial withdrawals or surrenders. A Certificate Owner who gives away the Certificate (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Certificate.

A special computational rule applies if Liberty Life issues to the Certificate Owner, during any calendar year, (a) two or more Certificates or
(b) one or more Certificates and one or more of Liberty Life's other annuity contracts. Under this rule, the amount of any distribution includable in the Certificate Owner's gross income is to be determined under Section 72(e) of the Code by treating all the Liberty Life contracts as one contract. Liberty Life believes that this means the amount of any distribution under one Certificate will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Certificates or contracts exceeds the sum of the cost bases for all the contracts.

Annuity Payments. The non-taxable portion of each variable annuity payment is determined by dividing the cost basis of the Certificate by the total number of expected payments while the non-taxable portion of each fixed annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

With respect to the "stabilizing" payment option available under Annuity Option A, pursuant to which each annual payment is placed in Liberty Life's general account and paid out with interest in twelve equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.


Penalty Tax. Payments received by Certificate Owners, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received:
(a) after the taxpayer attains age 59-1/2; (b) in a series of substantially equal payments made for life or life expectancy; (c) after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant); (d) if the taxpayer becomes totally and permanently disabled; or (e) under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided only one Purchase Payment is made to the Certificate, the Certificate is not issued as a result of a Section 1035 exchange, and the first annuity payment begins in the first Certificate Year.

Income Tax Withholding. Liberty Life is required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. Liberty Life will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities"
(TSAs) for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account (IRA).

Section 1035 Exchanges. A Non-Qualified Certificate may be purchased with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is Liberty Life's understanding that in such an event: (a) the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates"; (b) Purchase Payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten years prior to the distribution; and (c) Purchase Payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law: (i) the penalty tax does not apply to any distribution; (ii) partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and
(iii) assignments are not treated as surrenders subject to taxation. Liberty Life's understanding of the above is principally based on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds are designed to be managed to meet the diversification requirements for the Certificate as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate would not be treated as an annuity contract. As a consequence to the Certificate Owner, income earned on a Certificate would be taxable to the Certificate Owner in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, Liberty Life would be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations which will prescribe the circumstances in which a Certificate Owner's control of the investments of a segregated asset account may cause the Certificate Owner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Certificate. Liberty Life, however, has reserved certain rights to alter the Certificate and investment alternatives so as to comply with such regulations. Since the regulations have not been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, Certificate Owners are urged to consult with their own tax advisers.

                        Qualified Plans

The Certificate is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of the Certificate with the various types of
Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

                    Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of Purchase Payments from gross income for tax purposes. However, such Purchase Payments may be subject to Social Security (FICA) taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity" (TSA).

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only (a) when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or (b) in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions. Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of 12/31/88. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

Liberty Life will notify a Certificate Owner who has requested a distribution from a Certificate if all or part of such distribution is eligible for rollover to another TSA or to an individual retirement annuity or account
(IRA). Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate if the Certificate Owner receives the amount rather than directing Liberty Life by Written Request to transfer the amount as a direct rollover to another TSA or IRA.

                Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity." These Individual Retirement Annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Annuity.

           Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

Deferred Compensation Plans With Respect to Service for State and Local Governments

Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain deferred compensation plans that enjoy special income tax treatment with respect to service for tax-exempt organizations, state governments, local governments, and agencies and instrumentalities of such governments. The Certificate can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. However, all such investments are owned by and subject to the claims of general creditors of the sponsoring employer.

              VARIABLE  ACCOUNT VOTING PRIVILEGES

In accordance with its view of present applicable law, Liberty Life will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. Liberty Life will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Liberty Life determines that it is permitted to vote the shares of the Eligible Funds in its own right, it may elect to do so.

The person having the voting interest under a Certificate prior to the Income Date shall be the Certificate Owner. The number of shares held in each Sub-Account which are attributable to each Certificate Owner is determined by dividing the Certificate Owner's Variable Account Value in each Sub-Account by the net asset value of the applicable share of the Eligible Fund. The person having the voting interest after the Income Date under an annuity payment option shall be the payee. The number of shares held in the Variable Account which are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

The number of shares in which a person has a voting interest will be determined as of the date coincident with the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund and voting instructions will be solicited by written communication prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having the voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions with respect to the proportion of the Eligible Fund shares held in the Variable Account corresponding to his or her interest in the Variable Account.

                   SALES OF THE CERTIFICATES

*****************************************************************************
*****************************************************************************


     Another registered broker-dealer that is an affiliate of Liberty Life may serve as the principal underwriter of the Certificates.

*****************************************************************************
*****************************************************************************


[Keyport Financial Services Corp. ("KFSC")] serves as the Principal Underwriter for the Certificate described in this prospectus. The Certificate will be sold by salespersons who represent Liberty Life Assurance Company of Boston, an affiliate of KFSC, as variable annuity agents and who are registered representatives of broker/dealers who have entered into distribution agreements with [KFSC]. [KFSC] is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at [125 High Street, Boston, Massachusetts 02110].

Different  Certificates  may  be sold (1) to a  person  who  is  an  officer, director, or employee of Liberty Life, or an affiliate of Liberty Life, a trustee or officer of an Eligible Fund, an employee of the investment adviser or sub-investment adviser of an Eligible Fund, or an employee or associated person of an entity which has entered into a sales agreement with the Principal Underwriter for the distribution of Certificates, or (2) to any
Qualified  Plan  established for such a person.   Such  Certificates  may  be
different from the Certificates sold to others in that [(1) they are not subject to the deduction for the Certificate Maintenance Charge, the asset-based Sales charge or the Contingent Deferred Sales Charge and (2)] they have a Mortality and Expense Risk Charge of 0[.35]% per year.

                       LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter are a party. Liberty Life is engaged in various kinds of routine litigation which in its judgment is not of material importance in relation to the total capital and surplus of Liberty Life.

                INQUIRIES BY CERTIFICATE OWNERS

Certificate Owners with questions about their Certificates may write Liberty Life's Service Office, 125 High Street, Boston, MA 02110, or call (800) 367-3653.

     TABLE OF CONTENTS_STATEMENT OF ADDITIONAL INFORMATION


                                                            Page
Liberty Life Assurance Company of Boston
Variable Annuity Benefits
  Variable Annuity Payment Values
  Re-Allocating Sub-Account Payments
Safekeeping of Assets
Principal Underwriter
Experts
Investment Performance
  Average Annual Total Return for a Certificate
    that is Surrendered and for a Certificate that Continues
  Change in Accumulation Unit Value
  Yields for [XX-1] Sub-Accounts
Financial Statements
 Liberty Life Assurance Company of Boston

***************************************************************************
***************************************************************************

     The Certificate may or may not provide for a Fixed Account Option.

***************************************************************************
***************************************************************************
                                 [APPENDIX A

 THE FIXED ACCOUNT [(ALSO KNOWN AS THE MODIFIED GUARANTEED ANNUITY ACCOUNT)]

                                Introduction

This Appendix describes the Fixed Account option available under the Certificate.

[FIXED ACCOUNT VALUES PROVIDED BY THE CERTIFICATE ARE SUBJECT TO A MARKET VALUE ADJUSTMENT, THE OPERATION OF WHICH MAY RESULT IN UPWARD OR DOWNWARD ADJUSTMENTS IN AMOUNTS TRANSFERRED AND AMOUNTS PAID (INCLUDING WITHDRAWALS, SURRENDERS, DEATH BENEFITS, AND AMOUNTS APPLIED TO PURCHASE ANNUITY PAYMENTS) TO A CERTIFICATE OWNER OR OTHER PAYEE. IN NO EVENT WILL THE DOWNWARD MARKET VALUE ADJUSTMENT ELIMINATE INTEREST AT THE RATE OF 3% PER YEAR APPLIED TO THE AMOUNT ALLOCATED TO A GUARANTEED PERIOD. PAYMENTS MADE FROM FIXED ACCOUNT VALUES AT THE END OF THEIR GUARANTEE PERIOD ARE NOT SUBJECT TO THE MARKET VALUE ADJUSTMENT.]

Purchase Payments allocated to the Fixed Account option become part of Liberty Life's general account. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Account options have not been registered under the Securities Act of 1933 ("1933 Act"), nor is the general account an investment company under the Investment Company Act. Accordingly, neither the general account, the Fixed Account option, nor any interest therein, are subject to regulation under the 1933 Act or the Investment Company Act. Liberty Life understands that the Securities and Exchange Commission has not reviewed the disclosure in the prospectus relating to the general account and the Fixed Account option.

  Investments in the Fixed Account and Capital Protection Plus

Purchase Payments will be allocated to the Fixed Account in accordance with the selection made by the Certificate Owner in the application. Any selection must specify that percentage of the Purchase Payment that is to be allocated to each Guarantee Period of the Fixed Account. The percentage, if not zero, must be at least 10%. The Certificate Owner may change the allocation percentages without fee, penalty or other charge. Allocation changes must be made by Written Request unless the Certificate Owner has by Written Request authorized Liberty Life to accept telephone allocation instructions from the Certificate Owner. By authorizing Liberty Life to accept telephone changes, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Liberty Life from time to time. The current conditions and procedures are in Appendix [B] and
Certificate Owners authorizing telephone allocation instructions will be notified, in advance, of any changes.

Liberty Life currently offers Guarantee Periods of 1, [3, 5, and 7] years. Liberty Life may change at any time the number of Guarantee Periods it offers under newly-issued and in-force Certificates, as well as the length of those Guarantee Periods. If Liberty Life stops offering a particular Guarantee Period, existing Fixed Account Value in such Guarantee Period would not be affected until the end of the Period (at that time, a Period of the same length would not be a transfer option). Each Guarantee Period currently offered is available for initial and subsequent Purchase Payments and for transfers of Certificate Value.

[Liberty Life offers a Capital Protection Plus program that a Certificate Owner may request. Under this program, Liberty Life will allocate part of the Purchase Payment to the Guarantee Period selected by the Certificate Owner so that such part, based on that Guarantee Period's interest rate in effect on the date of allocation, will equal at the end of the Guarantee Period the total Purchase Payment. The rest of the Purchase Payment will be allocated to the Sub-Account(s) of the Variable Account based on the Certificate Owner's allocation. If any part of the Fixed Account Value is surrendered or transferred before the end of the Guarantee Period, the Value at the end of that Period will not equal the original Purchase Payment amount.

For an example of Capital Protection Plus, assume Liberty Life receives a Purchase Payment of $10,000 when the interest rate for the 7-year Guarantee Period is 6.75% per year. Liberty Life will allocate $6,331 to that
Guarantee Period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment will be allocated to the Sub-Account(s) selected by the Certificate Owner.]

                      Fixed Account Value

The Fixed Account Value at any time is equal to:

(a) all Purchase Payments allocated to the Fixed Account plus the interest subsequently credited on those payments; plus

(b) any Variable Account Value transferred to the Fixed Account plus the interest subsequently credited on the transferred value; less

(c) any prior partial withdrawals from the Fixed Account, including any charges therefor; less

(d)  any Fixed Account Value transferred to the Variable Account.

                        Interest Credits

Liberty Life will credit interest daily (based on an annual compound interest rate) to Purchase Payments allocated to the Fixed Account at rates declared by Liberty Life for Guarantee Periods of one or more years from the month and day of allocation. Any rate set by Liberty Life will be at least [3%] per year.

Liberty Life's method of crediting interest means that Fixed Account Value might be subject to different rates for each Guarantee Period the Certificate Owner has selected in the Fixed Account. For purposes of this section, Variable Account Value transferred to the Fixed Account and Fixed Account Value renewed for another Guarantee Period shall be treated as a Purchase Payment allocation.

[Application of Market Value Adjustment

Any surrender, withdrawal, transfer, or application to an Annuity Option of Fixed Account Value from a Guarantee Period of three years or more is subject to a limited Market Value Adjustment, unless: (1) the effective date of the transaction is at the end of the Guarantee Period; or (2) the effective date of a surrender is within 90 days of the date of death of the first Covered Person to die.

If a Market Value Adjustment applies to either a surrender or the application to an Annuity Option, then any negative Market Value Adjustment amount will be deducted from the Certificate Value and any positive Market Value Adjustment amount will be added to the Certificate Value. If a Market Value Adjustment applies to either a partial withdrawal or a transfer, then any negative Market Value Adjustment amount will be deducted from the partial withdrawal or transfer amount after the withdrawal or transfer amount has been deducted from the Fixed Account Value, and any positive Market Value Adjustment amount will be added to the applicable amount after it has been deducted from the Fixed Account Value.

No Market Value Adjustment is ever applicable to Guarantee Periods of fewer than three years.

Effect of Market Value Adjustment

A Market Value Adjustment reflects the change in prevailing current interest rates since the beginning of a Guarantee Period. The Market Value Adjustment may be positive or negative, but any negative Adjustment may be limited in amount (see Market Value Adjustment Factor below).

Generally, if the Treasury Rate for the Guarantee Period is lower than the Treasury Rate for a new Guarantee Period with a length equal to the time remaining in the Guarantee Period, then the application of the limited Market Value Adjustment will result in a reduction of the amount being surrendered, withdrawn, transferred, or applied to an Annuity Option.

Similarly, if the Treasury Rate for the Guarantee Period is higher than the Treasury Rate for a new Guarantee Period with a length equal to the time remaining in the Guarantee Period, then the application of the Market Value Adjustment will result in an increase in the amount being surrendered, withdrawn, transferred, or applied to an Annuity Option.

The Market Value Adjustment will be applied before the deduction of any applicable surrender charges or applicable taxes.

Market Value Adjustment Factor

The Market Value Adjustment is computed by multiplying the amount being surrendered, withdrawn, transferred, or applied to a Payment Option, by the Market Value Adjustment Factor. The Market Value Adjustment Factor is calculated as the larger of Formula (1) or (2):

(1)  [(1+a)/(1+b)](n/12) - 1

where:

"a" is the Treasury Rate for the number of Guarantee Period Years in the Guarantee Period;

"b" is the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Guarantee Period Years) to the expiration of the Guarantee Period; and

"n" is the number of complete Guarantee Period Months remaining before the expiration of the Guarantee Period.

(2)  [(1.03)/(1+i)](y+d/#) - 1

where:

"i" is the Guaranteed Interest Rate for the Guarantee Period;

"y" is the number of complete Guarantee Period Years that have elapsed in Your Guarantee Period;

"d" is the number of days since the last Guarantee Period Anniversary or, if "y" is zero, the number of days since the start of the Guarantee Period; and

"#" is the number of days in the current Guarantee Period Year (i.e., the sum of "d" and the number of days until the next Guarantee Period Anniversary).

In Formulas (1) and (2), all references to Guarantee Period, Guarantee Period Anniversary, Guarantee Period Month, and Guarantee Period Year relate to the Guarantee Period from which is being taken the amount being surrendered, withdrawn, transferred, or applied to an Annuity Option.

As stated above, the Formula (2) amount will apply only if it is greater than the Formula (1) amount. This will occur only when the Formula (1) amount is negative and the Formula (2) amount is a smaller negative number. Formula (2) thus ensures that a full (normal) negative Market Value Adjustment of Formula
(1) will not apply to the extent it would decrease the Guarantee Period's Fixed Account Value (before the deduction of any applicable surrender charges or any applicable taxes) below the following amount:

     (a)  the amount allocated to the Guarantee Period; less
     (b)  any prior systematic or partial withdrawal amounts; less
     (c) any prior amounts transferred to the Variable Account or to another Guarantee Period in the Fixed Account; plus
      (d) interest on the above items (a) through (c) credited annually at a rate of 3% per year.

Treasury Rates

The Treasury Rate for a Guarantee Period is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b" in Formula (1) above. For "a", Liberty Life uses the Treasury Constant Maturity Series for the week which includes the most recent Determination Date on or preceding the Reset Date for Your Guarantee Period. For "b", Liberty Life uses the Treasury Constant Maturity Series for the week which includes the most recent Determination Date on or preceding the date of calculation of the Market Value Adjustment Factor. The Determination Dates are the last business day prior to the first and fifteenth of each calendar month.

If the number of years specified in "a" or "b" is not equal to a maturity in the Treasury Constant Maturity Series, the Treasury Rate will be determined by straight line interpolation between the interest rates of the next highest and next lowest maturities.

If the Treasury Constant Maturity Series becomes unavailable, Liberty Life will adopt a comparable constant maturity index or, if such a comparable index also is not available, Liberty Life will replicate calculation of the Treasury Constant Maturity Series Index based on U.S. Treasury Security coupon rates.

End of A Guarantee Period

Liberty Life will notify a Certificate Owner in writing at least 30 days prior to the end of a Guarantee Period. At the end of the Guarantee Period, Liberty Life will automatically transfer the Guarantee Period's Fixed Account Value to the Money Market Sub-Account of the Variable Account unless Liberty Life previously received a Certificate Owner's Written Request of: (1) election of a new Guarantee Period from among those being offered by Liberty Life at that time; or (2) instructions to transfer the ending Guarantee
Period's Fixed Account Value to one or more Sub-Accounts of the Variable Account. A new Guarantee Period cannot be longer than the number of years remaining until the Income Date.]

                Transfers of Fixed Account Value

*****************************************************************************
*****************************************************************************

The limits on the number of transfers will range between unlimited transfers and 12 per year. The limitations on transfers from the Fixed Account will range between 10% and 50%.

*****************************************************************************
*****************************************************************************

The Certificate Owner may transfer Fixed Account Value from one Guarantee Period to another or to one or more Sub-Accounts of the Variable Account subject to any applicable Market Value Adjustment. If the Fixed Account Value represents multiple Guarantee Periods, the transfer request must specify from which values the transfer is to be made.

The Certificate allows Liberty Life to limit the number of transfers that can be made in a specified time period. Currently, Liberty Life is limiting Variable Account and Fixed Account transfers to generally [xx] transfers per calendar year with a $500,000 per transfer dollar limit. See "Transfer of Variable Account Value". Transfers from the Fixed Account to the Variable Account are limited to [50%] of the Fixed Account Value at the beginning of the Certificate Year. This limitation will be waived if a Systematic Withdrawal Program is in effect. These limitations will not apply to any transfer made at the end of a Guarantee Period. Certificate Owners will be notified, in advance, of a change in the limitation on the number of transfers.

Transfer requests must be by Written Request unless the Certificate Owner has authorized Liberty Life by Written Request to accept telephone transfer instructions from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Liberty Life to accept telephone transfer instructions, a
Certificate  Owner  agrees  to  accept and be bound  by  the  conditions  and
procedures  established  by  Liberty Life from time  to  time.   The  current
conditions and procedures are in Appendix [B] and Certificate Owners authorizing telephone transfers will be notified, in advance, of any changes. Written transfer requests may be made by a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney.

Transfer requests received by Liberty Life before the close of trading on the New York Stock Exchange (currently 4:00 PM Eastern Time) will be executed at the close of business that day. Any requests received later will be executed at the close of the next business day.

The amount of the transfer will be deducted from the specified values in the manner stated in the next section below.

If 100% of a Guarantee Period's value is transferred and the current allocation for Purchase Payments includes that Guarantee Period, then the allocation formula for future Purchase Payments will automatically change unless the Certificate Owner instructs otherwise. For example, if the allocation formula is 50% to the one-year Guarantee Period and 50% to Sub-Account A and all Fixed Account Value is transferred to Sub-Account A, the allocation formula will change to 100% to Sub-Account A.

                                 [APPENDIX B

                           TELEPHONE INSTRUCTIONS

                  Telephone Transfers of Certificate Values

1. If there are joint Certificate Owners, both must authorize Liberty Life to accept telephone instructions but either Certificate Owner may give Liberty Life telephone instructions.

2. All callers will be required to identify themselves. Liberty Life reserves the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to Liberty Life's satisfaction.

3. Neither Liberty Life nor any person acting on its behalf shall be subject to any claim, loss, liability, cost or expense if it or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent; however, Liberty Life will employ reasonable procedures to confirm that a telephone instruction is genuine and, if Liberty Life does not, Liberty Life may be liable for losses due to an unauthorized or fraudulent instruction. The Certificate Owner thus bears the risk that an unauthorized or fraudulent instruction that is executed may cause the Certificate Value to be lower than it would be had no instruction been executed.

4. All conversations will be recorded with disclosure at the time of the call.

5. The application for the Certificate may allow a Certificate Owner to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, such power will be treated as durable in nature and shall not be affected by the subsequent incapacity, disability or incompetency of the Certificate Owner. Either Liberty Life or the authorized person may cease to honor the power by sending written notice to the Certificate Owner at the Certificate Owner's last known address. Neither Liberty Life nor any person acting on its behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until (a) Liberty Life receives the Certificate Owner's written revocation, (b) Liberty Life discontinues the privilege, or (c) Liberty Life receives written evidence that the Certificate Owner has entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. Telephone transfer instructions received by Liberty Life at 800-367-3653 before the close of trading on the New York Stock Exchange (currently 4:00 P.M. Eastern Time) will be initiated that day based on the unit value prices calculated at the close of that day. Instructions received after the close of trading on the NYSE will be initiated the following business day.

8. Once instructions are accepted by Liberty Life, they may not be canceled.

9. All transfers must be made in accordance with the terms of the Certificate and current prospectus. If the transfer instructions are not in good order, Liberty Life will not execute the transfer and will notify the caller within 48 hours.

10. If 100% of any Sub-Account's value is transferred and the allocation formula for Purchase Payments includes that Sub-Account, then the allocation formula for future Purchase Payments will change accordingly unless Liberty Life receives telephone instructions to the contrary. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless Liberty Life is instructed otherwise.

        Telephone Changes to Purchase Payment Allocation Percentages

                     Numbers 1-6 above are applicable.]


                                 PROSPECTUS

                                   [DATE]

                               Distributed by:

                     [Keyport  Financial Services Corp.
                   125 High Street, Boston, MA 02110-2712]

                                 Issued by:
                  Liberty Life Assurance Company of Boston
                    175 Berkeley Street, Boston, MA 02117

                         Liberty Life Service Office
                               125 High Street
                            Boston, MA 02110-2712
                   Service Hotline 800-367-3653 (Press 3)


 Yes.I would like to receive the Liberty Life [NAME OF ANNUITY] Statement of
                           Additional Information.

    Yes.I would like to receive the [NAME OF FUND] Statement of Additional
                                Information.

    Yes.I would like to receive the [NAME OF FUND] Statement of Additional
                                Information.

Name

Address

City, State Zip


                             BUSINESS REPLY MAIL
                FIRST CLASS MAIL  PERMIT NO. 6719  BOSTON, MA
                      POSTAGE WILL BE PAID BY ADDRESSEE

                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                               125 HIGH STREET
                            BOSTON, MA 02110-9773

     NO POSTAGE NECESSARY IF MAILED IN THE UNITED STATES.





                                     PART B

                     STATEMENT OF ADDITIONAL INFORMATION

                       GROUP FLEXIBLE PURCHASE PAYMENT
                     DEFERRED VARIABLE ANNUITY CONTRACT
                                  ISSUED BY
                             VARIABLE ACCOUNT J
                                     OF
          LIBERTY LIFE ASSURANCE COMPANY OF BOSTON ("Liberty Life")




This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the variable annuity
prospectus dated                          , 1997. The SAI is incorporated  by
reference into the prospectus. The prospectus is available, at no charge, by writing Liberty Life at 125 High Street, Boston, MA 02110 or by calling (800) 437-4466.


                              TABLE OF CONTENTS

                                                             Page

Liberty Life Assurance Company of Boston..........................
Variable Annuity Benefits.........................................
  Variable Annuity Payment Values.................................
  Re-Allocating Sub-Account Payments..............................
Safekeeping of Assets.............................................
Principal Underwriter.............................................
Experts...........................................................
Investment Performance............................................
  Average Annual Total Return for a Contract that is
    Surrendered and for a Contract that Continues
  Change in Accumulation Unit Value
  Yields for [XX-1].Sub-Accounts..................................
Financial Statements..............................................
  Liberty Life Assurance Company of Boston........................




The date of this statement of additional information is     , 1997



                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

Liberty Mutual Insurance Company ("Liberty Mutual") and Liberty Mutual Fire Insurance Company ("Liberty Mutual Fire") are the ultimate corporate parents of Liberty Life. Liberty Mutual and Liberty Mutual Fire ultimately control Liberty Life through the following intervening holding company subsidiary:
Liberty Mutual Property-Casualty Holding Corporation. Liberty Mutual Insurance Company is a multi-line insurance company. For additional information about Liberty Life, see page ___ of the prospectus.

                          VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values

      For each variable payment option, the total dollar amount of each periodic payment will be equal to: (a) the sum of all Sub-Account payments; less [(b) the pro-rata amount of the annual Certificate Maintenance Charge.]

      The first payment for each Sub-Account will be determined by deducting [any applicable Certificate Maintenance Charge and] any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Certificate's annuity table for the particular payment option; or (b) the factor currently offered by Liberty Life at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

      The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

      Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Liberty Life uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

*****************************************************************************
*****************************************************************************


     The formula for the net investment factor will vary depending upon whether certain asset charges are imposed, as explained in the notes in the Prospectus. With regard to the AIR, the AIR will vary within the limits permitted under state insurance law, but no less than 3%.

*****************************************************************************
*****************************************************************************


     When Liberty Life first purchased the Eligible Fund shares of [XXX Trust and YYY Fund] on behalf of the Variable Account, Liberty Life valued each Annuity Unit for each Sub-Account at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Liberty Life calculates a net investment factor for each Sub-Account by dividing (a) by (b), where:

          (a) is equal to the net investment factor as defined in the prospectus [without any deduction for the sales charge defined in
          (c)(ii) of the net investment factor formula]; and

          (b)   is  the  assumed investment factor for the current  Valuation
          Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Contract's annuity tables is [5]% per year. [An AIR of 3% per year is also currently available upon Written Request.]

      With a particular AIR, payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed AIR percentage. If a given amount of Sub-Account value is applied to a particular payment option, the initial payment will be smaller if a [3]% AIR is selected instead of a [5]% AIR but, all other things being equal, the subsequent [3]% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 5%, 3%, or 0%
between the time of the first and second payments. With an actual [9]% return, the [3]% AIR and [5]% AIR payments would both increase in amount but the [3]% AIR payment would increase by a larger percentage. With an actual [5]% return, the [3]% AIR payment would increase in amount while the [5]% AIR payment would stay the same. With an actual return of [3]%, the [3]% AIR payment would stay the same while the [6]% AIR payment would decrease in amount. Finally, with an actual return of 0%, the [3]% AIR and [5]% AIR payments would both decrease in amount but the [3]% AIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the [3]% AIR payment amount might become larger than the [5]% AIR payment amount. Note though that if Option A (Income for a Fixed Number of Years) is selected and payments continue for the entire period, the [3]% AIR payment amount will start out being smaller than the [5]% AIR payment amount but eventually the [3]% AIR payment amount will become larger than the [5]% AIR payment amount.

Re-Allocating Sub-Account Payments

*****************************************************************************
*****************************************************************************

      The number of times that Sub-Account(s) used to determine the amount of variable annuity payments will range between unlimited times to once every twelve months. The minimum percentage per Sub-Account will range between 1% and 10%.

*****************************************************************************
*****************************************************************************

      The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Liberty Life to change the Sub-Account(s) used to determine the amount of the variable annuity payments [1] time[s] every [12] months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least [10]% and must be a whole number. At the end of the Valuation Period during which Liberty Life receives the request, Liberty Life will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.

                            SAFEKEEPING OF ASSETS

Liberty Life is responsible for the safekeeping of the assets of the Variable Account.

Liberty Life has responsibility for providing all administration of the Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Contracts and Certificates, maintenance of Certificate Owners' records, and all accounting, valuation, regulatory and reporting requirements. Liberty Life has contracted with Keyport Life Insurance Company, an affiliate, to provide all administration for the Contracts and Certificates, as its agent. Keyport Life Insurance Company's compensation is based on the number of Certificates and on the Certificate Value of these Certificates.

                            PRINCIPAL UNDERWRITER

      The Contract and Certificates, which are offered continuously, is distributed by [Keyport Financial Services Corp. ("KFSC")], an affiliate.

                                   EXPERTS

      The financial statements of Liberty Life as of December 31, 199[5] and 199[4] and for each of the years in the three-year period ended December 31, 199[5] included herein, have been included herein in reliance on the reports of [KPMG Peat Marwick LLP], independent certified public accountants, and upon authority of said firm as experts in accounting and auditing.

                           INVESTMENT PERFORMANCE

     The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as sales charges or administrative charges) that are deducted directly from contract values.

     Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity. Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

*****************************************************************************
*****************************************************************************
**

     Information regarding the Performance of the Certificates will be included in the subsequent filings.
*****************************************************************************
*****************************************************************************

[Average annual Total Return for A Certificate that is surrendered and for a Certificate that Continues]

[Change in Accumulation Unit Value]

Yields for [XX-1 Sub-Account]

Yield and effective yield percentages for the [XX-1 Sub-Account] are calculated using the method prescribed by the Securities and Exchange Commission. Both yields reflect the deduction of the annual [1.25]% asset-based Certificate charges. [Both yields also reflect, on an allocated basis, the Certificate's annual $[36] Certificate Maintenance Charge.] Both yields do not reflect [Contingent Deferred Sales Charges and] premium tax charges. The yields would be lower if these charges were included. The following are the standardized formulas:

Yield equals:  (A - B - 1) X  365
                  C           7

Effective Yield Equals:  (A - B)365/7 - 1
                            C

Where:

          A =  the Accumulation Unit value at the end of the 7-day period.

          B = [hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual [XX-1] Sub-Account charge is equal to the $[36] Certificate charge multiplied by a fraction equal to the average number of Certificates with [XX-1] Sub-Account value during the 7-day period divided by the average total number of
          Certificates during the 7-day period. This annual amount is converted to a 7-day charge by multiplying it by 7/365. It is then equated to an Accumulation Unit size basis by multiplying it by a fraction equal to the average value of one [XX-1] Sub-Account Accumulation Unit during the 7-day period divided by the average Certificate Value in [XX-1] Sub-Account during the 7-day period.]

          C  =   the  Accumulation Unit value at the beginning of  the  7-day period.

      The yield formula assumes that the weekly net income generated by an investment in the [XX-1] Sub-Account will continue over an entire year. The effective yield formula also annualizes seven days of net income but it assumes that the net income is reinvested over the year. This compounding effect causes effective yield to be higher than the yield.

                            FINANCIAL STATEMENTS

      The Variable Account has not yet commenced operations and therefore no financial statements are included. The Financial Statements of Liberty Life are provided as relevant to its ability to meet its financial obligations under the Certificates.


                            FINANCIAL STATEMENTS
                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                         [To Be Filed by Amendment]






                                     PART C

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements:
          Included in Part B:
     *    Liberty Life Assurance Company of Boston:
          Balance Sheets for the years ended December 31, 1996
            and 1995.
          Statements  of  Income for the years ended  December
            31, 1996, 1995  and 1994.
          Statements  of Stockholders' Equity  for  the  years
            ended December 31, 1996 and 1995.
          Statements  of  Cash  Flows  for  the  years  ended
            December 31, 1996 and 1995.
          Notes to Financial Statements

     (b)  Exhibits:

          (1)  Resolution of the Board of Directors  establishing
               Variable Account J

          (2)  Not applicable

          (3a) Principal Underwriter's Agreement

          (3b) Specimen Agreement between Principal Underwriter and
               Dealer

          (4a) Form of Group Variable Annuity Contract of Liberty
               Assurance Company of Boston

          (4b) Form of Variable Annuity Certificate of Liberty Life Assurance Company of Boston

          (4c) Form of Tax-Sheltered Annuity Endorsement

          (4d) Form of Individual Retirement Annuity Endorsement

          (4e) Form of Corporate/Keogh 401(a) Plan Endorsement

          (4f) Form of Unisex Endorsement

          (5a) Form  of Application for a Group Variable  Annuity
               Contract

          (5b) Form  of Application for a Group Variable  Annuity
               Certificate

    *     (6a) Articles of Incorporation of Liberty Life Assurance
               Company of Boston

          (6b) By-Laws of Liberty Life Assurance Company of Boston

          (7)  Not applicable

          (8)  Form of Participation Agreement

          (9)  Opinion and Consent of Counsel

     *    (10) Consents of Independent Auditors

          (11) Not applicable

          (12) Not applicable

     *    (13) Schedule for Computations of Performance Quotations

          (15) Chart of Affiliations

          (16) Powers of Attorney

          (17) Specimen Tax-Sheltered Annuity Acknowledgement

          (18) Administrative Services Agreement

     *    (27) Financial Data Schedule

*    To be Filed by Amendment.

Item 25.  Officers and Directors of the Depositor.

Name and                  Position and Offices
Business Address*         with Depositor

Gary L. Countryman        Chairman of the Board & Chief Exec. Officer

Edmund F. Kelly           President and CAO

Morton E. Spitzer         Exec. VP and COO-Individual

Jean M. Scarrow           Exec. VP and COO-Group

J. Phillip Bruen          Vice President

Edwin J. Campbell         Vice President

J. Paul Condrin, III      Vice President

A. Alexander Fontanes     Vice President

Andrew M. Girdwood, Jr.   Vice President

Richard W. Hadley         Vice President

Elizabeth P. Jefferson    Vice President

Richard B. Lassow         Vice President

Merrill J. Mack           Vice President

Douglas T. Maines         Vice President

John S. O'Donnell         Vice President

Gerard A. Paolino         Vice President

Steven M. Sentler         Vice President

John A. Tymochko          Vice President

Barry S. Gilvar           Secretary

Elliot J. Williams        Treasurer

Gerald H. Dolan           Assistant Treasurer

Bernard Gillen            Assistant Treasurer

James W. Jakobek          Assistant Treasurer

Diane S. Bainton          Assistant Secretary

Katherine Desiderio       Assistant Secretary

Christine T. Devine       Assistant Secretary

James R. Pugh             Assistant Secretary

Directors

John B. Conners          J. Paul Condrin, III      Morton E. Spitzer
Gary L. Countryman       Edmund F. Kelly           Jean M. Scarrow
A. Alexander Fontanes    Christopher C. Mansfield

*175 Berkeley Street, Boston, Massachusetts 02117, unless noted otherwise

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

     The Depositor controls the Registrant, and is an affiliate of Keyport Financial Services Corp. (KFSC), a Massachusetts corporation functioning as a broker/dealer of securities. KFSC files separate financial statements.  Both  are  ultimately owned  by  Liberty  Mutual  Insurance
     Company.

     The Depositor is an affiliate of Keyport Advisory Services Corp. (KASC), a Massachusetts corporation functioning as an investment adviser. KASC files separate financial statements and is ultimately owned by Liberty Mutual Insurance Company.

     Chart for the affiliations of the Depositor is Exhibit 15.

Item 27.  Number of Contract Owners.

     None.

Item 28.  Indemnification.

      Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters.

      Keyport Financial Services Corp. (KFSC) is principal underwriter of the SteinRoe Variable Investment Trust and the Keyport Variable Investment Trust, which offer eligible funds for variable annuity and variable life insurance contracts. KFSC is also principal underwriter for Variable Account K of Liberty Life Assurance Company of Boston and for the KMA Variable Account, Variable Account A and Keyport Variable Account-I of Keyport Life Insurance Company and for the Independence Variable Annuity Account and Independence Variable Life Account of Independence Life and Annuity Company, both are affiliated companies of Liberty Life.

The directors and officers are:

Name and Principal       Position and Offices
Business Address*        with Underwriter

John W. Rosensteel       Chairman of the Board and President

John E. Arant III        Director and Vice President and Sales Officer

William L. Dixon         Vice President-Compliance Officer

Francis E. Reinhart      Director and Vice President-Administration

Rogelio P. Japlit        Treasurer

James J. Klopper         Clerk

Donald A. Truman         Assistant Clerk

     *125 High Street, Boston, Massachusetts 02110.

Item 30.  Location of Accounts and Records.

      Liberty Life Assurance Company of Boston, 175 Berkeley St., Boston,  MA
02117

     Keyport Life Insurance Company, 125 High St., Boston, MA 02110

Item 31.  Management Services.

     Not applicable.

Item 32.  Undertakings.

      The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

      The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

      The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

      Registrant represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code. Registrant further represents that it has complied with the provisions of paragraphs (1) - (4) of that letter. Specimen of acknowledgement form used to comply with paragraph (4) is included as Exhibit 17 in this Registration Statement.

Representation

      Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor. Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this Registration Statement.








                                 SIGNATURES


                                 SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf, in the City of Boston and Commonwealth of Massachusetts, on this 18th day of June, l997.


                                          Variable Account J
                                            (Registrant)


                             By: Liberty Life Assurance Company of Boston
                                   (Depositor)



                             By:  /s/Elliot J. Williams
                                      Elliot J. Williams, Treasurer


As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/GARY L. COUNTRYMAN*              /s/EDMUND F. KELLY*
GARY L. COUNTRYMAN                  EDMUND F. KELLY
Chairman of the Board               President

/s/J. PAUL CONDRIN,III*             /s/ELLIOT J. WILLIAMS     June 18, 1997
J. PAUL CONDRIN, III                ELLIOT J. WILLIAMS          DATE
Director                            Treasurer

/s/JOHN B. CONNERS*
JOHN B. CONNERS
Director

/s/A. ALEXANDER FONTANES*
A. ALEXANDER FONTANES
Director

/s/EDMUND F. KELLY*
EDMUND F. KELLY
Director

/s/CHRISTOPHER C. MANSFIELD*
CHRISTOPHER C. MANSFIELD
Director
                                 *BY: /s/Elliot J. Williams   June 18, 1997
/s/JEAN M. SCARROW*                    Elliot J. Williams           Date
JEAN M. SCARROW                        Attorney-in-Fact
Director

/s/MORTON E. SPITZER*
MORTON E. SPITZER
Director


*Elliot J. Williams has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and included herein as
Exhibit 16.


                                 EXHIBIT INDEX

Exhibit                                                                  Page

 (1)  Resolution of Board of Directors establishing Variable Account J

(3a)  Principal Underwriter's Agreement

(3b)  Specimen Agreement between Principal Underwriter and Dealer

(4a) Form of Group Variable Annuity Contract of Liberty Life Assurance Company of Boston

(4b) Form of Variable Annuity Certificate of Liberty Life Assurance Company of Boston

(4c)  Form of Tax-Sheltered Annuity Endorsement

(4d)  Form of Individual Retirement Annuity Endorsement

(4e)  Form of Corporate/Keogh 401(a) Plan Endorsement

(4f)  Form of Unisex Endorsement

(5a)  Form of Application for a Group Variable Annuity Contract

(5b)  Form of Application for a Group Variable Annuity Certificate

(6b)  By-Laws of Liberty Life Assurance Company of Boston

(8)   Form of Participation Agreement

(9)   Opinion and Consent of Counsel

(15)  Chart of Affiliations

(16)  Powers of Attorney

(17) Specimen Tax-Sheltered Annuity Acknowledgement

(18) Administrative Services Agreement

                                                      EXHIBIT 1
                     EXCERPT FROM MINUTES OF MEETING OF
                            BOARD OF DIRECTORS OF
                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

Chairman Countryman referred to the March 9, 1988 vote of the Board of Directors which authorized the management of the Company to establish Separate Investment Accounts for the purposes of marketing individual variable life insurance and individual variable annuity products. He said that the Company may also be called upon to offer variable life and variable annuity products of a group basis, and suggested that the March 9, 1988 vote be revised to provide for the group capability.

Upon motion duly made and seconded, it was

VOTED that the March 9, 1988 vote relative to the marketing of variable life and variable annuity products be restated as follows, to include these products on a group basis:

     1. That the Chairman and the President, either jointly or severally, are hereby granted the authority to establish such individual and pooled Separate Investment Accounts in accordance with the provisions of Chapter 175 of the Massachusetts General Laws,
          Section 132G and the applicable Federal Securities Laws as may be required or desirable to enable the Company to issue individual or group variable life insurance and/or individual or group variable annuity policies.

     2. That the Chairman and the President, either jointly or severally, are hereby granted the authority to invest such Separate Investment Account assets in one or more mutual funds managed by Stein Roe & Farnham Incorporated or any other duly-qualified mutual fund manager.

     3. That the Chairman and the President, either jointly or severally are hereby granted the authority to execute any documents and take such other steps as may be required, upon the advice of the Company's attorney, to enable the Company to issue such variable products.

     4. That amounts paid in connection with the individual or group variable life insurance and individual or group variable annuity contracts issued by the Company may be allocated to one or more of such Separate Investment Accounts in accordance with the terms of the governing contracts.

     5. That the income, if any, and gains and losses, realized or unrealized, of any Separate Investment Account shall be credited to or charges against the amounts so allocated to such Account in accordance with the terms and conditions of the governing contract without regard to other income, gains or losses of the Company and the assets of the Separate Investment Account shall not be chargeable with any liabilities arising out of any other Separate Investment Account or any other business of the Company.

This vote rescinds the vote of March 9, 1988.


[SEAL]


CERTIFIED:                                   /s/Barry S. Gilvar
                                             Secretary

                                                      EXHIBIT 3(a)
                      PRINCIPAL UNDERWRITER'S AGREEMENT

      IT IS HEREBY AGREED by and between LIBERTY LIFE ASSURANCE COMPANY OF BOSTON ("INSURANCE COMPANY"), a Massachusetts corporation, on behalf of Variable Account J (the "Variable Account") and KEYPORT FINANCIAL SERVICES CORP. ("PRINCIPAL UNDERWRITER"), a Massachusetts corporation, as follows:

                                      I

      INSURANCE COMPANY has established, pursuant to Massachusetts Insurance Law, a separate account designated as the Variable Account J. INSURANCE
COMPANY proposes to issue and sell flexible premium variable annuity contracts and certificates designated by form number DVA(1)NY ("Contracts") to the public through PRINCIPAL UNDERWRITER. Contracts to be sold are more fully described in the Registration Statement (including the Prospectus and Statement of Additional Information) hereinafter mentioned.

                                     II

      INSURANCE COMPANY appoints PRINCIPAL UNDERWRITER, during the term of this Agreement, to be the principal underwriter and distributor of Contracts, subject to the registration requirements of the Securities Act of 1933 and the Investment Company Act of 1940 applicable to INSURANCE COMPANY and the Variable Account, and to the provisions of the Securities Exchange Act of 1934 applicable to PRINCIPAL UNDERWRITER. PRINCIPAL UNDERWRITER will sell and cause to be sold Contracts under such terms as are agreed to by INSURANCE COMPANY and PRINCIPAL UNDERWRITER and will make direct sales in its own right to purchasers permitted to buy such Contracts as specified in the Prospectus, as well as arrange for the sale of Contracts through other qualified broker-dealers in its capacity as principal underwriter of such Contracts.

                                     III

     PRINCIPAL UNDERWRITER shall be compensated for its distribution services with respect to Contracts as set forth in the attached Compensation Schedule. PRINCIPAL UNDERWRITER shall pay all broker/dealers out of the compensation it receives from INSURANCE COMPANY. INSURANCE COMPANY has the right to charge back any such compensation under the conditions stated in such Schedule. Any Compensation Schedule may be changed by INSURANCE COMPANY as of a specified date, provided such date is at least 30 days after the date notice of the change is received by PRINCIPAL UNDERWRITER. Any such change will apply only to purchase payments received by INSURANCE COMPANY on or after the effective date of the change.

                                     IV

PRINCIPAL UNDERWRITER shall maintain or cause to be maintained all such required books and records which shall: (a) be maintained in conformity with all applicable requirements of the Securities Exchange Act of 1934, any other applicable federal or state laws, and the National Association of Securities Dealers, Inc. ("NASD"), and, to the extent of such requirements, shall remain property of PRINCIPAL UNDERWRITER; and (b) be subject to inspection at all times by duly authorized officers, auditors or representatives of the INSURANCE COMPANY, Securities and Exchange Commission, NASD and applicable state regulatory agencies.

                                      V

      On behalf of the Variable Account, INSURANCE COMPANY shall furnish PRINCIPAL UNDERWRITER with copies of all Prospectuses, Statements of Additional Information, sales literature and other documents which PRINCIPAL UNDERWRITER reasonably requests for use in connection with the distribution of the Contracts.

                                     VI

      PRINCIPAL UNDERWRITER is not authorized to give any information or to make any representations concerning the Variable Account, INSURANCE COMPANY or the Contracts other than those contained in the current Registration Statement (including the Prospectus and Statement of Additional Information) filed with the Securities and Exchange Commission or in such sales literature as is authorized by INSURANCE COMPANY.

                                     VII

      The parties to this Agreement agree to work together to make certain that the necessary records, as enumerated in Section IV, above, are maintained and to render the necessary assistance to one another for the accurate and timely preparation of such records.
                                    VIII

      This Agreement shall be effective upon its execution and shall replace in all respects the parties' Principal Underwriter's Agreement of May 15, 1992. This Agreement shall remain in effect unless terminated as hereinafter provided. This Agreement shall be automatically terminated in the event of its assignment by PRINCIPAL UNDERWRITER.

     This Agreement may be terminated at any time by either party hereto upon not less than 60 days written notice to the other party.

                                     IX

      All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been given on the date of service if served personally on the party to whom notice is to be given, or on the date of mailing if sent by certified mail, postage prepaid and properly addressed.

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be signed on their behalf on February 16, 1996 by their respective officers thereunto duly authorized.


                                   LIBERTY LIFE ASSURANCE COMPANY
                                   OF BOSTON
                                   ("INSURANCE COMPANY")


ATTEST: /s/Lee W. Rabkin           BY:  /s/Edmund F. Kelly
                                        President


                                   KEYPORT FINANCIAL SERVICES
                                   CORP.
                                   ("PRINCIPAL UNDERWRITER")


ATTEST: /s/Elizabeth B. Love        BY:  /s/John W. Rosensteel
                                        President


LIB.AGR

                                                      EXHIBIT 3(b)
LIBERTY LIFE ASSURANCE COMPANY                              BROKER/DEALER'S
OF BOSTON                                                         AGREEMENT

Liberty Life Assurance Company of Boston ("Liberty Life"), a Massachusetts corporation, Keyport Financial Services Corp. ("KFSC"), a Massachusetts corporation, and Broker/Dealer hereby agree as follows:

1. KFSC is the principal underwriter for variable annuity contracts and certificates DVA(1)NY (hereafter "Contract") issued by Liberty Life and the separate account of Liberty Life designated Variable Account J.

2. Broker/Dealer desires to enter into a distribution agreement with KFSC and to have its registered representatives appointed as agents of Liberty Life for the purpose of selling the Contract to New York residents.

3. Broker/Dealer certifies that it is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD"). Broker/Dealer agrees to abide by all applicable rules and regulations of the NASD and to comply with all applicable state and federal laws and rules and regulations of authorized regulatory agencies affecting the sale of the Contracts.

4. Broker/Dealer will select persons associated with it who are to be appointed as agents of Liberty Life to solicit applications for the
     Contracts in conformance with applicable state and federal laws. No agent will be permitted to solicit sales of the Contracts in any state other than New York.

5. All solicitations for the Contracts will be made only by duly authorized agents who possess the required licenses and appointments and Broker/Dealer will pay compensation only to such agents. Continued solicitation for the Contracts shall be contingent upon the continued qualification of such agents by possession of the required licenses and appointments.

6. Broker/Dealer shall have the responsibility to supervise all agents appointed under this Agreement and shall indemnify and hold harmless the separate account, the eligible mutual funds and their directors and trustees, KFSC, and Liberty Life from any damage or expenses on account of any wrongful act by Broker/Dealer, its representatives, and agents in connection with the solicitation of Contracts.

7. Broker/Dealer shall review all applications for the Contracts, accept them on Broker/Dealer's behalf, and promptly forward them to Liberty Life (at the address shown on the then current prospectus for the Contracts) together with any purchase payments received with such applications without deduction for any compensation. Liberty Life has the right to reject any application for a Contract and return any purchase payment made in connection therewith.

8. Broker/Dealer will offer and sell the Contract only in accordance with the terms and conditions of the then current prospectus applicable to the Contracts and the eligible mutual funds and will make no representations not included in the prospectus or in any authorized supplemental material approved by KFSC and Liberty Life. Broker/Dealer shall not use or permit to be used supplemental material or advertising media with regard to the Contracts other than with the prior written approval of KFSC and Liberty Life.

9. Broker/Dealer is performing the acts covered by this Agreement in the capacity of independent contractor and not as an agent or employee of either KFSC or Liberty Life. Neither KFSC nor Liberty Life shall be liable for any obligation, act or omission of Broker/Dealer.

10. Broker/Dealer shall be paid by Liberty Life (on behalf of KFSC) compensation for the sale of Contracts as set forth in the attached Compensation Schedules(s). Liberty Life has the right to charge back any such compensation under the conditions stated in such Schedule(s). Any Compensation Schedule can be changed by KFSC and Liberty Life as of a specified date, provided such date is at least 10 days after the date the change is mailed to Broker/Dealer's last known address. Any such change will apply only to purchase payments received by Liberty Life after the effective date of the change.

11. Liberty Life may offset against any claim for compensation herein any debts now due or which may become due Liberty Life from Broker/Dealer or from a General Agent affiliated with Broker/Dealer, and such debts shall be a first lien against any compensation due Broker/Dealer hereunder. Broker/Dealer may not offset against any such debts any compensation accrued or to accrue hereunder but not yet payable to Broker/Dealer.

12. This Agreement shall take effect as of the date it is signed by Liberty Life, which date is shown below. It shall continue in force from year to year unless it is terminated. This Agreement may be terminated for any reason by any party; such termination will become effective 60 days after the mailing of a notice of termination to the other parties last known address. This Agreement may be terminated by KFSC or Liberty Life for cause (i.e. Broker/Dealer's violation of any of the terms of this Agreement); such termination will become effective upon the mailing of a notice of termination to the Broker/Dealer's last known address.
     Failure of KFSC or Liberty Life to terminate this Agreement upon knowledge of a cause shall not constitute a waiver of the right to terminate at a later time for such cause. This Agreement shall immediately terminate automatically if Broker/Dealer shall cease to be a member of the NASD or to possess the requisite licenses and appointments, and Broker/Dealer agrees to immediately notify KFSC and Liberty Life of such an occurrence. No provisions of this Agreement other than numbers 6, 9, 10, 11 and 13 shall continue in force after any termination and the provisions of number 10 shall be subject to any limitations contained in the Compensation Schedule(s).

13. This Agreement may not be assigned by Broker/Dealer except with the written consent of KFSC and Liberty Life. This Agreement shall be
     construed   in   accordance  with  the  laws  of  the  Commonwealth   of
     Massachusetts.

Keyport Financial Services Corp.
                                           (Name of Broker/Dealer)

BY:                                      BY:

TITLE:                                   TITLE:

DATE:                                    DATE:

Liberty Life Assurance
Company of Boston                        STATE OF INCORPORATION:

BY:

TITLE:

DATE:


                                                      EXHIBIT 4(a)
                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

     Read this Contract carefully. This document is a description of the legal contract between the Group Contract Owner and Us.

     A Certificate Owner may return a Certificate to Us within 10 days after receipt by delivering or mailing it to Our Office. The return of the Certificate by mail will be effective when the postmark is affixed to a properly addressed and postage prepaid envelope. This returned Certificate will be treated as if We never issued it and We will refund the Certificate Value plus any amount deducted from the purchase payment before it was allocated to the Variable Account. The Certificate Value will be determined as of the date of surrender (i.e., for a mailed contract, the postmark date).

     The Group Contract, as issued to the Group Contract Owner by Us with any riders or endorsements, alone makes up the agreement under which benefits are paid. The Group Contract may be inspected at the office of the Group Contract Owner. In consideration of any application for a Certificate and the payment of purchase payments, We agree, subject to the terms and conditions of the Group Contract, to provide the benefits described in the Certificate to the Certificate Owner. If a Certificate is In Force on the Income Date, We will begin making income payments to the Annuitant. We will make such payments according to the terms of the Certificate and Group Contract.

     Signed for the Company on the Issue Date at Our Home Office, 175 Berkeley Street, Boston, Massachusetts 02117:


      _________________________              _________________________
          Secretary                               President

     POLICY DESCRIPTION
     This is a GROUP VARIABLE ANNUITY CONTRACT with limited purchase payment flexibility. This contract is nonparticipating with no dividends.

     ANNUITY PAYMENTS AND OTHER VALUES PROVIDED BY THIS CONTRACT, WHEN BASED ON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT. VARIABLE ANNUITY PAYMENTS WILL NOT DECREASE OVER TIME IF THE SEPARATE ACCOUNT (AFTER DEDUCTION OF THE ANNUAL [1.55%] ASSET CHARGE) HAS AN ANNUALIZED INVESTMENT RETURN OF AT LEAST 5.0%. SEE PAGES 12-13 AND 19 FOR FURTHER EXPLANATION. CONTRACT ASSETS ALLOCATED TO THE SEPARATE ACCOUNT INCUR CHARGES OF [1.55%] BEFORE ANNUITY PAYMENTS BEGIN AND [1.40%] ONCE ANNUITY PAYMENTS BEGIN. INCOME, CAPITAL GAINS, AND/OR LOSSES WHETHER OR NOT REALIZED, FROM ASSETS ALLOCATED TO THE SEPARATE ACCOUNT ARE CREDITED TO OR CHARGED AGAINST THE SEPARATE ACCOUNT WITHOUT REGARD TO INCOME, CAPITAL GAINS, AND/OR LOSSES ARISING OUT OF ANY OTHER BUSINESS THE COMPANY MAY CONDUCT.


                              Table of Contents

                                                                     Page

Right to Examine Certificate                                          1
Definitions                                                           2
Contract Schedule                                                     3
General Provisions                                                    5
Variable Account Provisions                                           10
Transfers                                                             13
Partial Withdrawals and Total Surrender                               14
Death Provisions                                                      15
Annuity Provisions                                                    16
Endorsements (if any) are before page                                 22


                                 Definitions


Accumulation Period: The period prior to the Income Date during which Purchase Payments may be made by a Certificate Owner.

Accumulation Unit: An accounting unit used to calculate a Certificate Owner's interest in a Sub-account of the Variable Account during the Accumulation Period.

Adjusted Certificate Value: The Certificate Value less any applicable taxes relating to a Certificate and Certificate Maintenance Charge. This amount is applied to the applicable Annuity Tables to determine Annuity Payments.

Annuitant: The natural person on whose life Annuity Payments are based, and to whom any Annuity Payments will be made starting on the Income Date.

Annuity Options:  Options available for Annuity Payments.

Annuity Payments: The series of payments made to the Annuitant, starting on the Income Date, under the Annuity Option selected.

Annuity Period: The period after the Income Date during which Annuity Payments are made.

Annuity Unit: An accounting unit used to calculate Variable Annuity Payments during the Annuity Period.

Beneficiary: The person(s) or entity(ies) who controls the Certificate if any Certificate Owner dies before the Income Date.



                LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                   125 High Street, Boston, MA 02110

                               Service Office
                         125 High Street, 11th Floor
                              Boston, MA 02110

                           Contract Schedule

GROUP CONTRACT OWNER               [Liberty Insurance Trust]
GROUP CONTRACT NUMBER              [678999]
GROUP CONTRACT ISSUE DATE               [6/30/96]
MINIMUM INITIAL PAYMENT            [$5,000]
MINIMUM ADDITIONAL PAYMENT         [$1,000]

Charges

Distribution Charge [We deduct [0.000411%] of the assets in each Variable Account Sub-Account on a daily basis (equivalent to an annual rate of [0.15%]) to compensate Us for a portion of Our distribution costs.]

Administrative Charge [We deduct [0.000411%] of the assets in each Variable Account Sub-account on a daily basis (equivalent to an annual rate of [0.15%]) to compensate Us for a portion of Our administrative expenses.]

Mortality and Expense Risk Charge [We deduct [0.003403%] of the assets in each Variable Account Sub-account on a daily basis (equivalent to an annual rate of [1.25%]) for Our mortality and expense risks.]

Certificate Maintenance Charge [We charge [$36] to cover a portion of Our ongoing Certificate maintenance expenses. The charge is incurred at the beginning of the Certificate Year and is deducted from the assets of the Variable Account on each Certificate Anniversary and at the time of total surrender. We reserve the right to charge up from the assets of the Variable Account $100 per year.]

Transfer Charge [Currently none, however, We reserve the right to charge [$25] for a transfer if a Certificate Owner makes more than [12] transfers per Certificate Year.]

Surrender Charge [At the time of each partial withdrawal or at total surrender a contingent deferred sales charge is imposed as a percentage of each Purchase Payment during the [seven] years after the date of its payment, as follows:

Year 1   Year 2   Year 3   Year 4   Year 5    Year 6   Year 7
   7%      6%        5%       4%        3%       2%        1%
Thereafter 0%].
Initial Purchase Payment Allocation

Currently, Certificate Owners can select [7] Sub-accounts [and the Fixed Account]. We reserve the right to increase or decrease the number of available Sub-accounts. The minimum a Certificate Owner may allocate to any Sub-account [or the Fixed Account] is [10%] of any Purchase Payment. An initial Purchase Payment may be invested as follows:

     [Manning & Napier Moderate Growth
      Manning & Napier Growth
      Manning & Napier Maximum Horizon
      Manning & Napier Equity
      Manning & Napier Small Cap
      Manning & Napier Bond
      SteinRoe Cash Income Fund
                                                       Interest Rate at Issue
     Fixed Account - 1 Year                       x%        ____%
                     3 Year                       x%        ____%
                     5 Year                       x%        ____%
                     7 Year                       x%        ____%

Transfer Guidelines

Number of Transfers and Transfer Charge: [Currently, Certificate Owners are permitted [12] transfers per Certificate Year during the Accumulation Period and [1] transfer every [6] months during the Annuity Period. We reserve the right to change, upon notice, the frequency of transfers a Certificate Owner can make. We also reserve the right to impose a charge for any transfer in excess of [12] per Certificate Year. The transfer charge is shown in the Charges section of the Schedule.]

Minimum amount to be transferred: [None]

Minimum amount which must remain in a Sub-account after transfer: [None]

[Limitations on transfers from Fixed Account: Transfers during a Certificate Year from the Fixed Account to the Variable Account are limited to [25%] of the Fixed Account Value at the beginning of the Certificate Year. This limitation will be waived if a systematic program of monthly transfers has been established.]

Partial Withdrawals

A Certificate Owner may make partial withdrawals during the Accumulation Period without incurring a Surrender Charge[, as follows:

          (1) In any Certificate Year a Certificate Owner may withdraw an aggregate amount not to exceed, at the time of withdrawal:

               (a)  the Certificate Value, less
               (b) the portion of the Purchase Payments not previously withdrawn by that Certificate Owner; and

     (2) In any Certificate Year after the first, a Certificate Owner may also withdraw the positive difference, if any, between the amount withdrawn pursuant to (1) above in any such subsequent year and 10% of the Certificate Value as of the preceding Certificate Anniversary.We will collect the Surrender Charge shown on the Schedule with respect to partial withdrawals in excess of the amounts described in (1) and (2) above].

Minimum withdrawal amount: [$300], [unless the withdrawal is made pursuant to Our Systematic Withdrawal Program described below, in which case the minimum withdrawal is [$100].]

Minimum Certificate Value which must remain after a partial withdrawal:
[$2,500].

Death Benefits

Adjustment of Certificate Value
When We receive due proof of death of the Certificate Owner, [any Joint Certificate Owner,] or the Annuitant if the Certificate Owner is a non-natural Person, We will compare, as of the date of death, the Certificate Value to the Death Benefit amount defined in the Certificate Schedule. If the Certificate Value is less than the Death Benefit, We will increase the current Certificate Value by the amount of the difference. Any amount credited will be allocated to the Variable Account [and/or the Fixed Account] based on the Purchase Payment allocation selection that is in effect when We receive due proof of death.

[Waiver of Surrender Charges
If the Certificate is surrendered within [90] days of the date of death of the Certificate Owner, [any Joint Certificate Owner,] or the Annuitant if the Certificate Owner is a non-natural Person, any applicable Surrender Charges will not be deducted from the Certificate Withdrawal Value.]

Death Benefit Amount

A Certificate Schedule will contain one [or more] of the following Death Benefit provisions.

[Purchase Payment Death Benefit
On the Certificate Date the Death Benefit is the initial Purchase Payment. On subsequent Valuation Dates, the Death Benefit is calculated as follows:

     (1)  Start with the Death Benefit from the prior Valuation Date;
     (2) Add to (1) any additional Purchase Payments paid during the current Valuation Period and subtract from (1) any partial withdrawals (including any associated Surrender Charge incurred) made during the current Valuation Period.]

[Certificate Anniversary Death Benefit
On the Certificate Date, the Death Benefit is the initial Purchase Payment. On subsequent Valuation Dates, the Death Benefit is calculated as follows:

     (1)  (a)  Start with the Death Benefit from the Certificate Date;
          (b) Add to (a) any additional Purchase Payments paid since the Certificate Date and subtract from (a) any partial withdrawals (including any associated Surrender Charge incurred) made since the Certificate Date;
     (2) (a) Determine the Certificate Value for each Certificate Anniversary (the "Anniversary Value") before the [81st] birthday of the Certificate Owner or, if the Certificate Owner is a non-natural Person, the Annuitant;
          (b) Increase each "Anniversary Value" by any Purchase Payments made after that Value's Anniversary;
          (c) Decrease each "Anniversary Value" by the following amount calculated at the time of each partial withdrawal made after that Value's Anniversary: (i) the partial withdrawal amount (including any associated Surrender Charge incurred) divided by the Certificate Value immediately preceding the withdrawal,
               (ii) multiplied by the "Anniversary Value" immediately preceding the withdrawal;
          (d)  Select the highest "Anniversary Value" after the adjustments in
               (b) and (c) above;

     (3)  Set the Death Benefit equal to the greater of (1) and (2).]

[If there is a change of Certificate Owner, the new Certificate Owner's age will be used to determine the amount in (2) above.]

The Variable Separate Account[s]

Sub-accounts investing in shares of mutual funds

[Variable Account [J] is a unit investment trust variable separate account, organized in and governed by the laws of the State of Massachusetts, Our state of domicile. Variable Account [J] is divided into Sub-accounts. Each Sub-account listed below invests in shares of the corresponding Portfolio of the Eligible Fund shown.

Sub-account                   Eligible Fund and Portfolio
                              [Manning & Napier Insurance Fund, Inc.

Moderate Growt               Manning & Napier Moderate Growth Portfolio
Sub-account                  seeks with equal emphasis long-term growth
                             and preservation of capital.

Growth Sub-account           Manning & Napier Growth Portfolio -
                             seeks long term growth of
                             capital. The secondary objective is the preservation of capital.

Maximum Horizon              Manning & Napier Maximum Horizon Portfolio -
Sub-account                  seeks to achieve the high level
                             of long-term capital growth typically
                             associated with the stock market.

Equity Sub-account           Manning & Napier Equity Portfolio- seeks long-
                             term growth of capital.

Small Cap Sub-               Manning & Napier Small Cap Portfolio - seeks to
account                      achieve long term growth of
                             capital by investing principally in the equity securities of small issuers.

Bond Sub-account             Manning & Napier Bond Portfolio -
                             seeks to maximize total return in the form of both income and capital appreciation by investing in fixed income securities without regard to maturity.

                             The Alger American Fund

Alger Growth                 Alger American Growth Portfolio - seeks
Sub-account                  long-term capital appreciation.

Alger Small Cap               Alger American Small Capitalization
Sub-account                        Portfolio - seeks long-term capital
                              appreciation.

                              Alliance Variable Products Series Fund, Inc.

Alliance Global Bond          Global Bond Portfolio - seeks a high level of
Sub-account                   return from a combination of current income and
                              capital appreciation by investing in a globally diversified portfolio of high quality debt securities denominated in the U.S. Dollar and a range of foreign currencies.

Alliance Premier Growth       Premier Growth Portfolio - seeks growth of
Sub-account                   capital rather than current income.

                              Keyport Variable Investment Trust

Colonial Growth & Income           Colonial-Keyport Growth and Income
Sub-account                                  Fund - seeks primarily income
                              and long-
                              term capital growth and, secondarily,
                              preservation of capital.

Colonial Strategic Income     Colonial-Keyport Strategic Income Fund -
Sub-account                        seeks a high level of current income, as
                    is
                              consistent with prudent risk and maximizing total return, by diversifying investments primarily in U.S. and foreign government and high yield, high risk corporate debt securities.

Colonial Int'l Fund for       Colonial-Keyport International Fund for Growth-
Growth Sub-account            seeks long-term capital growth, by investing
                              primarily in non-U.S. equity securities.

Colonial U.S. Fund for        Colonial-Keyport U.S. Fund for Growth -
Growth Sub-account                      seeks growth exceeding over time the
                              S&P
                                                       500 Index (Standard &
                              Poor's Corporation Composite Price Index) performance.

Colonial Utilities            Colonial-Keyport Utilities Fund - seeks
Sub-account                                  primarily current income and,
                              secondarily,
                                                       long-term capital
                              growth.

Newport Tiger                 Newport-Keyport Tiger Fund - seeks long-
Sub-account                   term capital growth by investing primarily
                                                       in equity securities
                              of companies located in
                              the four Tigers of Asia (Hong Kong, Singapore,
                              South Korea and Taiwan) and the other mini-
                              Tigers of East Asia (Malaysia, Thailand,
                              Indonesia, China and the Philippines).

                              MFS Variable Insurance Trust

MFS Emerging Growth           MFS Emerging Growth Series - seeks to provide
Sub-account                   long-term growth of capital.

MFS Research                  MFS Research Series - seeks to provide long-
Sub-Account                   term growth of capital and future income.

                              SteinRoe Variable Investment Trust

SteinRoe Cap Appreciation     Capital Appreciation Fund - seeks capital
Sub-account                   growth by investing primarily in common stocks,
                              convertible securities, and other securities selected for prospective capital growth.

SteinRoe Cash Income          Cash Income Fund - seeks high current income
Sub-account                   from short-term money market instruments
("Money Market" Sub-account) while emphasizing preservation of capital and maintaining excellent liquidity.

SteinRoe Managed Assets       Managed Assets Fund - seeks high total inves-
Sub-account                   tment return through investment in a changing
mix of securities.

SteinRoe Managed Growth       Managed Growth Stock Fund - seeks long-term
Stock Sub-account             growth of capital through investment primarily
                              in common stocks.

SteinRoe Mortgage Securities  Mortgage Securities Income Fund - seeks highest
Income Sub-account            possible level of current income consistent
                              with safety of principal and maintenance of liquidity through investment primarily in mortgage-backed securities.

[Variable Account [M] is an investment company variable separate account which invests directly in securities, organized in and governed by the laws of the State of Massachusetts, Our state of domicile. Variable Account [M] is divided into Sub-accounts. The investment advisor to each Sub-account is set forth opposite each Sub-account shown below:

Sub-account                     Investment Advisor
Currently, none]                [Currently, none]  ]

The Fixed Account

[The Fixed Account is part of Our General Account, which consists of all of Our assets except the assets of the Variable Account and the assets of other separate accounts that We maintain. Subject to applicable law, We have sole discretion over investments of the assets of the Fixed Account. If a Certificate Owner allocates assets to the Fixed Account, the Certificate Owner's accumulation values and annuity payments will have guaranteed minimums.

Before the Income Date, a Certificate Owner's interest in the Fixed Account is measured by the Fixed Account Value. When annuity payments begin, the payee's interest in the Fixed Account is measured by the amount of each periodic payment.

Benefits from the Fixed Account will not be less than the minimum values required by any law of the jurisdiction where the Certificate is delivered.

Purchase Payments will be allocated to the Fixed Account in accordance with a Certificate Owner's selection at the Certificate Date. A Certificate Owner may change such selection by Written Request.

The Fixed Account Value at any time is equal to:

(1)  all Purchase Payments allocated to the Fixed Account plus the interest subsequently credited on those payments; plus
(2)  any Variable Account value transferred to the Fixed Account plus the interest subsequently credited on the transferred value; less
(3)       any prior partial withdrawals from the Fixed Account;less
(4)  any Fixed Account Value transferred to the Variable Account.

We will credit interest to Purchase Payments allocated to the Fixed Account at rates declared by Us for Guarantee Periods of one [or more] year[s] from the month and day of allocation. The minimum Guaranteed Interest Rate is [3%] per year.]

Certificate Owner Services

The Programs. [Liberty Life offers [the following] investment related program[s] which [is] are available only prior to the Income Date: [Dollar Cost Averaging;] [Capital Protection Plus]; [and] [Systematic Withdrawal Programs]. [A Rebalancing Program is available prior to and after the Income Date.] Under [each] [this] Program, the related transfers between and among Sub-Accounts and the Fixed Account are not counted as one of the [twelve] free transfers. Each Program[s] has its own requirements, as discussed below. Liberty Life reserves the right to terminate any Program.]

[Dollar Cost Averaging Program. The program periodically transfers Accumulation Units from the SteinRoe Cash Income Sub-Account or the One-Year Guarantee Period of the Fixed Account to other Sub-Accounts selected by the Certificate Owner. The program allows a Certificate Owner to invest in Variable Sub-Accounts over time rather than having to invest in those Sub-Accounts all at once. The program is available for initial and subsequent Purchase Payments and for Certificate Value transferred into the SteinRoe Cash Income Sub-Account or the One-Year Guarantee Period. Under the program, Liberty Life makes automatic transfers on a periodic basis out of the SteinRoe Cash Income Sub-Account or the One-Year Guarantee Period into one or more of the other available Sub-Accounts (Liberty Life reserves the right to limit the number of Sub-Accounts the Certificate Owner may choose but there are currently no limits). The program will automatically end if the Income Date occurs. Liberty Life reserves the right to end the program at any time by sending the Certificate Owner a notice one month in advance.]

[Rebalancing Program. In accordance with the Certificate Owner's election of the relative Purchase Payment percentage allocations, Liberty Life will automatically rebalance the Certificate Value of each Sub-Account either monthly, quarterly, semi-annually, or annually. On the last day of the period selected, Liberty Life will automatically rebalance the Certificate Value in each of the Sub-Accounts to match the current Purchase Payment percentage allocations. The Program may be terminated at any time and the percentages may be altered by Written Request. Certificate Value allocated to the Fixed Account is not subject to automatic rebalancing. After the Income Date, automatic rebalancing applies only to variable annuity payments and Liberty Life will rebalance the number of Annuity Units in each Sub-Account.]

[Systematic Withdrawal Program. Liberty Life will make monthly, quarterly, semi-annually or annual distributions of a predetermined dollar amount to the Certificate Owner that has enrolled in the Systematic Withdrawal Program. The Certificate Owner may specify the amount of each partial withdrawal, subject to a minimum of $100. Systematic withdrawals may only be made from the Sub-Accounts and the One Year Guarantee Period of the Fixed Account. In each Certificate Year, portions of Certificate Value may be withdrawn without the imposition of any Contingent Deferred Sales Charge ("Free Withdrawal Amount"). If withdrawals pursuant to the Program are greater than the Free Withdrawal Amount, the amount of the withdrawals greater than the Free Withdrawal Amount will be subject to the applicable Contingent Deferred Sales Charge. Any unrelated voluntary partial withdrawal a Certificate Owner makes during a Certificate Year will be aggregated with withdrawals pursuant to the Program to determine the applicability of any Contingent Deferred Sales Charge under the Certificate provisions regarding partial withdrawals.]

[Capital Protection Plus Under this program, Liberty Life will allocate part of the Purchase Payment to the Guarantee Period selected by the Certificate Owner so that such part, based on that Guarantee Period's interest rate in effect on the date of allocation, will equal at the end of the Guarantee Period the total Purchase Payment. The rest of the Purchase Payment will be allocated to the Sub-Account(s) of the Variable Account based on the Certificate Owner's allocation. If any part of the Fixed Account Value is surrendered or transferred before the end of the Guarantee Period, the Value at the end of that Period will not equal the original Purchase Payment amount.]

                        Definitions (continued)

Certificate: The document issued to a Certificate Owner to evidence a Certificate Owner's participation under the Group Contract. The Certificate summarizes the benefits and provisions of the Group Contract.

Certificate Anniversary:  An anniversary of the Certificate Date.

Certificate Date: The date a Certificate is issued to a Certificate Owner. The Certificate Date is shown on the Certificate Schedule.

Certificate Owner: The person who owns a Certificate under the Group Contract. Any Joint Certificate Owners and the Certificate Owner own the Certificate equally with rights of survivorship. All Owners must exercise ownership rights and privileges together, including the signing of Written Requests.

Certificate Value: The sum of the Certificate Owner's interest in the Sub-accounts of the Variable Account and the Fixed Account during the Accumulation Period.

Certificate Year: The first Certificate Year is the annual period which begins on the Certificate Date. Subsequent Certificate Years begin on each Certificate Anniversary.

Eligible Fund:  An investment entity shown on the Certificate Schedule.

Fixed Account: The account We establish to support Fixed Allocations. The Contract Schedule shows whether the Fixed Account is available under the Certificates.

Fixed Account Value: The value of all Fixed Account amounts accumulated under a Certificate prior to the Income Date.

Fixed Allocation: An amount allocated to the Fixed Account that is credited with a Guaranteed Interest Rate for a specified Guarantee Period.

Fixed Annuity: An annuity with a series of payments made during the Annuity Period which are guaranteed as to dollar amount by Us.

General Account: Our general investment account which contains all of Our assets except those in the Variable Account and Our other separate accounts.

Group Contract Owner: The person or entity to which the Group Contract is issued.

Guaranteed Interest Rate: The effective annual interest rate which We will credit for a specified Guarantee Period.

Guarantee Period: The period of year(s) a rate of interest is guaranteed to be credited within the Fixed Account.

Income Date: The date on which Annuity Payments begin. The Income Date is shown on the Certificate Schedule.

In Force: The status of a Certificate before the Income Date so long as it has not been totally surrendered and there has not been a death of a Certificate Owner or Joint Certificate Owner that will cause the Certificate to end within five years of the date of death.

Office:  Our service office shown on the Certificate Schedule.

Person: A human being, trust, corporation, or any other legally recognized entity.

Portfolio: A series of an Eligible Fund which constitutes a separate and distinct class of shares.

Purchase Payment: A payment made by or on behalf of a Certificate Owner with respect to a Certificate.

Sub-account: Variable Account assets are divided into Sub-accounts. Assets of each Sub-account will be invested in shares of a Portfolio of an Eligible Fund, or directly in portfolio securities.

Valuation Date: Each day on which We and the New York Stock Exchange ("NYSE") are open for business, or any other day that the Securities and Exchange Commission requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Valuation Period: The period of time beginning at the close of business of the NYSE on each Valuation Date and ending at the close of business on the next succeeding Valuation Date.

Variable Account:  Our Variable Account(s) shown on the Certificate Schedule.

Variable Annuity: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified Sub-accounts of the Variable Account.

We, Us, Our:  Liberty Life Assurance Company of Boston.

Written Request: A request in writing, in a form satisfactory to Us, and received by Us at Our Office.

                           General Provisions

Purchase Payments

The initial Purchase Payment is due on the Certificate Date. It must be paid at Our Office in United States currency. Coverage under a Certificate does not take effect until We have accepted the initial Purchase Payment during a Certificate Owner's lifetime. Each Purchase Payment after the Certificate Date must be at least the amount shown on the Certificate Schedule. Provided the Certificate Value under a Certificate does not go to zero, a Certificate will stay in force until the Income Date even if a Certificate Owner make no payments after the initial one. We reserve the right to reject any subsequent Purchase Payment.

Allocation of Purchase Payments

An initial Purchase Payment is allocated to the Sub-accounts of the Variable Account, and to the Fixed Account if available, in accordance with the selections made by a Certificate Owner at the Certificate Date. Unless otherwise changed by a Certificate Owner, subsequent Purchase Payments are allocated in the same manner as the initial Purchase Payment. Allocation of Purchase Payments is subject to the terms and conditions imposed by Us. We reserve the right to allocate initial Purchase Payments to the Money Market Sub-account until the expiration of the Right to Examine Certificate period set forth on the first page of the Group Contract and the Certificate.

The Contract

The Group Contract, including the application, if any, and any attached rider or endorsement constitute the entire contract between the Group Contract Owner and Us. All statements made by the Group Contract Owner, any Certificate Owner or any Annuitant will be deemed representations and not warranties. No such statement will be used in any contest unless it is contained in the application signed by the Group Contract Owner or in a written instrument signed by the Certificate Owner, a copy of which has been furnished to the Certificate Owner, the Beneficiary or to the Group Contract Owner.

Only Our President or Secretary may agree to change any of the terms of the Group Contract. Any changes must be in writing. Any change to the terms of a Certificate must be in writing and with Certificate Owner's consent, unless provided otherwise by the Group Contract and the Certificate.

To assure that the Group Contract and the Certificate will maintain their status as a variable annuity under the Internal Revenue Code, We reserve the right to change the Group Contract and any Certificate issued thereunder to comply with future changes in the Internal Revenue Code, any regulations or rulings issued thereunder, and any requirements otherwise imposed by the Internal Revenue Service. The Group Contract Owner and the affected Certificate Owner will be sent a copy of any such amendment.

We reserve the right, subject to the approval of the New York Superintendent of Insurance and compliance with U.S. Laws as currently applicable or subsequently changed, to: (a) operate the Variable Account in any form permitted under the Investment Company Act of 1940, as amended, (the "1940 Act"), or in any other form permitted by law; (b) take any action necessary to comply with or obtain and continue any exemptions from the 1940 Act, or to comply with any other applicable law; (c) transfer any assets in any Sub-account to another Sub-account, or to one or more separate investment accounts, or the General Account; or to add, combine or remove Sub-accounts in the Variable Account; and (d) change the way We assess charges, so long as We do not increase the aggregate amount beyond that currently charged to the Variable Account and the Eligible Funds in connection with a Certificate. If the shares of any of the Eligible Funds should become unavailable for investment by the Variable Account or if in Our judgment further investment in such Portfolio shares should become inappropriate in view of the purpose of the Certificate, We may add or substitute shares of another mutual fund for the Portfolio shares already purchased under the Certificate. No substitution of Portfolio shares in any Sub-account may take place without prior approval of the Securities and Exchange Commission and notice to the affected Certificate Owners, to the extent required by the 1940 Act.

Certificate Owner

A Certificate Owner has all rights and may receive all benefits under a Certificate. A Certificate Owner is the person designated as such on the Certificate Date, unless changed. A Certificate Owner may exercise all rights of a Certificate while it is In Force, subject to the rights of (a) any assignee under an assignment filed with Us, and (b) any irrevocably named Beneficiary.

Joint Certificate Owner

A Certificate can be owned by Joint Certificate Owners. Upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will be the primary Beneficiary(ies). Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us.

Annuitant

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by a Certificate Owner at the Certificate Date, unless changed prior to the Income Date. Any change of Annuitant is subject to Our underwriting rules then in effect. The Annuitant may not be changed in a Certificate which is owned by a non-natural person. A Certificate Owner may name a Contingent Annuitant. The Contingent Annuitant becomes the Annuitant if the Annuitant dies while a Certificate is In Force. If the Annuitant dies and no Contingent Annuitant has been named, We will allow a Certificate Owner sixty days to designate someone other than the Certificate Owner as Annuitant. The Certificate Owner will be the Contingent Annuitant unless the Certificate Owner names someone else. If the Certificate is owned by a non-natural person, the death of the Annuitant will be treated as the death of the Certificate Owner and a new Annuitant may not be designated.

Beneficiary

The Beneficiary is the person who controls the Certificate if any Certificate Owner dies prior to the Income Date. If the Certificate is owned by Joint Certificate Owners, upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will become the primary Beneficiary. Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us. If a Certificate Owner names more than one Person as Primary Beneficiary or as Contingent Beneficiary, and does not state otherwise on an application or in a Written Request to Us, any non-survivors will not receive a benefit. The survivors will receive equal shares. Subject to the rights of any irrevocable Beneficiary(ies), a Certificate Owner may change primary or contingent Beneficiary(ies). A change must be made by Written Request and
will be effective as of the date the Written Request is signed.   We will not
be liable for any payment We make or action We take before We receive the Written Request.

Group Contract Owner

The Group Contract Owner has title to the Group Contract. The Group Contract and any amount accumulated under any Certificate are not subject to the claims of the Group Contract Owner or any of its creditors. The Group Contract Owner may transfer ownership of this Group Contract. Any transfer of ownership terminates the interest of any existing Group Contract Owner.
It does not change the rights of any Certificate Owner. Nothing in the Group Contract shall invalidate or impair any rights granted to the Certificate Owner by the Certificate or New York law.

Change of Certificate Owner, Beneficiary or Contingent Annuitant

While a Certificate is In Force, a Certificate Owner may by Written Request change the primary Certificate Owner, Joint Certificate Owner, primary Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably named Person may be changed only with the written consent of such Person. The change will be effective, following Our receipt of the Written Request, as of the date the Written Request is signed. The change will not affect any payments We make or actions We take prior to the time We receive the Written Request.

Assignment of the Certificate

A Certificate Owner may assign a Certificate at any time while it is In Force. The assignment must be in writing and a copy must be filed at Our Office. A Certificate Owner's rights and those of any revocably named Person will be subject to the assignment. An assignment will not affect any payments We make or actions We take before We receive the assignment. We are not responsible for the validity of any assignment.

Misstatement of Age or Sex

If the age or sex of the Annuitant or any payee has been misstated, We will compute the amount payable based on the correct age and sex. If Annuity Payments have begun, any underpayment(s) that have been made plus interest at a rate of 5% per year will be paid in full with the next Annuity Payment.
Any overpayment plus interest at a rate of 5% per year, unless repaid to Us in one sum, will be deducted from future Annuity Payments otherwise due until We are repaid in full.

Non-Participating

A Certificate does not participate in Our divisible surplus.

Evidence of Death, Age, Sex or Survival

If a Certificate provision relates to the death of a natural Person, We will require proof of death before We will act under that provision. Proof of death shall be: (a) a certified death certificate; or (b) a certified decree of a court of competent jurisdiction as to the finding of death; or (c) a written statement by a medical doctor who attended the deceased; or (d) any other document constituting due proof of death under applicable state law.
If Our action under a Certificate provision is based on the age, sex, or survival of any Person, We may require evidence of the particular fact before We act under that provision.

Protection of Proceeds

No Beneficiary or payee may commute or assign any payments under a Certificate before they are due. To the extent permitted by law, no payments shall be subject to the debts of any Beneficiary or payee or to any judicial process for payment of those debts.

Reports

We will send Certificate Owners a report that shows the Certificate Value at least once each Certificate Year. We will send any other reports that may be required by law.

Taxes

Any taxes paid to any governmental entity relating to a Certificate will be deducted from the Purchase Payments or Certificate Value. We may, in Our sole discretion, delay the deduction until a later date. By not deducting tax payments at the time of Our payment, We do not waive any right We may have to deduct amounts at a later date. We will, in Our sole discretion, determine when taxes relate to a Certificate or to the operation of the Variable Account. We reserve the right to establish a provision for federal income taxes if We determine, in Our sole discretion, that We will incur a tax as a result of the operation of the Variable Account. Such a provision will be reflected in the Accumulation and Annuity Unit Values. We will deduct for any income taxes incurred by Us as a result of the operation of the Variable Account whether or not there was a provision for taxes and whether or not it was sufficient. We will deduct from any payment under a Certificate any withholding taxes required by applicable law.

Regulatory Requirements

All values payable under a Certificate will not be less than the minimum benefits required by the laws and regulations of the states in which the Certificate is delivered.

Suspension or Deferral of Payments

We reserve the right to suspend or postpone payments for a withdrawal, transfer, surrender or death benefit for any period when:

          (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

          (2)  trading on the New York Stock Exchange is restricted;  or

          (3) an emergency exists as a result of which valuation or disposal of the assets and securities of the Variable Account is not reasonably practicable; or

          (4) the Securities and Exchange Commission, by order or pronouncement, so permits for the protection of Certificate Owners;

provided that applicable rules and regulations of the Securities and Exchange Commission govern as to whether the conditions described in (2) and (3) above exist.

We reserve the right to delay payment of amounts allocated to the Fixed Account for up to six months.

                      Variable Account Provisions

The Variable Account

The Variable Account(s) is designated on the Certificate Schedule and consists of assets set aside by Us, which are kept separate from Our general assets and all other variable account assets We maintain. We own the assets of the Variable Account. Variable Account assets equal to reserves and other contract liabilities will not be chargeable with liabilities arising out of any other business We may conduct. We may transfer to Our General Account assets which exceed the reserves and other liabilities of the Variable Account. Income and realized and unrealized gains or losses from assets in the Variable Account are credited to or charged against the account without regard to other income, gains or losses in Our other investment accounts.

The Variable Account assets are divided into Sub-accounts. The Sub-accounts which are available under the Certificate are shown on the Certificate Schedule. The assets of the Sub-accounts of the unit investment trust variable separate account are allocated to the Eligible Fund(s) and the Portfolio(s), if applicable, within an Eligible Fund shown on the Certificate Schedule. The assets of the Sub-accounts of the investment company variable separate account, if applicable, are invested in portfolios of securities designed to meet the objectives of the Sub-Account shown on the Certificate Schedule. We may, from time to time, add additional Sub-accounts, Eligible Funds or Portfolios to those shown on the Certificate Schedule. A Certificate Owner may be permitted to transfer Certificate Values or allocate Purchase Payments to the additional Sub-Accounts, Eligible Funds or Portfolios. However, the right to make such transfers or allocations will be limited by the terms and conditions imposed by Us.

We also have the right to eliminate Sub-accounts from the Variable Account, to combine two or more Sub-accounts or to substitute a new Portfolio for the Portfolio in which a Sub-account invests. A substitution may become necessary if, in Our discretion, a Portfolio or Sub-account no longer suits the purposes of the Group Contract. This may happen: due to a change in laws or regulations or a change in a Portfolio's investment objectives or restrictions; because the Portfolio or Sub-account is no longer available for
investment; or for some other reason.   We will obtain any prior approvals
that may be required from the insurance department of Our state of domicile, the New york Superintendent of Insurance and from the SEC or any other governmental entity before making such a substitution.

When permitted by law, We reserve the right to:

(1)  Deregister a Variable Account under the 1940 Act;
(2) Operate a Variable Account as a management company under the 1940 Act, if it is operating as a unit investment trust;
(3) Operate a Variable Account as a unit investment trust under the 1940 Act, if it is operating as a management company;
(4)       Restrict or eliminate any voting rights as to the account;
(5)       Combine the Variable Account with any other variable account.

Valuation of Assets

The assets of the Variable Account are valued at their fair market value in accordance with Our procedures.

Accumulation Units

A Certificate Owner's Variable Account value will fluctuate in accordance with the investment results of the Sub-accounts to which the Certificate Owner has allocated his or her Purchase Payments or Certificate Value. In order to determine how these fluctuations affect a Certificate Owner's Certificate Value, We use an Accumulation Unit value. Accumulation Units are used to account for all amounts allocated to or withdrawn from the Sub-accounts of the Variable Account as a result of Purchase Payments, partial withdrawals, transfers, or charges deducted from the Certificate Value. We determine the number of Accumulation Units of a Sub-account purchased or canceled by dividing the amount allocated to, or withdrawn from, the Sub-account by the dollar value of one Accumulation Unit of the Sub-account as of the end of the Valuation Period during which We receive the request for the transaction.

Accumulation Unit Value

The Accumulation Unit Value for each Sub-account was initially set at $10. Subsequent Accumulation Unit Values for each Sub-account are determined by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by a net investment factor for the Sub-account for the current period. This factor may be greater or less than 1.0; therefore, the Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

We calculate the net investment factor for each Sub-account investing in shares of mutual funds by dividing (a) by (b) and then subtracting (c) where:

(a) is equal to:
(i) the net asset value per share of the Portfolio in which the Sub-account invests at the end of the Valuation Period; plus
(ii) any dividend per share declared for the Portfolio that has an ex-dividend date within the current Valuation Period.

(b) is the net asset value per share of the Portfolio at the end of the preceding Valuation Period.

(c) is equal to:
(i) the sum of each Valuation Period equivalent of the annual rate for the Mortality and Expense Risk Charge, for the Administrative Charge, and for the Distribution Charge, if any, which are shown on the Certificate Schedule; plus
(ii) a charge factor, if any, for any tax provision established by Us a result of the operation of the Sub-account.

We calculate the net investment factor for each Sub-account investing directly in securities with the same formula, except:

     (a)  is equal to:
                    (i) the value of the assets in the Sub-account at the end of the preceding Valuation Period; plus
                    (ii) any investment income and capital gains, realized or
               unrealized, credited to the assets during the current Valuation Period; less
                    (iii) any capital losses, realized or unrealized, charged against the assets during the current Valuation Period; less
                    (iv) all operating and investment expenses relating to
               the assets that are incurred during the current Valuation
               Period.

          (b) is the value of the assets in the Sub-account at the end of the preceding Valuation Period.

Mortality and Expense Risk Charge

Each Valuation Period We deduct a Mortality and Expense Risk Charge from each Sub-account of the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Mortality and Expense Risk Charge compensates Us for assuming the mortality and expense risks with respect to the Certificates We issue. We guarantee the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

Administrative Charge

Each Valuation Period We deduct an Administrative Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Administrative Charge compensates Us for the costs associated with administration of the Variable Account and the Certificates We issue.

Distribution Charge

Each Valuation Period We deduct a Distribution Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Distribution Charge compensates Us for the costs associated with the distribution of the Certificates We issue.

Certificate Maintenance Charge

We deduct a Certificate Maintenance Charge from the Certificate Value by canceling Accumulation Units from each applicable Sub-account to reimburse Us for expenses relating to the maintenance of the Certificate. We will deduct the Certificate Maintenance Charge from the Sub-accounts of the Variable Account in the same proportion that the amount of Certificate Value in each Sub-account bears to the Certificate Value. The Certificate Maintenance Charge is shown on the Certificate Schedule. The Certificate Maintenance Charge will be deducted from the Certificate Value on each Certificate Anniversary during the Accumulation Period.

If a total surrender is made on a date other than a Certificate Anniversary, the Certificate Maintenance Charge will be deducted at the time of surrender.

During the Annuity Period, the Certificate Maintenance Charge will be deducted on a pro-rata basis from each Annuity Payment.

                               Transfers

Transfers:    Subject to any limitation We impose on the number of transfers permitted in a Certificate Year, a Certificate Owner may transfer all or part of Certificate Owner's Certificate Value among the Sub-accounts and the Fixed Account, if any, by Written Request or by telephone without the imposition of any fees or charges. Transfers among the Sub-accounts and the Fixed Account are permitted only during the Accumulation Period. The number of permitted transfers, and the charge for transfers in excess of that number, are shown on the Certificate Schedule. All transfers are subject to the following:

     (1) If more than the number of free transfers, shown on the Certificate Schedule, are made in a Certificate Year, We will deduct a transfer charge, shown on the Certificate Schedule, for each subsequent transfer. The transfer fee will be deducted from the Sub-account from which the transfer is made. However, if Certificate Owner transfers his or her entire interest in a Sub-account, the transfer fee will be deducted from the amount transferred. If a Certificate Owner makes a transfer from more than one Sub-account, any transfer fee will be allocated pro-rata among such Sub-accounts in proportion to the amount transferred from each. The deduction of any fees We impose on such transfers will not exceed the maximum listed on page 3.

     (2) During the Annuity Period, transfers of values between Sub-accounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units in the Sub-account to which a transfer is made, so that the next Annuity Payment, if it were made at that time, would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units.

     (3) The minimum amount which can be transferred is shown on the Certificate Schedule. The minimum amount which must remain in a Sub-account after a transfer is shown on the Certificate Schedule.

     (4) If 100% of the value of any Sub-account is transferred and the current allocation for Purchase Payments includes that Sub-account, the allocation for future Purchase Payments will change to reflect a Certificate Owner's allocation of Certificate Value following the transfer.

     (5) We reserve the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privileges described above.

We will not be liable for transfers made in accordance with a Certificate Owner's instructions. All amounts and Accumulation Units will be determined as of the end of the Valuation Period in which We receive the request for transfer.

                Partial Withdrawals and Total Surrender

Partial Withdrawals

During the Accumulation Period while the Certificate is In Force, a Certificate Owner may, upon Written Request, make a partial withdrawal, subject to the provisions and limitations shown on the Certificate Schedule. For purposes of determining whether a Surrender Charge is applicable to a partial withdrawal:

     (1) A partial withdrawal will first be taken from the portion of a Certificate Owner's Certificate Value which is in excess of
          Purchase Payments, and then from Purchase Payments; and

     (2) We will allocate partial withdrawals to Purchase Payments in the order in which the Purchase Payments were made, starting with the first.

A withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-account in the ratio that a Certificate Owner's interest in the Sub-account bears to his or her Certificate Value in all the Sub-accounts. A Certificate Owner must specify by Written Request in advance if he or she wants Accumulation Units to be canceled in a manner other than the method described above. If there is no value or insufficient value in the Variable Account, then the amount withdrawn, or the insufficient portion, will be deducted from the Fixed Account. If a Certificate Owner has multiple Guarantee Periods, We will deduct such amount from each Guarantee Period's values in the ratio that each Period's values bears to the total Fixed Account Value. A Certificate Owner must specify by Written Request in advance if he or she wants multiple Guarantee Periods to be reduced in a manner other than the method described above. Any amount deducted from the fixed account value may be subject to a market value adjustment, if applicable.

Each partial withdrawal must be for an amount not less than the amount shown on the Certificate Schedule. The Certificate Value which must remain in a Certificate is shown on the Certificate Schedule. The Certificate Schedule also shows any charge.

Total Surrender

During the Accumulation Period while the Certificate is In Force, a Certificate Owner may, upon Written Request, make a total surrender of the Certificate Withdrawal Value. The Certificate Withdrawal Value is:

     (1) the Certificate Value as of the end of the Valuation Period during which We receive a Written Request for a withdrawal or surrender; less

     (2)  any applicable taxes not previously deducted; less

     (3)  any Surrender Charge; less

     (4)  any Certificate Maintenance Charge.

The Fixed Account Value, which is a component of the Certificate Value, may be subject to a market value adjustment, if applicable.

We will pay the amount of any withdrawal or surrender within seven days unless the Suspension or Deferral of Payments Provision is in effect.

Death Provisions

Death of Certificate Owner

These provisions apply if, during the Accumulation Period while the Certificate is In Force, the Certificate Owner or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate owned by a non-natural Person. The "designated beneficiary" will control the Certificate after such a death. This "designated beneficiary" will be the first Person among the following who is alive on the date of death: Certificate Owner; Joint Certificate Owner; primary Beneficiary; Contingent Beneficiary; and Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they shall be the "designated beneficiary" together.

If the decedent's surviving spouse (if any) is the sole "designated beneficiary", the surviving spouse will automatically become the new sole Certificate Owner as of the date of the death. And, if the Annuitant is the decedent, the new Annuitant will be any living Contingent Annuitant, otherwise the surviving spouse. The Certificate may stay in force until another death occurs (i.e., until the death of the Certificate Owner or Joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate may stay in force up to five years from the date of death. During this period, the "designated beneficiary" may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to surrender the Certificate for its Certificate Withdrawal Value. If this Certificate is still in force at the end of the five-year period, We will automatically end it then by paying to the "designated beneficiary" the Certificate Withdrawal Value without the deduction of any applicable Surrender Charges. If the "designated beneficiary" is not alive then, We will pay any Person(s) named by the "designated beneficiary" in a Written Request; otherwise the "designated beneficiary's" estate.

Death of Annuitant

These provisions apply if during the Accumulation Period while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not an Owner, and (c) the Owner is a natural person. The Certificate will continue In Force after the Annuitant's death. The new Annuitant will be any living Contingent Annuitant, otherwise the Certificate Owner.

Payment of Benefits

Instead of receiving a lump sum, a Certificate Owner or any "designated beneficiary" may by Written Request direct that We pay any benefit of $2,000 or more under an Annuity Option that meets the following: (a) the first payment to the "designated beneficiary" must be made no later than one year after the date of death; (b) payments must be made over the life of the "designated beneficiary" or over a period not extending beyond that person's life expectancy; and (c) any Annuity Option that provides for payments to continue after the death of the "designated beneficiary" will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

                           Annuity Provisions

General

If the Certificate is In Force on the Income Date, the Adjusted Certificate Value will be applied under the Annuity Option selected by a Certificate Owner. Annuity Payments may be made on a fixed or variable basis or both.

Income Date

The Income Date may be selected by a Certificate Owner. It is shown on the Certificate Schedule. The Income Date can be any time after the Certificate Date for variable payments and any time after the first Certificate Anniversary for fixed payments. The Income Date may not be later than the earlier of when the Annuitant reaches attained age 90 or that required under state law. If no Income Date is selected, it will be the earlier of when the Annuitant reaches attained age 90 or the maximum date permitted under state law, if any.

Prior to the Income Date, a Certificate Owner may change the Income Date by Written Request. Any change must be requested at least 30 days prior to the new Income Date.

Selection of an Annuity Option

An Annuity Option may be selected by a Certificate Owner. If no Annuity Option is selected, Option B will automatically be applied. Prior to the Income Date, a Certificate Owner can change the Annuity Option selected by Written Request. Any change must be requested at least 30 days prior to the Income Date.

Frequency and Amount of Annuity Payments

Annuity Payments are paid in monthly installments unless quarterly, semi-annual or annual payments are chosen. The Adjusted Certificate Value is applied to the Annuity Table for the Annuity Option selected. If the Adjusted Certificate Value to be applied under an Annuity Option is less than $2,000, We reserve the right to make a lump sum payment in lieu of Annuity Payments. If the Annuity Payment would be or becomes less than $100, We will reduce the frequency of payments to a longer interval which will result in each payment being at least $100.

Annuity Options

The following Annuity Options or any other Annuity Option acceptable to Us may be selected:

     OPTION A. ANNUITY FOR A FIXED NUMBER OF YEARS: Annuity Payments for a chosen number of years, not less than 5. If the payee dies during the payment period and the Beneficiary does not desire payments to continue for the remainder of the period, he/she may elect to have the present value of the remaining payments commuted and paid in a lump sum. During the payment period of a Variable Annuity, the payee may elect by Written Request to receive the following amount: (a) the present value of the remaining payments commuted; less (b) any Surrender Charge that may be due by treating the value defined in (a) as a surrender. Instead of receiving a lump sum, the payee may elect another Annuity Option. The amount applied to that Option would not be reduced by the charge defined in (b).

     OPTION B. LIFE ANNUITY WITH PERIOD CERTAIN OF 10 YEARS: Annuity Payments during the lifetime of the payee and in any event for 10 years certain. If the payee dies during the guaranteed payment period and the Beneficiary does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the guaranteed payments remaining commuted and paid in a lump sum.

     OPTION C. JOINT AND SURVIVOR ANNUITY: Annuity Payments payable during the joint lifetime of the payee and a designated second natural person and then during the lifetime of the survivor.

Unless the Annuity Option provides for commutation by the payee, a payee may not withdraw or otherwise end an Annuity Option after it begins. Payments will end upon the payee's death unless the Annuity Option provides for payments continuing to a successor payee. No successor payee may extend the period of time over which the remaining payments are to be made.

Annuity

If a Certificate Owner selects a Fixed Annuity, the Adjusted Certificate Value is allocated to the General Account and the Annuity is paid as a Fixed Annuity. If the Certificate Owner selects a Variable Annuity, the Adjusted Certificate Value will be allocated to the Sub-accounts of the Separate Account in accordance with the selection he or she makes, and the Annuity will be paid as a Variable Annuity. A Certificate Owner can also select a combination of a Fixed and Variable Annuity and the Adjusted Certificate Value will be allocated accordingly. If a Certificate Owner does not select between a Fixed Annuity and a Variable Annuity, any Adjusted Certificate Value in the Variable Account will be applied to a Variable Annuity and any Adjusted Certificate Value in the Fixed Account will be applied to a Fixed Annuity.

The Adjusted Certificate Value will be applied to the applicable Annuity Table contained in the Certificate based upon the Annuity Option a Certificate Owner selects. If, as of the Income Date, the current Annuity Option rates applicable to the class of Certificates issued under the Group Contract provide an initial Annuity Payment greater than the initial Annuity Payment guaranteed under the applicable Annuity Table in the Certificate, the greater payment will be made.

Fixed Annuity

The minimum dollar amount of each Fixed Annuity Payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. After the initial Fixed Annuity payment, the payments will not change regardless of investment, mortality or expense experience.

Variable Annuity

Variable Annuity Payments reflect the investment performance of the Variable Account in accordance with the allocation of the Adjusted Certificate Value to the Sub-accounts during the Annuity Period. Variable Annuity payments are not guaranteed as to dollar amount.

The dollar amount of the first Variable Annuity payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. The dollar amount of Variable Annuity payments for each applicable Sub-account after the first Variable Annuity Payment is determined as follows:

          (1) the dollar amount of the first Variable Annuity payment is divided by the value of an Annuity Unit for each applicable Sub-account as of the Income Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-account. The number of Annuity Units for each applicable Sub-account remains fixed during the Annuity Period;

          (2) the fixed number of Annuity Units per payment in each Sub-account is multiplied by the Annuity Unit Value for that Sub-account for the Valuation Period for which the payment is due.
          This result is the dollar amount of the payment for each applicable Sub-account.

The total dollar amount of each Variable Annuity payment is the sum of all Sub-account Variable Annuity payments reduced by the applicable portion of the Certificate Maintenance Charge.

Annuity Unit

The value of any Annuity Unit for each Sub-Account of the Separate Account was initially set at $10.

The Sub-account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

          (1) the net investment factor calculated as set forth on pages 11-12 (but without the Distribution Charge, if any) for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-account for the immediately preceding Valuation Period.

          (2) the result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Valuation Period equivalent of the Assumed Investment Rate for the number of days in the current Valuation Period. The Assumed Investment Rate is equal to 6% per year.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

Using the Tables

Tables 2, 3, 5, and 6 are age-dependent. The amount of the first annuity payment will be based on an age a specified number of years younger than the person's then-attained age (i.e., age last birthday). This age setback is as follows:
Date of First Payment           Age Setback
1996-1999                       1 year
2000-2009                       2 years
2010-2019                       4 years
2020-2029                       5 years
2030 or later                   6 years

We will calculate the amount for a payment frequency other than monthly and for any ages not shown in Tables 2, 3, 5, and 6 in accordance with the next section. Upon request, We will tell a Certificate Owner any such amount.

Basis of Calculation

Tables 1 and 4 are based on interest at 5% and 3%, respectively. Tables 2, 3, 5, and 6 are based on the 1983 Individual Annuity Valuation Tables (sex distinct), with interest at 5% (Tables 2 and 3) and 3% (Tables 5 and 6), projected dynamically with Projection Scale G.

   TABLE 1: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 1 FOR EACH
                               $1,000 APPLIED

Years   Payment    Years   Payment     Years    Payment    Years    Payment

5      $18.74       12      $9.16       19      $6.71       25     $5.76
6       15.99       13       8.64       20       6.51       26      5.65
7       14.02       14       8.20       21       6.33       27      5.54
8       12.56       15       7.82       22       6.17       28      5.45
9       11.42       16       7.49       23       6.02       29      5.36
10      10.51       17       7.20       24       5.88       30      5.28
11       9.77       18       6.94

   TABLE 2: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 2 FOR EACH
                               $1,000 APPLIED

Age   Male  Female Age   Male  Female Age   Male  Female Age   Male  Female

30   $4.45 $4.34   47  $5.05  $4.78   64  $6.54  $5.98   80  $9.14  $8.67
31    4.47  4.35   48   5.11   4.82   65   6.68   6.10   81   9.29   8.86
32    4.50  4.37   49   5.17   4.87   66   6.82   6.22   82   9.44   9.05
33    4.52  4.39   50   5.23   4.92   67   6.97   6.35   83   9.57   9.23
34    4.55  4.41   51   5.29   4.97   68   7.12   6.49   84   9.69   9.40
35    4.57  4.43   52   5.36   5.02   69   7.28   6.63   85   9.81   9.55
36    4.60  4.45   53   5.43   5.08   70   7.44   6.79   86   9.91   9.69
37    4.63  4.47   54   5.50   5.13   71   7.61   6.95   87  10.01   9.82
38    4.67  4.49   55   5.58   5.20   72   7.78   7.12   88  10.10   9.94
39    4.70  4.52   56   5.67   5.27   73   7.95   7.30   89  10.17  10.04
40    4.74  4.55   57   5.76   5.34   74   8.12   7.48   90  10.24  10.13
41    4.78  4.57   58   5.85   5.41   75   8.30   7.67   91  10.30  10.21
42    4.82  4.60   59   5.95   5.49   76   8.47   7.87   92  10.35  10.27
43    4.86  4.64   60   6.06   5.58   77   8.65   8.07   93  10.39  10.33
44    4.91  4.67   61   6.17   5.67   78   8.82   8.27   94  10.43  10.37
45    4.95  4.70   62   6.29   5.77   79   8.98   8.47   96  10.45  10.41
46    5.00  4.74   63   6.41   5.87

   TABLE 3: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 3 FOR EACH
                               $1,000 APPLIED

                          COMBINATION OF AGES

                              FEMALE AGE

       30   35   40   45   50   55   60   65   70   75   80    85    90   95
  30 $4.24$4.28$4.31$4.34$4.36$4.38$4.40$4.42$4.43$4.44$4.45 $4.45 $4.45
$4.46
  35  4.26 4.30 4.35 4.39 4.43 4.47 4.50 4.52 4.54 4.56 4.57  4.57  4.58
4.58
  40  4.28 4.33 4.39 4.45 4.51 4.56 4.61 4.65 4.68 4.71 4.73  4.74  4.75
4.75
M 45  4.29 4.35 4.42 4.50 4.58 4.66 4.74 4.80 4.86 4.90 4.93  4.96  4.97
4.98
A 50  4.30 4.37 4.46 4.55 4.66 4.77 4.88 4.98 5.07 5.14 5.20  5.23  5.25
5.27
L 55  4.31 4.39 4.48 4.59 4.73 4.87 5.03 5.18 5.32 5.44 5.53  5.59  5.63
5.65
E 60  4.32 4.40 4.50 4.63 4.78 4.97 5.18 5.40 5.61 5.80 5.96  6.07  6.13
6.17
  65  4.33 4.41 4.52 4.65 4.83 5.05 5.31 5.61 5.92 6.23 6.50  6.70  6.83
6.90
A 70  4.33 4.42 4.53 4.68 4.87 5.11 5.42 5.80 6.23 6.70 7.14  7.50  7.75
7.90
G 75  4.34 4.42 4.54 4.69 4.89 5.16 5.50 5.95 6.50 7.15 7.83  8.45  8.92
9.23
E 80  4.34 4.43 4.54 4.70 4.91 5.19 5.56 6.06 6.71 7.55 8.52  9.50 10.34
10.93
  85  4.34 4.43 4.55 4.71 4.92 5.21 5.60 6.13 6.86 7.85 9.10 10.52 11.87
12.93
  90  4.34 4.43 4.55 4.71 4.93 5.22 5.62 6.18 6.96 8.06 9.55 11.39 13.34
15.05
  95  4.34 4.43 4.55 4.71 4.93 5.23 5.64 6.21 7.02 8.20 9.86 12.09 14.69
17.20

TABLE 4: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION A FOR EACH $1,000
                                   APPLIED

Years  Payment  Years  Payment  Years  Payment  Years  Payment

  5     $17.91   12     $8.24    19     $5.73    25     $4.71
  6      15.14   13      7.71    20      5.51    26      4.59
  7      13.16   14      7.26    21      5.32    27      4.47
  8      11.68   15      6.87    22      5.15    28      4.37
  9      10.53   16      6.53    23      4.99    29      4.27
 10       9.61   17      6.23    24      4.84    30      4.18
 11       8.86   18      5.96

TABLE 5: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION B FOR EACH $1,000
                                   APPLIED

Age  Male  Female  Age  Male  Female  Age  Male  Female  Age  Male  Female
30   $3.12 $2.99   47   $3.82 $3.53   64   $5.40 $4.83   80   $8.15 $7.66
31    3.15  3.01   48    3.88  3.58   65    5.55  4.96   81    8.32  7.86
32    3.18  3.03   49    3.94  3.63   66    5.69  5.08   82    8.47  8.06
33    3.21  3.06   50    4.01  3.68   67    5.85  5.22   83    8.61  8.25
34    3.24  3.08   51    4.08  3.74   68    6.01  5.37   84    8.75  8.43
35    3.27  3.11   52    4.15  3.80   69    6.18  5.52   85    8.87  8.60
36    3.31  3.13   53    4.23  3.86   70    6.35  5.68   86    8.98  8.75
37    3.34  3.16   54    4.31  3.93   71    6.52  5.85   87    9.08  8.88
38    3.38  3.19   55    4.39  4.00   72    6.70  6.03   88    9.18  9.01
39    3.42  3.22   56    4.48  4.07   73    6.89  6.21   89    9.26  9.12
40    3.46  3.25   57    4.58  4.15   74    7.07  6.41   90    9.33  9.21
41    3.51  3.29   58    4.68  4.23   75    7.26  6.61   91    9.40  9.30
42    3.55  3.32   59    4.78  4.32   76    7.44  6.81   92    9.45  9.37
43    3.60  3.36   60    4.89  4.41   77    7.63  7.02   93    9.49  9.43
44    3.65  3.40   61    5.01  4.50   78    7.81  7.23   94    9.53  9.47
45    3.71  3.44   62    5.14  4.61   79    7.98  7.45   95    9.55  9.51
46    3.76  3.49   63    5.27  4.72

TABLE 6: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION C FOR EACH $1,000
                                   APPLIED

                             COMBINATION OF AGES

                                 FEMALE AGE

       30   35   40   45   50   55   60   65   70   75   80    85   90    95

  30 $2.88$2.93$2.97$3.01$3.04$3.07$3.08$3.10$3.11$3.12$3.12 $3.12 $3.13
$3.13
  35  2.91 2.97 3.03 3.09 3.14 3.18 3.21 3.23 3.25 3.26 3.27  3.27  3.28
3.28
  40  2.93 3.01 3.09 3.17 3.24 3.30 3.35 3.39 3.42 3.44 3.46  3.46  3.47
3.47
  45  2.95 3.04 3.14 3.24 3.34 3.43 3.51 3.58 3.63 3.66 3.69  3.71  3.72
3.72
M 50  2.96 3.06 3.17 3.30 3.43 3.56 3.68 3.79 3.87 3.94 3.98  4.01  4.03
4.03
A 55  2.97 3.07 3.20 3.34 3.50 3.68 3.85 4.02 4.16 4.27 4.34  4.39  4.42
4.44
L 60  2.98 3.09 3.22 3.38 3.56 3.78 4.01 4.25 4.47 4.66 4.80  4.89  4.95
4.98
E 65  2.98 3.09 3.23 3.40 3.61 3.86 4.15 4.48 4.81 5.12 5.37  5.55  5.66
5.72
  70  2.99 3.10 3.24 3.42 3.64 3.92 4.26 4.67 5.13 5.60 6.04  6.38  6.60
6.73
A 75  2.99 3.10 3.25 3.43 3.66 3.96 4.34 4.81 5.39 6.06 6.75  7.35  7.79
8.07
G 80  2.99 3.11 3.25 3.44 3.68 3.99 4.39 4.92 5.60 6.45 7.44  8.42  9.23
9.79
E 85  2.99 3.11 3.26 3.44 3.69 4.00 4.42 4.98 5.73 6.74 8.01  9.44 10.77
11.81
  90  2.99 3.11 3.26 3.45 3.69 4.01 4.44 5.02 5.82 6.93 8.43 10.29 12.25
13.95
  95  2.99 3.11 3.26 3.45 3.70 4.02 4.45 5.04 5.87 7.05 8.73 10.97 13.58
16.11

                                Endorsements

                          To be inserted only by Us

POLICY DESCRIPTION

This is a GROUP VARIABLE ANNUITY CONTRACT with limited purchase payment flexibility. This Contract is non participating with no dividends.

                                                      EXHIBIT 4(b)
                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

          Read this Certificate carefully. This document is a description of the legal contract between the Group Contract Owner and Us.

          You may return this Certificate within 10 days after You receive it by delivering or mailing it to Our Office. The return of this Certificate by mail will be effective when the postmark is affixed to a properly addressed and postage prepaid envelope. This returned Certificate will be treated as if We never issued it and We will refund the Certificate Value plus any amount deducted from Your purchase payment before it was allocated to the Variable Account. The Certificate Value will be determined as of the date of surrender (i.e., for a mailed contract, the postmark date).

          This Certificate describes the benefits and provisions of the Group Contract. The Group Contract, as issued to the Group Contract Owner by Us with any riders or endorsements, alone makes up the agreement under which benefits are paid. The Group Contract may be inspected at the office of the Group Contract Owner. In consideration of any application for this Certificate and the payment of purchase payments, We agree, subject to the terms and conditions of the Group Contract, to provide the benefits described in this Certificate to the Certificate Owner.

          If this Certificate is In Force on the Income Date, We will begin making income payments to the Annuitant. We will make such payments according to the terms of the Certificate and Group Contract.

          Signed for the Company on the Issue Date at Our Home Office, 175 Berkeley Street, Boston, Massachusetts 02117:



     _________________________                    _________________________
          Secretary                               President

     POLICY DESCRIPTION

     This is a GROUP VARIABLE ANNUITY CERTIFICATE with limited purchase payment flexibility. This contract is nonparticipating with no dividends.

     ANNUITY PAYMENTS AND OTHER VALUES PROVIDED BY THIS CERTIFICATE, WHEN BASED ON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT. VARIABLE ANNUITY PAYMENTS WILL NOT DECREASE OVER TIME IF THE SEPARATE ACCOUNT (AFTER DEDUCTION OF THE ANNUAL [1.55%] ASSET CHARGE) HAS AN ANNUALIZED INVESTMENT RETURN OF AT LEAST 5.0%. SEE PAGES 12-13 AND 19 FOR FURTHER EXPLANATION. CERTIFICATE ASSETS ALLOCATED TO THE SEPARATE ACCOUNT INCUR CHARGES OF [1.55%] BEFORE ANNUITY PAYMENTS BEGIN AND [1.40%] ONCE ANNUITY PAYMENTS BEGIN. INCOME, CAPITAL GAINS, AND/OR LOSSES WHETHER OR NOT REALIZED, FROM ASSETS ALLOCATED TO THE SEPARATE ACCOUNT ARE CREDITED TO OR CHARGED AGAINST THE SEPARATE ACCOUNT WITHOUT REGARD TO INCOME, CAPITAL GAINS, AND/OR LOSSES ARISING OUT OF ANY OTHER BUSINESS THE COMPANY MAY CONDUCT.


                              Table of Contents

                                                                       Page

Right to Examine Certificate                                             1
Certificate Schedule                                                     2
Definitions                                                              3
General Provisions                                                       5
Variable Account Provisions                                             10
Transfers                                                               13
Partial Withdrawals and Total Surrender                                 14
Death Provisions                                                        15
Annuity Provisions                                                      16
Endorsements (if any) are before page                                   22

                                 Definitions

Accumulation Period: The period prior to the Income Date during which Purchase Payments may be made by a Certificate Owner.

Accumulation Unit: An accounting unit used to calculate a Certificate Owner's interest in a Sub-account of the Variable Account during the Accumulation Period.

Adjusted Certificate Value: The Certificate Value less any applicable taxes relating to a Certificate and Certificate Maintenance Charge. This amount is applied to the applicable Annuity Tables to determine Annuity Payments.

Annuitant: The natural person on whose life Annuity Payments are based, and to whom any Annuity Payments will be made starting on the Income Date.

Annuity Options:  Options available for Annuity Payments.

Annuity Payments: The series of payments made to the Annuitant, starting on the Income Date, under the Annuity Option selected.

Annuity Period: The period after the Income Date during which Annuity Payments are made.

Annuity Unit: An accounting unit used to calculate Variable Annuity Payments during the Annuity Period.

Beneficiary: The person(s) or entity(ies) who controls the Certificate if any Certificate Owner dies before the Income Date.


                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                    175 Berkeley Street, Boston, MA 02117

                               Service Office
                         125 High Street, 11th Floor
                              Boston, MA 02110

                           Certificate Schedule

GROUP CONTRACT OWNER               [Liberty Insurance Trust]
GROUP CONTRACT NUMBER              [678999]
CERTIFICATE NUMBER                 [123455]
CERTIFICATE OWNER                  [John Q. Public]
JOINT CERTIFICATE OWNER            [Jane Q. Public]
CERTIFICATE OWNER DOB              [January 1, 1940]
JOINT CERTIFICATE OWNER DOB        [February 29, 1940]
ANNUITANT                          [Thomas Doe]
ANNUITANT DOB                      [November 22, 1960]
[COVERED PERSON[(S)]]              [John Q. Public, [, Jane Q. Public]
                                   [,Thomas Doe]]
CERTIFICATE DATE                   [November 1, 1995]
INCOME DATE                        [November 1, 2010]
INITIAL PURCHASE PAYMENT           [$10,000]
MINIMUM INITIAL PAYMENT            [$5,000]
MINIMUM ADDITIONAL PAYMENT         [$1,000]

Charges

Distribution Charge [We deduct [0.000411%] of the assets in each Variable Account Sub-Account on a daily basis (equivalent to an annual rate of [0.15%]) to compensate Us for a portion of Our distribution costs.]

Administrative Charge [We deduct [0.000411%] of the assets in each Variable Account Sub-account on a daily basis (equivalent to an annual rate of [0.15%]) to compensate Us for a portion of Our administrative expenses.]

Mortality and Expense Risk Charge [We deduct [0.003403%] of the assets in each Variable Account Sub-account on a daily basis (equivalent to an annual rate of [1.25%]) for Our mortality and expense risks.]

Certificate Maintenance Charge [We charge [$36] to cover a portion of Our ongoing Certificate maintenance expenses. The charge is incurred at the beginning of the Certificate Year and is deducted from the assets in the Variable Account on each Certificate Anniversary and at the time of total surrender. We reserve the right to charge up to $100 per year.]

Transfer Charge [Currently none, however, We reserve the right to charge [$25] for a transfer if You make more than [12] transfers per Certificate Year.]
Surrender Charge [At the time of each partial withdrawal or at total surrender a contingent deferred sales charge is imposed as a percentage of each Purchase Payment during the [seven] years after the date of its payment, as follows:

Year 1    Year 2   Year 3   Year 4   Year 5    Year 6   Year 7
    7%     6%        5%       4%       3%        2%       1%

Thereafter 0%].

Initial Purchase Payment Allocation

Currently, Certificate Owners can select [7] Sub-accounts [and the Fixed Account]. We reserve the right to increase or decrease the number of available Sub-accounts. The minimum You may allocate to any Sub-account [or the Fixed Account] is [10%] of any Purchase Payment. Your initial Purchase Payment has been invested as follows:

     [Manning & Napier Moderate Growth            x%
      Manning & Napier Growth                     x%
      Manning & Napier Maximum Horizon            x%
      Manning & Napier Equity                     x%
      Manning & Napier Small Cap                  x%
      Manning & Napier Bond                       x%
      SteinRoe Cash Income Fund                   x%

                                                  Interest Rate at Issue
     Fixed Account - 1 Year                       x%        ____%
                  3 Year                          x%        ____%
                  5 Year                          x%        ____%
                  7 Year                          x%        ____%

Transfer Guidelines

Number of Transfers and Transfer Charge: [Currently, Certificate Owners are permitted [12] transfers per Certificate Year during the Accumulation Period and [1] transfer every [6] months during the Annuity Period. We reserve the right to change, upon notice, the frequency of transfers You can make. We also reserve the right to impose a charge for any transfer in excess of [12] per Certificate Year. The transfer charge is shown in the Charges section of the Schedule.]

Minimum amount to be transferred: [None]

Minimum amount which must remain in a Sub-account after transfer: [None]

[Limitations on transfers from Fixed Account: Transfers during a Certificate Year from the Fixed Account to the Variable Account are limited to [25%] of the Fixed Account Value at the beginning of the Certificate Year. This limitation will be waived if a systematic program of monthly transfers has been established.]

Partial Withdrawals

You may make partial withdrawals during the Accumulation Period without incurring a surrender charge[, as follows:
     (1) In any Certificate Year You may withdraw an aggregate amount not to exceed, at the time of withdrawal:
          (a)  the Certificate Value, less
          (b) the portion of Your Purchase Payments not previously withdrawn;
               and
     (2) In any Certificate Year after the first, You may also withdraw the positive difference, if any, between the amount withdrawn pursuant to (1) above in any such subsequent year and 10% of Your
Certificate
          Value as of the preceding Certificate Anniversary.

We will collect the surrender charge shown on the Schedule with respect to partial withdrawals in excess of the amounts described in (1) and (2) above].

Minimum withdrawal amount: [$300], [unless the withdrawal is made pursuant to Our Systematic Withdrawal Program described below, in which case the minimum withdrawal is [$100].]

Minimum Certificate Value which must remain after a partial withdrawal:
[$2,500].

Death Benefits

Adjustment of Certificate Value
When We receive due proof of death of the [first to die of the Covered Person(s) identified on the Certificate Schedule hereinafter "Covered Person"] [Certificate Owner], [any Joint Certificate Owner,] or the Annuitant if the Certificate Owner is a non-natural Person, We will compare, as of the date of death, the Certificate Value to the Death Benefit amount defined in this Schedule. If the Certificate Value is less than the Death Benefit, We will increase the current Certificate Value by the amount of the difference. Any amount credited will be allocated to the Variable Account [and/or the Fixed Account] based on the Purchase Payment allocation selection that is in effect when We receive due proof of death.

[Waiver of Surrender Charges
If the Certificate is surrendered within [90] days of the date of death of the [Covered Person(s)], [Certificate Owner], [any Joint Certificate Owner,] or the Annuitant if the Certificate Owner is a non-natural Person, any applicable surrender charges will not be deducted from the Certificate Withdrawal Value.]

Death Benefit Amount

[Purchase Payment Death Benefit
On the Certificate Date the Death Benefit is the initial Purchase Payment. On subsequent Valuation Dates, the Death Benefit is calculated as follows:

     (1)  Start with the Death Benefit from the prior Valuation Date;
     (2) Add to (1) any additional Purchase Payments paid during the current Valuation Period and subtract from (1) any partial withdrawals (including any
associated surrender charge        incurred) made during the current
Valuation Period.]

[Certificate Anniversary Death Benefit
On the Certificate Date, the Death Benefit is the initial Purchase Payment. On subsequent Valuation Dates, the Death Benefit is calculated as follows:

     (1)  (a)  Start with the Death Benefit from the Certificate Date;
          (b) Add to (a) any additional Purchase Payments paid since the Certificate Date and subtract from (a) any partial withdrawals
              (including any associated surrender charge incurred)made since the Certificate Date;
     (2) (a) Determine the Certificate Value for each Certificate Anniversary (the "Anniversary Value") before the [81st] birthday of the [Certificate Owner] [Covered Person] or, if the
               Certificate Owner is a non-natural Person, the Annuitant;
          (b) Increase each "Anniversary Value" by any Purchase Payments made after that Value's Anniversary;
          (c) Decrease each "Anniversary Value" by the following amount calculated at the time of each partial withdrawal made after that Value's Anniversary: (i) the partial withdrawal amount (including any associated surrender charge incurred) divided by
               the Certificate Value immediately preceding the withdrawal,
               (ii) multiplied by the "Anniversary Value" immediately preceding the withdrawal;
          (d) Select the highest "Anniversary Value" after the adjustments in
               (b) and (c) above;
     (3)  Set the Death Benefit equal to the greater of (1) and (2).]

[If there is a change of [Certificate Owner,] [Covered Person] the new [Certificate Owner's] [Covered Person's] age will be used to determine the amount in (2) above.]

[If there is a change of [Certificate Owner,] [Covered Person] and the new [Certificate Owner's] [Covered Person] age is less than or equal to 75, the Death Benefit described above will remain in effect. If the new Certificate Owner's age is greater than 75, the Death Benefit in effect will not apply; the Death Benefit will be the sum of the Purchase Payments less any partial withdrawals (including any associated surrender charge incurred) made since the Certificate Date.]

The Variable Separate Account[s]

Sub-accounts investing in shares of mutual funds

[Variable Account [J] is a unit investment trust variable separate account, organized in and governed by the laws of the State of Massachusetts, Our state of domicile. Variable Account [J] is divided into Sub-accounts. Each Sub-account listed below invests in shares of the corresponding Portfolio of the Eligible Fund shown.

Sub-account                        Eligible Fund and Portfolio

     [Manning & Napier Insurance Fund, Inc.

Moderate Growth               Manning & Napier Moderate Growth Portfolio
Sub-account                   seeks with equal emphasis long-term growth
                              and preservation of capital.

Growth Sub-account            Manning & Napier Growth Portfolio - seeks
                              long-term growth of capital. The secondary objective is the preservation of capital.

Maximum Horizon               Manning & Napier Maximum Horizon Portfolio -
Sub-account                   seeks to achieve the high level of long-term
                              capital growth typically associated with the stock market.

Equity Sub-account            Manning & Napier Equity Portfolio- seeks long-
                              term growth of capital.

Small Cap Sub-                Manning & Napier Small Cap Portfolio - seeks to
account                       achieve long term growth of capital by investing
                              principally in the equity securities of small issuers.

Bond Sub-account              Manning & Napier Bond Portfolio - seeks to
                              maximize total return in the form of both income and capital appreciation by investing in fixed income securities without regard to maturity.

                              The Alger American Fund

Alger Growth                  Alger American Growth Portfolio - seeks
Sub-account                   long-term capital appreciation.

Alger Small Cap               Alger American Small Capitalization
Sub-account                   Portfolio - seeks long-term capital
                              appreciation.

                              Alliance Variable Products Series Fund, Inc.

Alliance Global Bond          Global Bond Portfolio - seeks a high level of
Sub-account                   return from a combination of current income and
                              capital appreciation by investing in a globally diversified portfolio of high quality debt securities denominated in the U.S. Dollar and a range of foreign currencies.

Alliance Premier Growth       Premier Growth Portfolio - seeks growth of
Sub-account                   capital rather than current income.

                              Keyport Variable Investment Trust

Colonial Growth & Income      Colonial-Keyport Growth and Income
Sub-account                   Fund - seeks primarily income and long-
                              term capital growth and, secondarily,
                              preservation of capital.

Colonial Strategic Income     Colonial-Keyport Strategic Income Fund -
Sub-account                   seeks a high level of current income, as is
                              consistent with prudent risk and maximizing total return, by diversifying investments primarily in U.S. and foreign government and high yield, high risk corporate debt securities.

Colonial Int'l Fund for       Colonial-Keyport International Fund for Growth -
Growth Sub-account            seeks long-term capital growth, by investing
                              primarily in non-U.S. equity securities.

Colonial U.S. Fund for        Colonial-Keyport U.S. Fund for Growth -
Growth Sub-account            seeks growth exceeding over time the S&P
                              500 Index (Standard & Poor's Corporation
                              Composite Price Index) performance.

Colonial Utilities            Colonial-Keyport Utilities Fund - seeks
Sub-account                   primarily current income and, secondarily,
                              long-term capital growth.

Newport Tiger                 Newport-Keyport Tiger Fund - seeks long-
Sub-account                   term capital growth by investing primarily
                              in equity securities of companies located in the four Tigers of Asia (Hong Kong, Singapore,
                              South Korea and Taiwan) and the other mini-
                              Tigers of East Asia (Malaysia, Thailand,
                              Indonesia, China and the Philippines).

                              MFS Variable Insurance Trust

MFS Emerging Growth           MFS Emerging Growth Series - seeks to provide
Sub-account                   long-term growth of capital.

MFS Research                  MFS Research Series - seeks to provide long-term
Sub-account                   growth of capital and future income.


                              SteinRoe Variable Investment Trust

SteinRoe Cap Appreciation     Capital Appreciation Fund - seeks capital growth
Sub-account                   by investing primarily in common stocks,
                              convertible securities, and other securities selected for prospective capital growth.

SteinRoe Cash Income          Cash Income Fund - seeks high current income
Sub-account                   from short-term money market instruments
("Money Market" Sub-account)  while emphasizing preservation of capital and maintaining excellent liquidity.

SteinRoe Managed Assets       Managed Assets Fund - seeks high total inves-
Sub-account                   tment return through investment in a changing
                              mix of securities.

SteinRoe Managed Growth       Managed Growth Stock Fund - seeks long-term
Stock Sub-account             growth of capital through investment primarily
                              in common stocks.

SteinRoe Mortgage Securities  Mortgage Securities Income Fund - seeks highest
Income Sub-account            possible level of current income consistent with
                              safety of principal and maintenance of liquidity through investment primarily in mortgage-backed securities.

Sub-accounts investing directly in securities - None.

[Variable Account [M] is an investment company variable separate account which invests directly in securities, organized in and governed by the laws of the State of Massachusetts, Our state of domicile. Variable Account [M] is divided into Sub-accounts. The investment advisor to each Sub-account is set forth opposite each Sub-account shown below:

Sub-account                      Investment Advisor
[Currently, none]                [Currently, none]  ]

The Fixed Account

[The Fixed Account is part of Our General Account, which consists of all of Our assets except the assets of the Variable Account and the assets of other separate accounts that We maintain. Subject to applicable law, We have sole discretion over investments of the assets of the Fixed Account. If You allocate assets to the Fixed Account, Your accumulation values and annuity payments will have guaranteed minimums.
Before the Income Date, Your interest in the Fixed Account is measured by the Fixed Account Value. When annuity payments begin, the payee's interest in the Fixed Account is measured by the amount of each periodic payment.

Benefits from the Fixed Account will not be less than the minimum values required by any law of the jurisdiction where the Certificate is delivered.

Purchase Payments will be allocated to the Fixed Account in accordance with Your selection at the Certificate Date. You may change such selection by Written Request.

The Fixed Account Value at any time is equal to:
     (1) all Purchase Payments allocated to the Fixed Account plus the interest subsequently credited on those payments; plus
     (2) any Variable Account value transferred to the Fixed Account plus the interest subsequently credited on the transferred value; less
     (3)  any prior partial withdrawals from the Fixed Account;less
     (4)  any Fixed Account Value transferred to the Variable Account.

We will credit interest to Purchase Payments allocated to the Fixed Account at rates declared by Us for Guarantee Periods of one [or more] year[s] from the month and day of allocation. The minimum Guaranteed Interest Rate is [3%] per year.]

[Certificate Owner Services

The Programs. [Liberty Life offers [the following] investment related program[s] which [is] are available only prior to the Income Date: [Dollar Cost Averaging;] [Capital Protection Plus]; [and] [Systematic Withdrawal Programs]. [A Rebalancing Program is available prior to and after the Income Date.] Under [each] [this] Program, the related transfers between and among Sub-Accounts and the Fixed Account are not counted as one of the [twelve] free transfers. Each Program[s] has its own requirements, as discussed below. Liberty Life reserves the right to terminate any Program.]

[Dollar Cost Averaging Program. The program periodically transfers Accumulation Units from the SteinRoe Cash Income Sub-Account or the One-Year Guarantee Period of the Fixed Account to other Sub-Accounts selected by the Certificate Owner. The program allows a Certificate Owner to invest in Variable Sub-Accounts over time rather than having to invest in those Sub-Accounts all at once. The program is available for initial and subsequent Purchase Payments and for Certificate Value transferred into the SteinRoe Cash Income Sub-Account or the One-Year Guarantee Period. Under the program, Liberty Life makes automatic transfers on a periodic basis out of the SteinRoe Cash Income Sub-Account or the One-Year Guarantee Period into one or more of the other available Sub-Accounts (Liberty Life reserves the right to limit the number of Sub-Accounts the Certificate Owner may choose but there are currently no limits). The program will automatically end if the Income Date occurs. Liberty Life reserves the right to end the program at any time by sending the Certificate Owner a notice one month in advance.]

[Rebalancing Program. In accordance with the Certificate Owner's election of the relative Purchase Payment percentage allocations, Liberty Life will automatically rebalance the Certificate Value of each Sub-Account either monthly, quarterly, semi-annually, or annually. On the last day of the period selected, Liberty Life will automatically rebalance the Certificate Value in each of the Sub-Accounts to match the current Purchase Payment percentage allocations. The Program may be terminated at any time and the percentages may be altered by Written Request. Certificate Value allocated to the Fixed Account is not subject to automatic rebalancing. After the Income Date, automatic rebalancing applies only to variable annuity payments and Liberty Life will rebalance the number of Annuity Units in each Sub-Account.]

[Systematic Withdrawal Program. Liberty Life will make monthly, quarterly, semi-annually or annual distributions of a predetermined dollar amount to the Certificate Owner that has enrolled in the Systematic Withdrawal Program. The Certificate Owner may specify the amount of each partial withdrawal, subject to a minimum of $100. Systematic withdrawals may only be made from the Sub-Accounts and the One Year Guarantee Period of the Fixed Account. In each Certificate Year, portions of Certificate Value may be withdrawn without the imposition of any Contingent Deferred Sales Charge ("Free Withdrawal Amount"). If withdrawals pursuant to the Program are greater than the Free Withdrawal Amount, the amount of the withdrawals greater than the Free Withdrawal Amount will be subject to the applicable Contingent Deferred Sales Charge. Any unrelated voluntary partial withdrawal a Certificate Owner makes during a Certificate Year will be aggregated with withdrawals pursuant to the Program to determine the applicability of any Contingent Deferred Sales Charge under the Certificate provisions regarding partial withdrawals.]

[Capital Protection Plus Under this program, Liberty Life will allocate part of the Purchase Payment to the Guarantee Period selected by the Certificate Owner so that such part, based on that Guarantee Period's interest rate in effect on the date of allocation, will equal at the end of the Guarantee Period the total Purchase Payment. The rest of the Purchase Payment will be allocated to the Sub-Account(s) of the Variable Account based on the Certificate Owner's allocation. If any part of the Fixed Account Value is surrendered or transferred before the end of the Guarantee Period, the Value at the end of that Period will not equal the original Purchase Payment amount.]

                         Definitions (continued)

Certificate: The document issued to a Certificate Owner to evidence a Certificate Owner's participation under the Group Contract. The Certificate summarizes the benefits and provisions of the Group Contract.

Certificate Anniversary:  An anniversary of the Certificate Date.

Certificate Date: The date a Certificate is issued to a Certificate Owner. The Certificate Date is shown on the Certificate Schedule.

Certificate Owner: The person who owns a Certificate under the Group Contract. Any Joint Certificate Owners and the Certificate Owner own the Certificate equally with rights of survivorship.

Certificate Value: The sum of the Certificate Owner's interest in the Sub-accounts of the Variable Account and the Fixed Account during the Accumulation Period.

Certificate Year: The first Certificate Year is the annual period which begins on the Certificate Date. Subsequent Certificate Years begin on each Certificate Anniversary.

Eligible Fund:  An investment entity shown on the Certificate Schedule.

Fixed Account: The account We establish to support Fixed Allocations. The Certificate Schedule shows whether the Fixed Account is available under the Certificate.

Fixed Account Value: The value of all Fixed Account amounts accumulated under this Certificate prior to the Income Date.

Fixed Allocation: An amount allocated to the Fixed Account that is credited with a Guaranteed Interest Rate for a specified Guarantee Period.

Fixed Annuity: An annuity with a series of payments made during the Annuity Period which are guaranteed as to dollar amount by Us.

General Account: Our general investment account which contains all of Our assets except those in the Variable Account and Our other separate accounts.

Group Contract Owner: The person or entity to which the Group Contract is issued.

Guaranteed Interest Rate: The effective annual interest rate which We will credit for a specified Guarantee Period.

Guarantee Period: The period of year(s) a rate of interest is guaranteed to be credited within the Fixed Account.

Income Date: The date on which Annuity Payments begin. The Income Date is shown on the Certificate Schedule.

In Force: The status of a Certificate before the Income Date so long as it has not been totally surrendered and there has not been a death of a Certificate Owner or Joint Certificate Owner that will cause the Certificate to end within five years of the date of death.

Office:  Our service office shown on the Certificate Schedule.

Person: A human being, trust, corporation, or any other legally recognized entity.

Portfolio: A series of an Eligible Fund which constitutes a separate and distinct class of shares.

Purchase Payment: A payment made by or on behalf of a Certificate Owner with respect to a Certificate.

Sub-account: Variable Account assets are divided into Sub-accounts. Assets of each Sub-account will be invested in shares of a Portfolio of an Eligible Fund, or directly in portfolio securities.

Valuation Date: Each day on which We and the New York Stock Exchange ("NYSE") are open for business, or any other day that the Securities and Exchange Commission requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Valuation Period: The period of time beginning at the close of business of the NYSE on each Valuation Date and ending at the close of business on the next succeeding Valuation Date.

Variable Account:  Our Variable Account(s) shown on the Certificate Schedule.

Variable Annuity: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified Sub-accounts of the Variable Account.

We, Us, Our:  Liberty Life Assurance Company of Boston.

Written Request: A request in writing, in a form satisfactory to Us, and received by Us at Our Office.

You, Your:  The Certificate Owner and any Joint Certificate Owners.

                            General Provisions

Purchase Payments

The initial Purchase Payment is due on the Certificate Date. It must be paid at Our Office in United States currency. Coverage under a Certificate does not take effect until We have accepted the initial Purchase Payment during Your lifetime. Each Purchase Payment after the Certificate Date must be at least the amount shown on the Certificate Schedule. Provided the Certificate Value under a Certificate does not go to zero, a Certificate will stay in force until the Income Date even if You make no payments after the initial one. We reserve the right to reject any subsequent Purchase Payment.

Allocation of Purchase Payments

Your initial Purchase Payment is allocated to the Sub-accounts of the Variable Account, and to the Fixed Account if available, in accordance with the selections made by You at the Certificate Date. Unless otherwise changed by You, subsequent Purchase Payments are allocated in the same manner as the initial Purchase Payment. Allocation of Purchase Payments is subject to the terms and conditions imposed by Us. We reserve the right to allocate initial Purchase Payments to the Money Market Sub-account until the expiration of the Right to Examine Certificate period set forth on the first page of the Certificate.

The Contract

The Group Contract, including the application, if any, and any attached rider or endorsement constitute the entire contract between the Group Contract Owner and Us. All statements made by the Group Contract Owner, any Certificate Owner or any Annuitant will be deemed representations and not warranties. No such statement will be used in any contest unless it is contained in the application signed by the Group Contract Owner or in a written instrument signed by the Certificate Owner, a copy of which has been furnished to the Certificate Owner, the Beneficiary or to the Group Contract Owner.

Only Our President or Secretary may agree to change any of the terms of the Group Contract. Any changes must be in writing. Any change to the terms of a Certificate must be in writing and with Your consent, unless provided otherwise by the Group Contract and the Certificate.

To assure that the Group Contract and the Certificate will maintain their status as a variable annuity under the Internal Revenue Code, We reserve the right to change the Group Contract and any Certificate issued thereunder to comply with future changes in the Internal Revenue Code, any regulations or rulings issued thereunder, and any requirements otherwise imposed by the Internal Revenue Service. The Group Contract Owner and the affected Certificate Owner will be sent a copy of any such amendment.

We reserve the right, subject to the approval of the New York Superintendent of Insurance and compliance with U.S. laws as currently applicable or subsequently changed, to: (a) operate the Variable Account in any form permitted under the Investment Company Act of 1940, as amended, (the "1940 Act"), or in any other form permitted by law; (b) take any action necessary to comply with or obtain and continue any exemptions from the 1940 Act, or to comply with any other applicable law; (c) transfer any assets in any Sub-account to another Sub-account, or to one or more separate investment accounts, or the General Account; or to add, combine or remove Sub-accounts in the Variable Account; and (d) change the way We assess charges, so long as We do not increase the aggregate amount beyond that currently charged to the Variable Account and the Eligible Funds in connection with this Certificate. If the shares of any of the Eligible Funds should become unavailable for investment by the Variable Account or if in Our judgment further investment in such Portfolio shares should become inappropriate in view of the purpose of the Certificate, We may add or substitute shares of another mutual fund for the Portfolio shares already purchased under the Certificate. No substitution of Portfolio shares in any Sub-account may take place without prior approval of the Securities and Exchange Commission and notice to the affected Certificate Owners, to the extent required by the 1940 Act.

Certificate Owner

You are the Certificate Owner of this Certificate. You have all rights and may receive all benefits under a Certificate. A Certificate Owner is the person designated as such on the Certificate Date, unless changed. You may exercise all rights of this Certificate while it is In Force, subject to the rights of (a) any assignee under an assignment filed with Us, and (b) any irrevocably named Beneficiary.

Joint Certificate Owner

A Certificate can be owned by Joint Certificate Owners. Upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will be the primary Beneficiary(ies). Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us.

Annuitant

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by You at the Certificate Date, unless changed prior to the Income Date. Any change of Annuitant is subject to Our underwriting rules then in effect. The Annuitant may not be changed in a Certificate which is owned by a non-natural person. You may name a Contingent Annuitant. The Contingent Annuitant becomes the Annuitant if the
Annuitant dies while this Certificate is In Force.   If the Annuitant dies
and no Contingent Annuitant has been named, We will allow You sixty days to designate someone other than Yourself as Annuitant. You will be the Contingent Annuitant unless You name someone else. If the Certificate is owned by a non-natural person, the death of the Annuitant will be treated as the death of the Certificate Owner and a new Annuitant may not be designated.

Beneficiary

The Beneficiary is the person who controls the Certificate if any Certificate Owner dies prior to the Income Date. If the Certificate is owned by Joint Certificate Owners, upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will become the primary Beneficiary. Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us. If You name more than one Person as Primary Beneficiary or as Contingent Beneficiary, and do not state otherwise on an application or in a Written Request to Us, any non-survivors will not receive a benefit. The survivors will receive equal shares. Subject to the rights of any irrevocable Beneficiary(ies), You may change primary or contingent Beneficiary(ies). A change must be made by Written Request and will be
effective as of the date the Written Request is signed.   We will not be
liable for any payment We make or action We take before We receive the Written Request.

Group Contract Owner

The Group Contract Owner has title to the Group Contract. The Group Contract and any amount accumulated under any Certificate are not subject to the claims of the Group Contract Owner or any of its creditors. The Group Contract Owner may transfer ownership of this Group Contract. Any transfer of ownership terminates the interest of any existing Group Contract Owner.
It does not change the rights of any Certificate Owner. Nothing in the Group Contract shall invalidate or impair any right granted to the Certificate Owner by the Certificate or New York law.

Change of Certificate Owner, Beneficiary or Contingent Annuitant

While this Certificate is In Force, You may by Written Request change the primary Certificate Owner, Joint Certificate Owner, primary Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably named Person may be changed only with the written consent of such Person. The change will be effective, following Our receipt of the Written Request, as of the date the Written Request is signed. The change will not affect any payments We make or actions We take prior to the time We receive the Written Request.

Assignment of the Certificate

You may assign this Certificate at any time while it is In Force. The assignment must be in writing and a copy must be filed at Our Office. Your rights and those of any revocably named Person will be subject to the assignment. An assignment will not affect any payments We make or actions We take before We receive the assignment. We are not responsible for the validity of any assignment.

Misstatement of Age or Sex

If the age or sex of the Annuitant or any payee has been misstated, We will compute the amount payable based on the correct age and sex. If Annuity Payments have begun, any underpayment(s) that have been made plus interest thereon at a rate of 5% per year will be paid in full with the next Annuity Payment. Any overpayment plus interest thereon at a rate of 5% per year, unless repaid to Us in one sum, will be deducted from future Annuity Payments otherwise due until We are repaid in full.

Non-Participating

This Certificate does not participate in Our divisible surplus.

Evidence of Death, Age, Sex or Survival

If a Certificate provision relates to the death of a natural Person, We will require proof of death before We will act under that provision. Proof of death shall be: (a) a certified death certificate; or (b) a certified decree of a court of competent jurisdiction as to the finding of death; or (c) a written statement by a medical doctor who attended the deceased; or (d) any other document constituting due proof of death under applicable state law.
If Our action under a Certificate provision is based on the age, sex, or survival of any Person, We may require evidence of the particular fact before We act under that provision.

Protection of Proceeds

No Beneficiary or payee may commute or assign any payments under a Certificate before they are due. To the extent permitted by law, no payments shall be subject to the debts of any Beneficiary or payee or to any judicial process for payment of those debts.

Reports

We will send Certificate Owners a report that shows the Certificate Value at least once each Certificate Year. We will send any other reports that may be required by law.

Taxes

Any taxes paid to any governmental entity relating to a Certificate will be deducted from the Purchase Payments or Certificate Value. We may, in Our sole discretion, delay the deduction until a later date. By not deducting tax payments at the time of Our payment, We do not waive any right We may have to deduct amounts at a later date. We will, in Our sole discretion, determine when taxes relate to a Certificate or to the operation of the Variable Account. We reserve the right to establish a provision for federal income taxes if We determine, in Our sole discretion, that We will incur a tax as a result of the operation of the Variable Account. Such a provision will be reflected in the Accumulation and Annuity Unit Values. We will deduct for any income taxes incurred by Us as a result of the operation of the Variable Account whether or not there was a provision for taxes and whether or not it was sufficient. We will deduct from any payment under this Certificate any withholding taxes required by applicable law.

Regulatory Requirements

All values payable under a Certificate will not be less than the minimum benefits required by the laws and regulations of the states in which the Certificate is delivered.

Suspension or Deferral of Payments

We reserve the right to suspend or postpone payments for a withdrawal, transfer, surrender or death benefit for any period when:

     (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

     (2)  trading on the New York Stock Exchange is restricted;  or

     (3) an emergency exists as a result of which valuation or disposal of the assets and securities of the Variable Account is not reasonably practicable; or

     (4) the Securities and Exchange Commission, by order or pronouncement, so permits for the protection of Certificate Owners;

provided that applicable rules and regulations of the Securities and Exchange Commission govern as to whether the conditions described in (2) and (3) above exist.

We reserve the right to delay payment of amounts allocated to the Fixed Account for up to six months.

                       Variable Account Provisions

The Variable Account

The Variable Account(s) is designated on the Certificate Schedule and consists of assets set aside by Us, which are kept separate from Our general assets and all other variable account assets We maintain. We own the assets of the Variable Account. Variable Account assets equal to reserves and other contract liabilities will not be chargeable with liabilities arising out of any other business We may conduct. We may transfer to Our General Account assets which exceed the reserves and other liabilities of the Variable Account. Income and realized and unrealized gains or losses from assets in the Variable Account are credited to or charged against the account without regard to other income, gains or losses in Our other investment accounts.

The Variable Account assets are divided into Sub-accounts. The Sub-accounts which are available under the Certificate are shown on the Certificate Schedule. The assets of the Sub-accounts of the unit investment trust variable separate account are allocated to the Eligible Fund(s) and the Portfolio(s), if applicable, within an Eligible Fund shown on the Certificate Schedule. The assets of the Sub-accounts of the investment company variable separate account, if applicable, are invested in portfolios of securities designed to meet the objectives of the Sub-Account shown on the Certificate Schedule. We may, from time to time, add additional Sub-accounts, Eligible Funds or Portfolios to those shown on the Certificate Schedule. You may be permitted to transfer Certificate Values or allocate Purchase Payments to the additional Sub-Accounts, Eligible Funds or Portfolios. However, the right to make such transfers or allocations will be limited by the terms and conditions imposed by Us.

We also have the right to eliminate Sub-accounts from the Variable Account, to combine two or more Sub-accounts or to substitute a new Portfolio for the Portfolio in which a Sub-account invests. A substitution may become necessary if, in Our discretion, a Portfolio or Sub-account no longer suits the purposes of the Group Contract. This may happen: due to a change in laws or regulations or a change in a Portfolio's investment objectives or restrictions; because the Portfolio or Sub-account is no longer available for
investment; or for some other reason.   We will obtain any prior approvals
that may be required from the insurance department of Our state of domicile, the New York Superintendent of Insurance and from the SEC or any other governmental entity before making such a substitution.

When permitted by law, We reserve the right to:

     (1)  Deregister a Variable Account under the 1940 Act;
     (2) Operate a Variable Account as a management company under the 1940 Act, if it is operating as a unit investment trust;
     (3)  Operate a Variable Account as a unit investment trust under the
1940
          Act, if it is operating as a management company;
     (4)  Restrict or eliminate any voting rights as to the account;
     (5)  Combine the Variable Account with any other variable account.

Valuation of Assets

The assets of the Variable Account are valued at their fair market value in accordance with Our procedures.

Accumulation Units

Your Variable Account value will fluctuate in accordance with the investment results of the Sub-accounts to which You have allocated Your Purchase Payments or Certificate Value. In order to determine how these fluctuations affect Your Certificate Value, We use an Accumulation Unit value. Accumulation Units are used to account for all amounts allocated to or withdrawn from the Sub-accounts of the Variable Account as a result of Purchase Payments, partial withdrawals, transfers, or charges deducted from the Certificate Value. We determine the number of Accumulation Units of a Sub-account purchased or canceled by dividing the amount allocated to, or withdrawn from, the Sub-account by the dollar value of one Accumulation Unit of the Sub-account as of the end of the Valuation Period during which We receive the request for the transaction.

Accumulation Unit Value

The Accumulation Unit Value for each Sub-account was initially set at $10. Subsequent Accumulation Unit Values for each Sub-account are determined by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by a net investment factor for the Sub-account for the current period. This factor may be greater or less than 1.0; therefore, the Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

We calculate the net investment factor for each Sub-account investing in shares of mutual funds by dividing (a) by (b) and then subtracting (c) where:

     (a) is equal to:
          (i) the net asset value per share of the Portfolio in which the Sub-account invests at the end of the Valuation Period; plus
          (ii) any dividend per share declared for the Portfolio that has an ex-dividend date within the current Valuation Period.

     (b) is the net asset value per share of the Portfolio at the end of the preceding Valuation Period.

     (c) is equal to:
          (i) the sum of each Valuation Period equivalent of the annual rate for the Mortality and Expense Risk Charge, for the Administrative Charge, and for the Distribution Charge, if any, which are shown on the Certificate Schedule; plus
          (ii) a charge factor, if any, for any tax provision established by Us a result of the operation of the Sub-account.

We calculate the net investment factor for each Sub-account investing directly in securities with the same formula, except:

     (a)  is equal to:
          (i) the value of the assets in the Sub-account at the end of the preceding Valuation Period; plus
          (ii) any investment income and capital gains, realized or unrealized, credited to the assets during the current Valuation Period; less
         (iii) any capital losses, realized or unrealized, charged against the assets during the current Valuation Period; less
          (iv) all operating and investment expenses relating to the assets that are incurred during the current Valuation Period.
     (b) is the value of the assets in the Sub-account at the end of the preceding Valuation Period.

Mortality and Expense Risk Charge

Each Valuation Period We deduct a Mortality and Expense Risk Charge from each Sub-account of the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Mortality and Expense Risk Charge compensates Us for assuming the mortality and expense risks with respect to the Certificates We issue. We guarantee the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

Administrative Charge

Each Valuation Period We deduct an Administrative Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Administrative Charge compensates Us for the costs associated with administration of the Variable Account and the Certificates We issue.

Distribution Charge

Each Valuation Period We deduct a Distribution Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Distribution Charge compensates Us for the costs associated with the distribution of the Certificates We issue.

Certificate Maintenance Charge

We deduct a Certificate Maintenance Charge from the Certificate Value by canceling Accumulation Units from each applicable Sub-account to reimburse Us for expenses relating to the maintenance of the Certificate. We will deduct the Certificate Maintenance Charge from the Sub-accounts of the Variable Account in the same proportion that the amount of Certificate Value in each Sub-account bears to the Certificate Value. The Certificate Maintenance Charge is shown on the Certificate Schedule. The Certificate Maintenance Charge will be deducted from the Certificate Value on each Certificate Anniversary during the Accumulation Period.

If a total surrender is made on a date other than a Certificate Anniversary, the Certificate Maintenance Charge will be deducted at the time of surrender.

During the Annuity Period, the Certificate Maintenance Charge will be deducted on a pro-rata basis from each Annuity Payment.

                                Transfers

Subject to any limitation We impose on the number of transfers permitted in a Certificate Year, You may transfer all or part of Your Certificate Value among the Sub-accounts and the Fixed Account, if any, by Written Request or by telephone without the imposition of any fees or charges. Transfers among the Sub-accounts and the Fixed Account are permitted only during the Accumulation Period. The number of permitted transfers, and the charge for transfers in excess of that number, are shown on the Certificate Schedule. All transfers are subject to the following:

     (1) If more than the number of free transfers, shown on the Certificate Schedule, are made in a Certificate Year, We will deduct a transfer charge, shown on the Certificate Schedule, for each subsequent transfer. The transfer fee will be deducted from the Sub-account from which the transfer is made. However, if You transfer Your entire interest in a Sub-account, the transfer fee will be deducted from the amount transferred. If You make a transfer from more than one Sub-account, any transfer fee will be allocated pro-rata among such Sub-accounts in proportion to the amount transferred from each. The deduction of any fees We impose on such transfers will not exceed the maximum listed on page 3.

     (2) During the Annuity Period, transfers of values between Sub-accounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units in the Sub-account to which a transfer is made, so that the next Annuity Payment, if it were made at that time, would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units.

     (3) The minimum amount which can be transferred is shown on the Certificate Schedule. The minimum amount which must remain in a Sub-account after a transfer is shown on the Certificate Schedule.

     (4) If 100% of the value of any Sub-account is transferred and the current allocation for Purchase Payments includes that Sub-account, the allocation for future Purchase Payments will change to reflect Your allocation of Certificate Value following the transfer.

     (5) We reserve the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privileges described above.

We will not be liable for transfers made in accordance with Your instructions. All amounts and Accumulation Units will be determined as of the end of the Valuation Period in which We receive the request for transfer.

                 Partial Withdrawals and Total Surrender

Partial Withdrawals

During the Accumulation Period while the Certificate is In Force, You may, upon Written Request, make a partial withdrawal, subject to the provisions and limitations shown on the Certificate Schedule. For purposes of determining whether a surrender charge is applicable to Your partial withdrawal:

     (1) Your partial withdrawal will first be taken from the portion of Your
          Certificate Value which is in excess of Your Purchase Payments, and then from Your Purchase Payments; and

     (2) We will allocate partial withdrawals to Purchase Payments in the order in which the Purchase Payments were made, starting with the first.

A withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-account in the ratio that Your interest in the Sub-account bears to Your Certificate Value in all the Sub-accounts. You must specify by Written Request in advance if You want Accumulation Units to be canceled in a manner other than the method described above. If there is no value or insufficient value in the Variable Account, then the amount withdrawn, or the insufficient portion, will be deducted from the Fixed Account. If You have multiple Guarantee Periods, We will deduct such amount from each Guarantee Period's values in the ratio that each Period's values bears to the total Fixed Account Value. You must specify by Written Request in advance if You want multiple Guarantee Periods to be reduced in a manner other than the method described above. Any amount deducted from the Fixed Account Value may be subject to a market value adjustment, if applicable.

Each partial withdrawal must be for an amount not less than the amount shown on the Certificate Schedule. The Certificate Value which must remain in a Certificate is shown on the Certificate Schedule. The Certificate Schedule also shows any charge.

Total Surrender

During the Accumulation Period while the Certificate is In Force, You may, upon Written Request, make a total surrender of the Certificate Withdrawal Value. The Certificate Withdrawal Value is:

     (1) the Certificate Value as of the end of the Valuation Period during which We receive a Written Request for a withdrawal or surrender; less

     (2)  any applicable taxes not previously deducted; less

     (3)  any Surrender Charge; less

     (4)  any Certificate Maintenance Charge.

The Fixed Account Value, which is a component of the Certificate Value, may be subject to a market value adjustment, if applicable.

We will pay the amount of any withdrawal or surrender within seven days unless the Suspension or Deferral of Payments Provision is in effect.

Death Provisions

Death of Certificate Owner

These provisions apply if, during the Accumulation Period while the Certificate is In Force, the Certificate Owner or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate owned by a non-natural Person. The "designated beneficiary" will control the Certificate after such a death. This "designated beneficiary" will be the first Person among the following who is alive on the date of death: Certificate Owner; Joint Certificate Owner; primary Beneficiary; Contingent Beneficiary; and Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they shall be the "designated beneficiary" together.

If the decedent's surviving spouse (if any) is the sole "designated beneficiary", the surviving spouse will automatically become the new sole Certificate Owner as of the date of the death. And, if the Annuitant is the decedent, the new Annuitant will be any living Contingent Annuitant, otherwise the surviving spouse. The Certificate may stay in force until another death occurs (i.e., until the death of the Certificate Owner or Joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate may stay in force up to five years from the date of death. During this period, the "designated beneficiary" may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to surrender the Certificate for its Certificate Withdrawal Value. If this Certificate is still in force at the end of the five-year period, We will automatically end it then by paying to the "designated beneficiary" the Certificate Withdrawal Value without the deduction of any applicable surrender charges. If the "designated beneficiary" is not alive then, We will pay any Person(s) named by the "designated beneficiary" in a Written Request; otherwise the "designated beneficiary's" estate.

Death of Annuitant

These provisions apply if during the Accumulation Period while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not an Owner, and (c) the Owner is a natural person. The Certificate will continue In Force after the Annuitant's death. The new Annuitant will be any living Contingent Annuitant, otherwise the Certificate Owner.

Payment of Benefits

Instead of receiving a lump sum, You or any "designated beneficiary" may by Written Request direct that We pay any benefit of $2,000 or more under an Annuity Option that meets the following: (a) the first payment to the "designated beneficiary" must be made no later than one year after the date of death; (b) payments must be made over the life of the "designated beneficiary" or over a period not extending beyond that person's life expectancy; and (c) any Annuity Option that provides for payments to continue after the death of the "designated beneficiary" will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

                            Annuity Provisions

General

If the Certificate is In Force on the Income Date, the Adjusted Certificate Value will be applied under the Annuity Option selected by You. Annuity Payments may be made on a fixed or variable basis or both.

Income Date

The Income Date may be selected by You. It is shown on the Certificate Schedule. The Income Date can be any time after the Certificate Date for variable payments and any time after the first Certificate Anniversary for fixed payments. The Income Date may not be later than the earlier of when the Annuitant reaches attained age 90 or that required under state law. If no Income Date is selected, it will be the earlier of when the Annuitant reaches attained age 90 or the maximum date permitted under state law, if any.

Prior to the Income Date, You may change the Income Date by Written Request. Any change must be requested at least 30 days prior to the new Income Date.

Selection of an Annuity Option

An Annuity Option may be selected by You. If no Annuity Option is selected, Option B will automatically be applied. Prior to the Income Date, You may change the Annuity Option selected by Written Request. Any change must be requested at least 30 days prior to the Income Date.

Frequency and Amount of Annuity Payments

Annuity Payments are paid in monthly installments unless quarterly, semi-annual or annual payments are chosen. The Adjusted Certificate Value is applied to the Annuity Table for the Annuity Option selected. If the Adjusted Certificate Value to be applied under an Annuity Option is less than $2,000, We reserve the right to make a lump sum payment in lieu of Annuity Payments. If the Annuity Payment would be or becomes less than $100, We will reduce the frequency of payments to a longer interval which will result in each payment being at least $100.

Annuity Options

The following Annuity Options or any other Annuity Option acceptable to Us may be selected:

     OPTION A. ANNUITY FOR A FIXED NUMBER OF YEARS: Annuity Payments for a chosen number of years, not less than 5. If the payee dies during the payment period and the Beneficiary does not desire payments to continue for the remainder of the period, he/she may elect to have the present value of the remaining payments commuted and paid in a lump sum. During the payment period of a Variable Annuity, the payee may elect by Written Request to receive the following amount: (a) the present value of the remaining payments commuted; less (b) any surrender charge that may be due by treating the value defined in (a) as a surrender. Instead of receiving a lump sum, the payee may elect another Annuity Option. The amount applied to that Option would not be reduced by the charge defined in (b).

     OPTION B. LIFE ANNUITY WITH PERIOD CERTAIN OF 10 YEARS: Annuity Payments during the lifetime of the payee and in any event for 10 years certain. If the payee dies during the guaranteed payment period and the Beneficiary does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the guaranteed payments remaining commuted and paid in a lump sum.

     OPTION C. JOINT AND SURVIVOR ANNUITY: Annuity Payments payable during the joint lifetime of the payee and a designated second natural person and then during the lifetime of the survivor.

Unless the Annuity Option provides for commutation by the payee, a payee may not withdraw or otherwise end an Annuity Option after it begins. Payments will end upon the payee's death unless the Annuity Option provides for payments continuing to a successor payee. No successor payee may extend the period of time over which the remaining payments are to be made.

Annuity

If You select a Fixed Annuity, the Adjusted Certificate Value is allocated to the General Account and the Annuity is paid as a Fixed Annuity. If You select a Variable Annuity, the Adjusted Certificate Value will be allocated to the Sub-accounts of the Separate Account in accordance with the selection You make, and the Annuity will be paid as a Variable Annuity. You can also select a combination of a Fixed and Variable Annuity and the Adjusted Certificate Value will be allocated accordingly. If You don't select between a Fixed Annuity and a Variable Annuity, any Adjusted Certificate Value in the Variable Account will be applied to a Variable Annuity and any Adjusted Certificate Value in the Fixed Account will be applied to a Fixed Annuity.

The Adjusted Certificate Value will be applied to the applicable Annuity Table contained in the Certificate based upon the Annuity Option You select. If, as of the Income Date, the current Annuity Option rates applicable to the class of Certificates issued under the Group Contract provide an initial Annuity Payment greater than the initial Annuity Payment guaranteed under the applicable Annuity Table in the Certificate, the greater payment will be made.

Fixed Annuity

The minimum dollar amount of each Fixed Annuity Payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. After the initial Fixed Annuity payment, the payments will not change regardless of investment, mortality or expense experience.

Variable Annuity

Variable Annuity Payments reflect the investment performance of the Variable Account in accordance with the allocation of the Adjusted Certificate Value to the Sub-accounts during the Annuity Period. Variable Annuity payments are not guaranteed as to dollar amount.

The dollar amount of the first Variable Annuity payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. The dollar amount of Variable Annuity payments for each applicable Sub-account after the first Variable Annuity Payment is determined as follows:

     (1) the dollar amount of the first Variable Annuity payment is divided by the value of an Annuity Unit for each applicable Sub-account as of the Income Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-account. The number of Annuity Units for each applicable Sub-account remains fixed during the Annuity Period;

     (2) the fixed number of Annuity Units per payment in each Sub-account is multiplied by the Annuity Unit Value for that Sub-account for the Valuation Period for which the payment is due. This result is the dollar amount of the payment for each applicable Sub-account.

The total dollar amount of each Variable Annuity payment is the sum of all Sub-account Variable Annuity payments reduced by the applicable portion of the Certificate Maintenance Charge.

Annuity Unit

The value of any Annuity Unit for each Sub-Account of the Separate Account was initially set at $10.

The Sub-account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

     (1) the net investment factor calculated as set forth on pages 11-12 (but without the Distribution Charge, if any) for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-account for the immediately preceding Valuation Period.

     (2) the result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Valuation Period equivalent of the Assumed Investment Rate for the number of days in the current Valuation Period. The Assumed Investment Rate is equal to 5% per year.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

Using the Tables

Tables 2, 3, 5, and 6 are age-dependent. The amount of the first annuity payment will be based on an age a specified number of years younger than the person's then-attained age (i.e., age last birthday). This age setback is as follows:

Date of First Payment            Age Setback
1996-1999                        1 year
2000-2009                        2 years
2010-2019                        4 years
2020-2029                        5 years
2030 or later                    6 years

We will calculate the amount for a payment frequency other than monthly and for any ages not shown in Tables 2, 3, 5, and 6 in accordance with the next section. Upon request, We will tell You any such amount.

Basis of Calculation

Tables 1 and 4 are based on interest at 5% and 3%, respectively. Tables 2, 3, 5, and 6 are based on the 1983 Individual Annuity Valuation Tables (sex distinct) with interest at 5% (Tables 2 and 3) and 3% (Tables 5 and 6), projected dynamically with Projection Scale G.

TABLE 1: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 1 FOR EACH $1,000 APPLIED

Years    Payment    Years    Payment    Years    Payment    Years    Payment

5        $18.74      12       $9.16      19       $6.71       25     $5.76
6         15.99      13        8.64      20        6.51       26      5.65
7         14.02      14        8.20      21        6.33       27      5.54
8         12.56      15        7.82      22        6.17       28      5.45
9         11.42      16        7.49      23        6.02       29      5.36
10        10.51      17        7.20      24        5.88       30      5.28
11         9.77      18        6.94

     TABLE 2: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 2 FOR EACH $1,000 APPLIED

Age  Male  Female  Age  Male   Female  Age  Male   Female  Age  Male   Female

30   $4.45 $4.34   47   $5.05  $4.78   64   $6.54  $5.98   80   $9.14  $8.67
31    4.47  4.35   48    5.11   4.82   65    6.68   6.10   81    9.29   8.86
32    4.50  4.37   49    5.17   4.87   66    6.82   6.22   82    9.44   9.05
33    4.52  4.39   50    5.23   4.92   67    6.97   6.35   83    9.57   9.23
34    4.55  4.41   51    5.29   4.97   68    7.12   6.49   84    9.69   9.40
35    4.57  4.43   52    5.36   5.02   69    7.28   6.63   85    9.81   9.55
36    4.60  4.45   53    5.43   5.08   70    7.44   6.79   86    9.91   9.69
37    4.63  4.47   54    5.50   5.13   71    7.61   6.95   87   10.01   9.82
38    4.67  4.49   55    5.58   5.20   72    7.78   7.12   88   10.10   9.94
39    4.70  4.52   56    5.67   5.27   73    7.95   7.30   89   10.17  10.04
40    4.74  4.55   57    5.76   5.34   74    8.12   7.48   90   10.24  10.13
41    4.78  4.57   58    5.85   5.41   75    8.30   7.67   91   10.30  10.21
42    4.82  4.60   59    5.95   5.49   76    8.47   7.87   92   10.35  10.27
43    4.86  4.64   60    6.06   5.58   77    8.65   8.07   93   10.39  10.33
44    4.91  4.67   61    6.17   5.67   78    8.82   8.27   94   10.43  10.37
45    4.95  4.70   62    6.29   5.77   79    8.98   8.47   96   10.45  10.41
46    5.00  4.74   63    6.41   5.87

TABLE 3: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 3 FOR EACH $1,000 APPLIED

                             COMBINATION OF AGES

                                 FEMALE AGE

       30   35   40   45   50   55   60   65   70   75   80   85    90   95

  30 $4.24$4.28$4.31$4.34$4.36$4.38$4.40$4.42$4.43$4.44$4.45 $4.45 $4.45
$4.46
  35  4.26 4.30 4.35 4.39 4.43 4.47 4.50 4.52 4.54 4.56 4.57  4.57  4.58
4.58
  40  4.28 4.33 4.39 4.45 4.51 4.56 4.61 4.65 4.68 4.71 4.73  4.74  4.75
4.75
M 45  4.29 4.35 4.42 4.50 4.58 4.66 4.74 4.80 4.86 4.90 4.93  4.96  4.97
4.98
A 50  4.30 4.37 4.46 4.55 4.66 4.77 4.88 4.98 5.07 5.14 5.20  5.23  5.25
5.27
L 55  4.31 4.39 4.48 4.59 4.73 4.87 5.03 5.18 5.32 5.44 5.53  5.59  5.63
5.65
E 60  4.32 4.40 4.50 4.63 4.78 4.97 5.18 5.40 5.61 5.80 5.96  6.07  6.13
6.17
  65  4.33 4.41 4.52 4.65 4.83 5.05 5.31 5.61 5.92 6.23 6.50  6.70  6.83
6.90
A 70  4.33 4.42 4.53 4.68 4.87 5.11 5.42 5.80 6.23 6.70 7.14  7.50  7.75
7.90
G 75  4.34 4.42 4.54 4.69 4.89 5.16 5.50 5.95 6.50 7.15 7.83  8.45  8.92
9.23
E 80  4.34 4.43 4.54 4.70 4.91 5.19 5.56 6.06 6.71 7.55 8.52  9.50 10.34
10.93
  85  4.34 4.43 4.55 4.71 4.92 5.21 5.60 6.13 6.86 7.85 9.10 10.52 11.87
12.93
  90  4.34 4.43 4.55 4.71 4.93 5.22 5.62 6.18 6.96 8.06 9.55 11.39 13.34
15.05
  95  4.34 4.43 4.55 4.71 4.93 5.23 5.64 6.21 7.02 8.20 9.86 12.09 14.69
17.20

TABLE 4: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION A FOR EACH $1,000 APPLIED

Years   Payment   Years   Payment   Years   Payment   Years   Payment

5       $17.91     12     $8.24      19     $5.73      25     $4.71
6        15.14     13      7.71      20      5.51      26      4.59
7        13.16     14      7.26      21      5.32      27      4.47
8        11.68     15      6.87      22      5.15      28      4.37
9        10.53     16      6.53      23      4.99      29      4.27
10        9.61     17      6.23      24      4.84      30      4.18
11        8.86     18      5.96

TABLE 5: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION B FOR EACH $1,000 APPLIED

Age   Male  Female  Age  Male  Female  Age  Male  Female  Age  Male  Female

30    $3.12 $2.99   47   $3.82 $3.53   64   $5.40 $4.83   80   $8.15 $7.66
31     3.15  3.01   48    3.88  3.58    65   5.55  4.96   81    8.32  7.86
32     3.18  3.03   49    3.94  3.63    66   5.69  5.08   82    8.47  8.06
33     3.21  3.06   50    4.01  3.68    67   5.85  5.22   83    8.61  8.25
34     3.24  3.08   51    4.08  3.74    68   6.01  5.37   84    8.75  8.43
35     3.27  3.11   52    4.15  3.80    69   6.18  5.52   85    8.87  8.60
36     3.31  3.13   53    4.23  3.86    70   6.35  5.68   86    8.98  8.75
37     3.34  3.16   54    4.31  3.93    71   6.52  5.85   87    9.08  8.88
38     3.38  3.19   55    4.39  4.00    72   6.70  6.03   88    9.18  9.01
39     3.42  3.22   56    4.48  4.07    73   6.89  6.21   89    9.26  9.12
40     3.46  3.25   57    4.58  4.15    74   7.07  6.41   90    9.33  9.21
41     3.51  3.29   58    4.68  4.23    75   7.26  6.61   91    9.40  9.30
42     3.55  3.32   59    4.78  4.32    76   7.44  6.81   92    9.45  9.37
43     3.60  3.36   60    4.89  4.41    77   7.63  7.02   93    9.49  9.43
44     3.65  3.40   61    5.01  4.50    78   7.81  7.23   94    9.53  9.47
45     3.71  3.44   62    5.14  4.61    79   7.98  7.45   95    9.55  9.51
46     3.76  3.49   63    5.27  4.72

TABLE 6: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION C FOR EACH $1,000 APPLIED

                           COMBINATION OF AGES

                               FEMALE AGE

      30   35   40   45   50   55   60   65   70   75   80     85    90   95

  30$2.88$2.93$2.97$3.01$3.04$3.07$3.08$3.10$3.12$3.12$3.12 $3.12 $3.13$ 3.13
  35 2.91 2.97 3.03 3.09 3.14 3.18 3.21 3.23 3.25 3.26 3.27  3.27  3.28  3.28
  40 2.93 3.01 3.09 3.17 3.24 3.30 3.35 3.39 3.42 3.44 3.46  3.46  3.47  3.47
M 45 2.95 3.04 3.14 3.24 3.34 3.43 3.51 3.58 3.63 3.66 3.69  3.71  3.72  3.72
A 50 2.96 3.06 3.17 3.30 3.43 3.56 3.68 3.79 3.87 3.94 3.98  4.01  4.03  4.03
L 55 2.97 3.07 3.20 3.34 3.50 3.68 3.85 4.02 4.16 4.27 4.34  4.39  4.42  4.44
E 60 2.98 3.09 3.22 3.38 3.56 3.78 4.01 4.25 4.47 4.66 4.80  4.89  4.95  4.98
  65 2.98 3.09 3.23 3.40 3.61 3.86 4.15 4.48 4.81 5.12 5.37  5.55  5.66  5.72
A 70 2.99 3.10 3.24 3.42 3.64 3.92 4.26 4.67 5.13 5.60 6.04  6.38  6.60  6.73
G 75 2.99 3.10 3.25 3.43 3.66 3.96 4.34 4.81 5.39 6.06 6.75  7.35  7.79  8.07
E 80 2.99 3.11 3.25 3.44 3.68 3.99 4.39 4.92 5.60 6.45 7.44  8.42  9.23  9.79
  85 2.99 3.11 3.26 3.44 3.69 4.00 4.42 4.98 5.73 6.74 8.01  9.44 10.77 11.81
  90 2.99 3.11 3.26 3.45 3.69 4.01 4.44 5.02 5.82 6.93 8.43 10.29 12.25 13.95
  95 2.99 3.11 3.26 3.45 3.70 4.02 4.45 5.04 5.87 7.05 8.73 10.97 13.58 16.11

                                Endorsements

                          To be inserted only by Us

POLICY DESCRIPTION

This is a GROUP VARIABLE ANNUITY CERTIFICATE with limited purchase payment flexibility. This certificate is nonparticipating with no dividends.

                                                      EXHIBIT 4(c)
                                                    TAX-SHELTERED
LIBERTY LIFE ASSURANCE                              ANNUITY (TSA)
COMPANY OF BOSTON                                     ENDORSEMENT


We have issued this endorsement as part of the Certificate to which it is attached to be effective on the later of the Certificate Issue Date or the following date (if any):

Notwithstanding any provision in the Certificate to the contrary:

(a) The Certificate is intended to be a tax-sheltered annuity (TSA) created for the exclusive benefit of You and Your Beneficiary and qualified under Section 403(b) of the Internal Revenue Code ("Code"). Any Purchase Payment must be a rollover or transfer contribution from another qualified TSA. Your entire interest in the Certificate is nonforfeitable. You and the Annuitant must be the same person. You may not designate a Contingent Annuitant or a Joint Certificate Owner. You may not transfer ownership of the Certificate.

(b) Section 403(b)(11) of the Code provides that distributions from the Certificate can occur only under the following circumstances: (1) the amount is being distributed after You attain age 59 1/2, separate from service, die, or become permanently and totally disabled; (2) the amount is being distributed in the case of hardship but such amount may not include any income attributable to Your TSA contributions; or (3) the amount to be distributed, when added to (i) any amounts previously distributed from the Certificate and (ii) any amounts distributed after December 31, 1988 from the TSA(s) that is a predecessor of the Certificate, does not exceed the value of the predecessor TSA(s) on December 31, 1988.

(c) You must begin taking distributions no later than the later of April 1 of the calendar year after You attain age 70 1/2 or April 1 of the calendar year after you retire (the required beginning date). You may elect to have the Certificate Value distributed in equal or substantially equal amounts over (1) Your life or the lives of You and Your designated Beneficiary or (2) a period certain not extending beyond Your life expectancy or the joint and last survivor expectancy of You and Your designated Beneficiary. Periodic payments will be made at intervals of no longer than one year and will fluctuate in accordance with the investment results of the underlying Sub-account(s) You have chosen for variable payments but will otherwise be nonincreasing.
     Unless You elect otherwise by Written Request, You must apply the Adjusted Certificate Value to annuity payments that begin on or before the required beginning date under an annuity payment option that complies with minimum distribution regulations adopted under Section 403(b)(10) of the Code. You may elect that We pay You the Certificate Withdrawal Value on or before the required beginning date or, if offered by Us, that payments begin on or before that date under a partial withdrawal option that complies with the regulations previously referred to. If You elect to meet Your distribution requirements through variable income payments under "Option A: Annuity for a Fixed Number of Years", the following additional requirements apply. If You are under age 59 1/2 on the Income Date, the payment period will be equal to Your life expectancy. If You are 59 1/2 or older on the Income Date, but under age 70 1/2, the payment period will be for the period You have specified, which may not extend beyond Your life expectancy or the joint and last survivor expectancy of You and Your designated Beneficiary. If You are over age 70 1/2 on the Income Date, the payment period will be for the period You have specified, which may not exceed Your remaining life expectancy or the remaining joint and last survivor expectancy of You and Your designated Beneficiary.

(d) All distributions made hereunder shall be made in accordance with the requirements of Section 401(a)(9) of the Code, including the incidental-death-benefit requirements of Section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

(e) In the event of Your death, Your entire interest in the Certificate must be distributed in conformity with regulations adopted under Section 403(b)(10) of the Code, which regulations contain rules similar to the after-death-distribution rules of Section 401(a)(9)(G) of the Code and to the incidental-death-benefit requirements of Section 401(a)(9)(G) of the Code. These regulations provide that TSAs are subject to the distribution rules provided in those Sections and in Regulation 1.401(a)(9)-1 and 1.401(a)(9)-2.

     If You die after distributions have begun, the remaining portion of Your interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to Your death. If You die before distributions have begun, Your entire interest must be distributed within five years of the date of death. Distributions are considered to have begun if payments are made on account of Your reaching Your required beginning date or, if prior to that date, annuity payments begin to You under (c) above.

     The Certificate's provisions relating to the death of the Annuitant are changed to the extent necessary to conform with the regulations and statutory rules referred to in this paragraph (e).

(f) Life expectancy and joint and last survivor expectancy will be calculated by use of the return multiples in Tables V and VI of
     Regulation 1.72-9. If We offer a partial withdrawal option, (1) the life expectancy factor used by us will be based on the joint life expectancy of You and Your designated Beneficiary unless You make a Written Request that it be based on just Your life expectancy, (2) neither Your life expectancy nor the life expectancy of any Beneficiary will be annually recalculated, and (3) instead, the original life expectancy factor will be reduced by 1.0 in each succeeding year.

     IN   THIS  EVENT,  PAYMENTS  MAY  NOT  CONTINUE  FOR  YOU  AND/OR   YOUR
     BENEFICIARIES LIFE.

(g) Nothwithstanding any provision of the Certificate to the contrary that would otherwise limit a distributee's election, a "distributee" may elect, at the time and in the manner prescribed by Us, to have any portion of an "eligible rollover distribution" paid directly to an "eligible retirement plan" specified by the distributee in a "direct rollover".

     The "distributee" is You. In addition, Your surviving spouse and Your spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code, are distributees with regard to the interest of the spouse or former spouse.

     An "eligible rollover distribution" is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee's designated Beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under Section 401(a)(9) of the Code; and the portion of any distribution that is not includible in gross income.

     An "eligible retirement plan" is an individual retirement account described in Section 408(a) of the Code, an individual retirement annuity described in Section 408(b) of the Code, or a TSA described in
     Section 403(b) of the Code, that accepts the distributee's eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

     A "direct rollover" is a payment by Us to the eligible retirement plan specified by the distributee.

(h) In the event of any conflict between the terms of the Certificate and these TSA provisions or any sections of the Code applicable to annuities described in Section 403(b) of the Code, those TSA provisions or sections will govern. Any distribution options in the Certificate that are inconsistent with Section 401(a)(9) or are inconsistent with other provisions reflecting Section 401(a)(9) as are prescribed by the Commissioner of Internal Revenue, are overridden and that Section or provision reflecting that Section shall govern.



Signed for the Company by: ____________________________________
                                      Secretary

                                                      EXHIBIT 4(d)
                                                        INDIVIDUAL RETIREMENT
LIBERTY LIFE ASSURANCE                                          ANNUITY (IRA)
COMPANY OF BOSTON                                                 ENDORSEMENT


We have issued this endorsement as part of the Certificate to which it is attached to be effective on the later of the Certificate Issue Date or the following date (if any):

Notwithstanding any provision in the Certificate to the contrary:

(a) The Certificate is intended to be an individual retirement annuity (IRA) plan created for the exclusive benefit of You and Your Beneficiary and qualified under Section 408 of the Internal Revenue Code ("Code"). Your entire interest in the Certificate is nonforfeitable. You and the Annuitant must be the same person. You may not designate a Contingent Annuitant or a Joint Certificate Owner. You may not transfer ownership of the Certificate nor may You pledge, collaterally assign, or otherwise use it as security for a loan.

(b) Except in the case of a rollover or transfer contribution as described in Section 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code, (1) the
payments made to an IRA for any taxable year must be in cash and may not exceed $2,000 or such higher amount as may be permitted under the Code (e.g., for a contribution made in accordance with the terms of a Simplified Employee Pension Plan (SEP) as described in Section 408(k)), and (2) You may not make additional payments beginning with the calendar year in which You attain age 70 1/2. If the Certificate Schedule requires that any minimum payment be over $2,000, the actual payment will generally have to be paid, at least in part, by a rollover or transfer.

(c) You must begin taking distributions no later than April 1 of the calendar year after You attain age 70 1/2 (the required beginning date). You may elect to have the Certificate Value distributed in equal or substantially equal amounts over (1) Your life or the lives of You and Your designated Beneficiary or (2) a period certain not extending beyond Your life expectancy or the joint and last survivor expectancy of You and Your designated Beneficiary. Periodic payments will be made at intervals of no longer than one year and will fluctuate in accordance with the investment results of the underlying Sub-account(s) You have chosen for variable payments but will otherwise be nonincreasing. Unless You elect otherwise by Written Request, You must apply the Adjusted Certificate Value to annuity payments that begin on or before the April 1st date under an annuity payment option that complies with minimum distribution regulations adopted under Section 408(b)(3) of the Code. You may elect that We pay You the Certificate Withdrawal Value on or before the April 1st date or, if offered by Us, that payments begin on or before that date under a partial withdrawal option that complies with the regulations previously referred to. If You elect to meet Your distribution requirements through variable income payments under "Option A: Annuity for a Fixed Number of Years", the following additional requirements apply. If You are under age 59 1/2 on the Income Date, the payment period will be equal to Your life expectancy. If You are 59 1/2 or older on the Income Date, but under age 70 1/2, the payment period will be for the period You have specified, which may not extend beyond Your life expectancy or the joint and last survivor expectancy of You and Your designated Beneficiary. If You are over age 70 1/2 on the Income Date, the payment period will be for the period You have specified, which may not exceed Your remaining life expectancy or the remaining joint and last survivor expectancy of You and Your designated Beneficiary.

(d) All distributions made hereunder shall be made in accordance with the requirements of Section 401(a)(9) of the Code, including the incidental-death-benefit requirements of Section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

(e) In the event of Your death, Your entire interest in the Certificate must be distributed in conformity with regulations adopted under Section 408(b)(3) of the Code, which regulations contain rules similar to the after-death-distribution rules of Section 401(a)(9)(G) of the Code and to the incidental-death-benefit requirements of Section 401(a)(9)(G) of the Code. These regulations provide that IRAs are subject to the distribution rules provided in those Sections and in Regulation 1.401(a)(9)-1 and 1.401(a)(9)-2.

     If You die after distributions have begun, the remaining portion of Your interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to Your death. If You die before distributions have begun, Your entire interest must be distributed within five years of the date of death. Distributions are considered to have begun if payments are made on account of Your reaching Your required beginning date or, if prior to that date, annuity payments begin to You under (c) above.

     If the designated Beneficiary is Your surviving spouse, the surviving spouse may treat the Certificate as his or her own IRA. This election will be deemed to have been made if such surviving spouse fails to elect a distribution acceptable under Regulation 1.401(a)(9). The Certificate's provisions relating to the death of the Annuitant are changed to the extent necessary to conform with the regulations and statutory rules referred to in this paragraph.

(f) Life expectancy and joint and last survivor expectancy will be calculated by use of the return multiples in Tables V and VI of Regulation 1.72-9. If We offer a partial withdrawal option, (1) the life expectancy factor used by us will be based on the joint life expectancy of You and Your designated Beneficiary unless You make a Written Request that it be based on just Your life expectancy, (2) neither Your life expectancy nor the life expectancy of any Beneficiary will be annually recalculated, and (3) instead, the original life expectancy factor will be reduced by 1.0 in each succeeding year. IN THIS EVENT, PAYMENTS MAY NOT CONTINUE FOR YOU AND/OR YOUR BENEFICIARIES LIFE.

(g)  We will send You annually a report concerning the status of the annuity.

(h) In the event of any conflict between the terms of the Certificate and these IRA provisions or any sections of the Code applicable to annuities described in Section 408(b) of the Internal Revenue Code, those IRA provisions or sections will govern. Any distribution options in the Certificate that are inconsistent with Section 401(a)(9) or are inconsistent with other provisions reflecting Section 401(a)(9) as are prescribed by the Commissioner of Internal Revenue, are overridden and that Section or provision reflecting that Section shall govern.



Signed for the Company by:  /s/James J. Klopper
                                 Secretary



END.IRA(8)/NY

                                                      EXHIBIT 4(e)
                                                              CORPORATE/KEOGH
LIBERTY LIFE ASSURANCE                                            401(a) PLAN
COMPANY OF BOSTON                                                 ENDORSEMENT


We have issued this endorsement as part of the Certificate to which it is attached to be effective on the later of the Certificate Issue Date or the following date (if any):

Notwithstanding any provisions in the Certificate to the contrary:

     (a) The Certificate is issued to a trust or custodial account forming part of an employer's pension or profit-sharing plan qualified under Section 401 of the Internal Revenue Code. While the Certificate is in effect, You must continue to maintain the tax-qualified status of the plan. The Certificate does not reflect any plan provisions; it is simply an asset of the plan.

     (b) You may not designate a Contingent Annuitant, a Joint Certificate Owner, or a Beneficiary. You are the Beneficiary. If You do not designate an Annuitant because the initial payment to the Certificate represents the unallocated interests of multiple participants under the plan, then You may apply a partial withdrawal amount either to a non-transferable Annuity Option payable to a participant or to a non-transferable Joint and Survivor Annuity Option payable to a participant and his or her spouse.

     (c) The provisions of Section 401 of the Internal Revenue Code will apply in the event of any conflict with the provisions of this Certificate.



Signed for the Company by:  /s/James J. Klopper
                                 Secretary







END.C/K(8)

                                                      EXHIBIT 4(f)
LIBERTY LIFE ASSURANCE                                            UNISEX
COMPANY OF BOSTON                                                 ENDORSEMENT


We have issued this endorsement as part of the Certificate to which it is attached as of the Issue Date.

The "Misstatement of Age or Sex" and "Basis of Calculation" sections are changed to eliminate all references to the sex of the payee so that no annuity payment will be calculated using the sex of the payee. The reference in the "Basis of Calculation" section to "(sex distinct)" is changed to "weighted 40% male and 60% female".

The "Evidence of Death, Age, Sex or Survival" section is changed to eliminate evidence of sex as a requirement.

Tables 2, 3, 5, and 6 on Pages 21 and 22 are changed to read:


TABLE 2: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION B FOR EACH $1,000 APPLIED

 Age   Payment   Age   Payment   Age   Payment   Age   Payment  Age   Payment

 30     $4.39    43     $4.73    56    $5.43     69     $6.90   82    $9.22
 31      4.40    44      4.77    57     5.51     70      7.06   83     9.38
 32      4.42    45      4.81    58     5.59     71      7.22   84     9.52
 33      4.44    46      4.85    59     5.68     72      7.39   85     9.66
 34      4.46    47      4.89    60     5.78     73      7.57   86     9.79
 35      4.49    48      4.94    61     5.88     74      7.75   87     9.90
 36      4.51    49      4.99    62     5.98     75      7.94   88    10.01
 37      4.54    50      5.04    63     6.09     76      8.12   89    10.10
 38      4.57    51      5.10    64     6.21     77      8.31   90    10.18
 39      4.59    52      5.16    65     6.34     78      8.50   91    10.25
 40      4.63    53      5.22    66     6.47     79      8.69   92    10.31
 41      4.66    54      5.29    67     6.60     80      8.87   93    10.36
 42      4.69    55      5.36    68     6.75     81      9.05   94    10.40
                                                                95    10.43


TABLE 3: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION C FOR EACH $1,000 APPLIED
                             COMBINATION OF AGES

     30   35   40   45   50   55   60   65   70   75   80    85    90   95
30 $4.24$4.27$4.29$4.31$4.33$4.34$4.36$4.37$4.37$4.38$4.38 $4.39 $4.39 $4.39
35       4.30 4.34 4.37 4.40 4.42 4.44 4.46 4.47 4.48 4.48  4.49  4.49  4.49
40            4.39 4.44 4.48 4.52 4.55 4.57 4.59 4.61 4.62  4.63  4.63  4.63
45                 4.50 4.57 4.62 4.68 4.72 4.75 4.78 4.80  4.81  4.82  4.82
50                      4.66 4.75 4.83 4.90 4.95 5.00 5.03  5.05  5.06  5.07
55                           4.87 4.99 5.11 5.20 5.28 5.33  5.37  5.39  5.40
60                                5.17 5.34 5.50 5.63 5.73  5.79  5.83  5.85
65                                     5.60 5.85 6.07 6.24  6.37  6.44  6.49
70                                          6.22 6.58 6.89  7.12  7.28  7.37
75                                               7.13 7.66  8.10  8.41  8.61
80                                                    8.48  9.25  9.86 10.29
85                                                         10.47 11.56 12.42
90                                                               13.27 14.78
95                                                                     17.11


TABLE 5: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION B FOR EACH $1,000 APPLIED

 Age  Payment  Age  Payment  Age  Payment  Age  Payment  Age  Payment

 30   $3.05    43   $3.46    56   $4.24    69   $5.79    82   $8.24
 31    3.07    44    3.50    57    4.32    70    5.96    83    8.41
 32    3.09    45    3.55    58    4.41    71    6.13    84    8.57
 33    3.12    46    3.60    59    4.51    72    6.31    85    8.72
 34    3.15    47    3.65    60    4.61    73    6.50    86    8.85
 35    3.18    48    3.70    61    4.71    74    6.69    87    8.97
 36    3.21    49    3.76    62    4.82    75    6.88    88    9.08
 37    3.24    50    3.82    63    4.94    76    7.08    89    9.18
 38    3.27    51    3.88    64    5.07    77    7.28    90    9.27
 39    3.31    52    3.94    65    5.20    78    7.48    91    9.34
 40    3.34    53    4.01    66    5.34    79    7.68    92    9.40
 41    3.38    54    4.08    67    5.48    80    7.87    93    9.46
 42    3.42    55    4.16    68    5.63    81    8.06    94    9.50
                                                         95    9.53


TABLE 6: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION C FOR EACH $1,000 APPLIED

                             COMBINATION OF AGES

     30   35   40   45   50   55   60   65   70   75   80   85    90   95

30 $2.88$2.92$2.95$2.98$3.00$3.01$3.02$3.03$3.04$3.04$3.04$3.05 $3.05 $3.05
35       2.97 3.02 3.06 3.09 3.12 3.14 3.15 3.16 3.17 3.17 3.18  3.18  3.18
40            3.09 3.15 3.20 3.24 3.27 3.30 3.32 3.33 3.34 3.34  3.34  3.35
45                 3.24 3.31 3.38 3.44 3.48 3.51 3.53 3.54 3.55  3.56  3.56
50                      3.43 3.53 3.62 3.69 3.74 3.78 3.80 3.82  3.83  3.83
55                           3.68 3.81 3.93 4.02 4.09 4.13 4.16  4.18  4.19
60                                4.01 4.19 4.35 4.47 4.56 4.61  4.65  4.66
65                                     4.47 4.73 4.94 5.11 5.21  5.28  5.32
70                                          5.11 5.48 5.78 6.00  6.13  6.21
75                                               6.04 6.57 6.99  7.28  7.46
80                                                    7.40 8.16  8.75  9.15
85                                                         9.38 10.46 11.29
90                                                              12.18 13.68
95                                                                    16.02




Signed for the Company by:  /s/James J. Klopper
                                 Secretary















END.A(138)

                                                      EXHIBIT 5(a)
APPLICATION FOR LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
GROUP VARIABLE ANNUITY CONTRACT

Please send application to:        Liberty Life Assurance Company of Boston
                                   125 High Street
                                   Boston, MA 02110

1.   Contract Owner:
                                                       (Name)


    (Street)            (City)              (State)             (Zip)

    (Telephone)                        (Name of Person to Contact)

2.  Nature of Group:

3.  Number of Participants in Group:

4.  Special Requests:

*******************************************************************************
Signed At:
         (City, State)            (Signature of Contract Owner)

                             By:

    (Date)                             (Name)

                                       (Title)

*******************************************************************************
AGENT'S REPORT

Agent's Name:                                Agency Phone:
         (Print Exact Name on License)
Agency Name:
                                                 (Signature of Agent)
Agency Address:

[   ]  [   ]  [   ]  [   ]  [   ]  -  [   ]  [   ]  [   ]  [   ]  [   ]

(Home Office Use Only)

AP/DVA-1996(NY)                         Liberty Contract #

                                                      EXHIBIT 5(b)
APPLICATION FOR A GROUP VARIABLE ANNUITY CERTIFICATE
Mail to: Liberty Life Assurance Company of Boston, 125 High Street, Boston, MA 02110-2712

ANNUITANT  1                                                            First
Middle    Last           Phone( )

Street  Address          City State     Zip

Social Sec. No:     [ ] [ ] [ ] - [ ] [ ] -[ ] [ ] [ ] [ ]    Sex: [ ] M  [ ]
F         Birthdate:
Month          /          Day           /          Year

PRIMARY CERTIFICATE OWNER     2
(Only if different from annuitant)

First          Middle     Last

Street  Address          City State     Zip
     Relationship to Annuitant               Phone( )

[ ] Social Sec. No.    [ ] Taxpayer I.D. No.  [ ] [ ] [ ] - [ ] [ ] - [ ] [ ]
[ ] [ ]   Birthdate:     Month     /    Day  /    Year

BENEFICIARY(IES)    3
(Person(s) you want to "own" the annuity if the primary owner and any joint owner are both dead)
Name                        Birthdate   Relationship to Annuitant

Street Address   City  State  Zip

Name                          Birthdate      Relationship to Annuitant

Street Address   City  State  Zip

JOINT CERTIFICATE OWNER  4
(Optional) (Signature is required on reverse)
First     Middle    Last           Birthdate

Street Address   City  State  Zip

Social Sec. No:     [ ] [ ] [ ] - [ ] [ ] - [ ] [ ] [ ] [ ]       Phone No: (
)
CONTINGENT BENEFICIARY (Optional)  5

Name                        Birthdate   Relationship to Annuitant

Street  Address   City  State Zip

PURCHASE AMOUNT     6
($5,000 minimum and make check payable to Liberty Life Assurance Company of Boston; subsequent purchases must be at least $1,000)
$                          [ ]   Check is attached.       [ ]   Funds will be
sent later.

ALLOCATION     7
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________
____ %         ________________________

Each amount must be at least 10% and a whole number. Amounts must total 100%. Percentages will also be used to allocate subsequent purchase amounts.

TELEPHONE INSTRUCTIONS (Optional)  8
[  ]    Check  box if certificate owner(s) want the ability to make transfers and purchase amount allocation changes by telephone. Insert the name of any other person also authorized to do the same:

(It is agreed this designation is subject to the power of attorney provisions in the prospectus). It is agreed that telephone instructions will be subject to the conditions and procedures in the prospectus.

AP/DVA-CER-1996(NY)   Liberty Group Contract No.         Liberty  Certificate
No.

-OVER-


TYPE OF PLAN   9
[ ]  Non-Qualified          [ ]  Qualified

QUALIFIED PLANS ONLY     10
Complete For All Plans:
This money should be set up as a:
Type:
[ ]  IRA            [ ]  _____________       [ ]  _____________
[ ]  Custodial IRA     [ ]  _____________             [ ]  _____________
[ ]   _____________                                         _____________

Complete If Applicable:
This money comes from a:
[ ] Trustee Transfer  or   [ ]  Direct Rollover  or  [ ] Rollover from a:
[ ] IRA     [ ] SEP IRA  [ ] Keogh [ ] 401(a)     [ ] TSA

Complete For IRAs Only:
This money represents:  Regular contributions of $
for Tax Year 19         and $               for Tax Year 19        ;
Transfer $               Direct Rollover $               Rollover $

REPLACEMENT    11
Will  the  certificate applied for replace any existing annuity or  insurance policy?
[  ]  Yes     [  ] No   If yes, list insurance company, policy #, and  attach
transfer or exchange forms.

SPECIAL REQUESTS    12
[ ] Check box if owner wants the statement of additional information referred to in the prospectus.
Other:

AGREEMENT 13
It is agreed that all statements and answers given above are true and complete to the best of my knowledge and this application shall become part of the annuity certificate issued by the Company. I understand that annuity payments and surrender values, when based upon the investment experience of a separate account, are variable and are not guaranteed as to fixed dollar
amount.   Receipt  of  a  current  variable  annuity  prospectus  is   hereby
acknowledged.

SIGNED AT 14
City           State (REQUIRED)    Date
Signature of Annuitant (REQUIRED)
Signature of Certificate Owner (if other than Annuitant) (Any representative capacity, such as trustee, must include the full legal designation.) Signature of Joint Certificate Owner (if any)


AGENT'S REPORT 15
Do you have any reason to believe that the certificate applied for may replace an existing annuity or insurance policy?
[  ]  Yes     [ ] No   If yes, list carrier, policy #, whether 1035 exchange,
and attach State Replacement Form if applicable.
Agent's Legal Name (Printed)
Business Address    Street    City      State     Zip
Agent's Bus.  Phone ( )
Agent's Social Sec. No.  [ ] [ ] [ ] - [ ] [ ] - [ ] [ ] [ ] [ ]
Agency Name
Signature of Agent

(AGENCY/AGENT NO.) [ ] [ ] [ ] [ ] [ ] - [ ] [ ] [ ] [ ] [ ]

508.6/96(NY)






                                                      EXHIBIT 6(b)
                                  ARTICLE I
                          Home Office - Purposes -
                             Seal - Definitions

     SECTION 1. The principal place of business or home office of the company shall be in the City of Boston, Massachusetts, or at such other location as may be designated.

     SECTION 2. The purposes of the company shall be to transact such kinds of business as now are or hereafter may be permitted it by its certificate of incorporation and by law.

     SECTION 3. The seal of the company shall bear the name of the company and the words and figures, OIncorporated 1963, Massachusetts.O

     SECTION 4. OPolicyO shall mean any contract of insurance, annuity contract, pure endowment contract, any binder, and any renewal certificate issued by the company in the course of business and not terminated.

                                 ARTICLE II
                          Meetings of Stockholders

     SECTION 1. The annual meeting of the stockholders of the company shall be held at the place, on the date and at the hour designated by vote of the board, provided that the place shall be in the Commonwealth of Massachusetts and the date shall be within six months after the end of the fiscal year of the company.

     SECTION 2. Special meetings of the stockholders shall be held at such times and for such purposes as may be specified in the notice of such meetings, and shall be called by the secretary or, in the event of his absence or inability to act, by such officer as the board or the president shall appoint, whenever requested in writing so to do by the chairman, by the president, by a majority of the board, by a majority of the executive committee, or by the holders of at least ten percent in interest of all stock issued and outstanding and entitled to vote at the meeting.

     SECTION 3. A written notice of the place, date and hour of all meetings of stockholders stating the purposes of the meeting shall be given by the secretary or an assistant secretary at least seven days before the meeting to each stockholder entitled to vote at the meeting by leaving such notice with him or at his residence or usual place of business, or by mailing it, postage prepaid, and addressed to such stockholder at his address as it appears in the records of the company.

     SECTION 4. Each stockholder may vote at any meeting of the stockholders either in person or by proxy filed with the secretary at or before such meeting. Each stockholder shall be entitled to one vote for each share of stock standing registered in his name on the records of the company.

     SECTION 5. The holders of a majority in interest of all stock issued and outstanding and entitled to vote, when present in person or represented by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders.

     SECTION 6. Any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting if all stockholders entitled to vote on the matter consent to the action in writing and the written consents are filed with the records of the meetings of stockholders. Such consents shall be treated for all purposes as a vote at a meeting.

                                 ARTICLE III

     SECTION 1. The board shall consist of not less than seven nor more than fifteen members as determined from time to time by vote of a majority of the whole board or by vote of the stockholders. The directors elected at each annual meeting shall hold office until the next annual meeting of the stockholders shall have elected directors and such directors shall have qualified.

     SECTION 2. Each director shall comply with such qualification conditions as may be required by law or by the board.

     SECTION 3. The board shall manage and control the business and affairs of the company. The board may in its discretion classify policyholders into groups on such basis and in such manner as may be permitted by law. At all meetings of the board a majority of directors then in office shall constitute a quorum for the transaction of business. The board may create and fill additional offices and may fill any vacancy in office that may occur. Any vacancy in the board may be filled by a majority of the remaining directors.

     SECTION 4. The board of directors may by vote establish a system of compensation, including allowances for expenses, of directors for their services. Directors shall not be precluded from serving the company in any other capacity and receiving compensation therefor.

     SECTION 5. On the day of and after the adjournment of each annual meeting of the stockholders, the board shall, if a quorum be then present, without further notice, hold a meeting at which it shall elect by ballot a president, who shall be a director, one or more vice presidents, a secretary, a treasurer, who may also be the president or secretary, and a comptroller. It may also elect a chairman, one or more assistant secretaries, and one or more assistant treasurers. If a quorum shall not then be present, such officers shall be elected at the first meeting of the board at which a quorum is present. The board may at any time remove any officer so elected.

     SECTION 6. The board may create, and at any time change the membership of or terminate, the committees specified in Article IV, and may delegate powers to such committees as provided in said Article IV.

     SECTION 7. Any action required or permitted to be taken at any meeting of the board may be taken without a meeting if all the directors consent to the action in writing and the written consents are filed with the records of the meetings of the board. Such consents shall be treated for all purposes as a vote at a meeting.

                                 ARTICLE IV

     SECTION 1. The board by vote may elect three or more directors, one of whom shall be the chairman, if any, and one the president, to constitute an executive committee of the board. By vote the board may delegate to such executive committee any or all of the powers granted to the board by law and by these by-laws and not specifically delegated to any other committee or reserved to the board by law. The executive committee shall report all of its actions to the board of directors.

     SECTION 2. The board by vote may elect three or more directors, one of whom shall be the chairman, if any, and one the president, to constitute an investment committee. By vote the board may delegate to such committee any or all of the powers granted to the board by law or by these by-laws with respect to the making, management and disposition of investments.

     SECTION 3. The board by vote may elect or authorize the chief executive officer to appoint three or more directors, one of whom shall be the chief executive officer or such person as he shall designate to represent him, to constitute a committee for any legal purpose. By vote the board may delegate to such committee limited authority to exercise in behalf of the board powers of the board with respect to the duties of such committee. At all meetings of such committee, a majority of the committee members shall constitute a quorum for the transaction of business.

                                  ARTICLE V

     SECTION 1. Each officer elected by the board shall, unless removed, hold office for one year or until his successor is elected and qualified.

     SECTION 2. If a chairman of the board is elected, the board shall designate either the chairman, or the president to be the chief executive officer of the company. If a chairman is not elected or in the absence of the chairman or his inability to act, the president shall be the chief executive officer. The chief executive officer shall have general charge and oversight of the business and affairs of the company and shall enforce and execute the orders and instructions of the board.

     SECTION 3. The chairman of the board, if such officer has been elected, shall preside at all meetings of the company and of the board and shall perform such other duties as may be imposed upon him by law, by these by-laws, and by the board.

     SECTION 4. Except when the chairman has been so designated, the president shall be the chief executive officer of the company. In the absence or inability to act of the chairman, the president shall preside at all meetings of the stockholders and of the board. The president shall also perform such duties as may be imposed upon him by law, by these by-laws, by the board or by the chairman if the chairman is the chief executive officer of the company.

     SECTION 5. The board or the chief executive officer may designate any vice-president to exercise the powers and discharge the duties of the chief executive officer during the absence or inability to act of both the chairman and the president. A vice-president not specifically designated as aforesaid shall have such powers and discharge such duties as may be from time to time conferred or imposed upon him by the board, the chairman or the president.
In the absence of the chairman and of the president from any meeting of the stockholders or of the board, a vice-president shall preside. The board or the president may, for and at such times as it or they deem proper, authorize by written appointment one or more vice-presidents to sign policies.

     SECTION 6. The secretary shall give such notice as is required by law and by these by-laws of all meetings of the stockholders, the board, and the executive committee. He shall keep such books and records as the board or the chief executive officer may require. He shall execute all instruments coming within the jurisdiction of his office. He shall perform such duties as are or may be required of him by law, by these by-laws, by the board, or by the chief executive officer. He shall have custody of the corporate seal and shall furnish copies thereof to such officers and attorneys-in-fact as shall be authorized to impress the same. During the absence of the secretary or his inability to act, an assistant secretary, authorized in writing by the chief executive officer shall exercise the powers and duties of the secretary.

     SECTION 7. The treasurer shall exercise such powers and duties with respect to the safekeeping of monies, funds, and securities of the company, the signing endorsing, and acceptance of checks, notes, and drafts in behalf of the company, and its accounts and records in connection therewith as may from time to time be prescribed by law, by these by-laws, by the chief executive officer, or by the board. His books of account and records shall at all reasonable times be open to the inspection of any director. He shall furnish to the stockholders at the annual meeting, and to the board, whenever requested by them, such statements and abstracts of the same as are necessary to a full exhibition of the financial condition of the company. During the absence of the treasurer or his inability to act, an assistant treasurer, authorized in writing by the chief executive officer, shall exercise all powers and duties of the treasurer.

     SECTION 8. The comptroller shall exercise such powers and duties as may from time to time be prescribed by law, by these by-laws, by the chief executive officer or by the board. In the absence of the comptroller, his duties shall be performed by another officer designated by the chief executive officer.

     SECTION 9. The chairman or the president may appoint such subordinate officials and representatives as he may deem necessary and may at any time remove any official or representative so appointed. The officer exercising the appointive power shall determine the duties and the powers of such officials and representatives.

     SECTION 10. The secretary, the treasurer, the comptroller, the assistant secretaries and the assistant treasurers shall furnish such bond as may be required by law or by the board. In addition each officer of the company shall comply with such other qualification conditions as may be required by law or by the board.

                                 ARTICLE VI

     Regular meetings of the board shall be held at such times and places as the board may from time to time determine. Special meetings of the board shall be called by the secretary whenever the chairman, the president, or not less than a majority of directors then in office shall so request. No notice of the regular meetings of the board shall be necessary. Reasonable notice shall be given of special meetings of the board. The action of a majority of the board at any meeting of the board shall be valid notwithstanding any defect in the notice of such meeting, and every director shall for all purposes be deemed to have been duly notified of a meeting if he shall be present at such meeting or shall in writing waive notice thereof either before or after such meeting.

                                 ARTICLE VII

     Regular meetings of the executive committee, if such a committee has been constituted, and of the investment committee shall be held at such times and places as the respective committee may determine. Special meetings shall be called by the secretary whenever the president or a majority of the members of the committee shall so request. No notice of the regular meetings shall be necessary. Reasonable notice shall be given of special meetings, but the action of a majority at any meeting of the board shall be valid, notwithstanding any defect in the notice of such meeting. A director shall be deemed to have been notified of a meeting if he shall be present at such meeting or shall in writing waive notice thereof either before or after such meeting. At all meetings of the executive committee or the investment committee a majority of the committee members shall constitute a quorum for the transaction of business.

                                ARTICLE VIII

     Meetings of the board of directors or of any committee of the board may be held by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time.

                                 ARTICLE IX

     SECTION 1. Any member of the board, or any officer elected by the board, may resign by giving written notice to the secretary. Any appointed official may resign by giving written notice to the officer having the appointive power. Any member of a committee of the board may resign from the committee by giving written notice to the secretary.

     SECTION 2. The person chosen to fill a vacancy shall hold office for the unexpired term of his predecessor.

     SECTION 3. In the event of vacancy in the board or in any committee, the remaining directors or members of such committee may act notwithstanding such vacancy.

     SECTION 4. In the event of the temporary absence or inability to act of any member of a committee of the board, the board, or the executive committee if so authorized by the board, may appoint a member of the board to act in his stead during his absence.

                                  ARTICLE X

     SECTION 1. Each stockholder shall be entitled to receive a certificate which shall be signed by the chairman, the president or a vice-president and by the treasurer or an assistant treasurer and impressed with the seal of the company, which shall certify the number of shares represented by such certificate. Such certificate shall be in such form as the board of directors shall from time to time adopt.

     SECTION 2. A new certificate of stock may be issued in place of one which is claimed to have been lost, destroyed, or mutilated, upon proof of such claim satisfactory to the company, and, if the company shall so require, upon the furnishing of an indemnity bond of a corporate surety acceptable to the company in such penalty and form as the company shall require.

     SECTION 3. Certificates of stock may be transferred only by assignment endorsed thereon, or by means of an instrument or assignment attached thereto, executed by the stockholder named therein or by his attorney-in fact duly authorized thereunto in writing. Transfers shall be made on the books of the company upon surrender of the certificate properly assigned; and upon such surrender a new certificate shall be issued in lieu thereof to the assignee.

     SECTION 4. The board may order the transfer books of the company closed and no transfers permitted to be made therein for a period of not more than thirty days before any annual or special meeting, or for a like period before the payment of any dividend to stockholders.

                                 ARTICLE XI

     SECTION 1. The company may issue participating or non-participating policies or both participating and non-participating polices.

     SECTION 2. The board shall from time to time, as required or permitted by law, determine the divisible surplus of the company and the share of such divisible surplus to be apportioned to participating policies of life and endowment insurance.

     SECTION 3. If, in the opinion of the board, the experience and condition of the company warrant a dividend or refund of premium with respect to participating policies other than life or endowment insurance, such dividend or refund may be voted with respect to such classifications and at such rate or rates, in such amount or amounts, and subject to such conditions as may at any time be determined by the board. To the extent that the board may deem proper, such dividend or refund may be paid on account of such policies canceled during the period for which such dividend or refund is made.

                                 ARTICLE XII

     The board of directors may declare dividends to stockholders from the surplus of the company at such times as the board may determine.

                                ARTICLE XIII

     The fiscal year of the company shall coincide with the calendar year.

                                 ARTICLE XIV

     SECTION 1. All policies entered into by the company shall be signed by, or bear the facsimile signatures of, the president or a vice-president and the secretary or an assistant secretary.

     SECTION 2. All policies bearing facsimile signatures shall be countersigned, if required by law or decision of the company, by a duly empowered representative of the company. The president or the secretary shall appoint and empower representatives of the company to countersign such policies.

     SECTION 3. The president or the secretary, subject to such limitations as the board may prescribe, shall execute such powers of attorney as are necessary to make effective the insurance policies of the company.

     SECTION 4. All riders and endorsements which do not form a part of a policy at the time such policy is issued shall bear the name of the company and, if required by law or by decision of the company, shall be signed or, if such riders or endorsements bear the facsimile signature of an officer of the company, countersigned, if required by law or by decision of the company, by a duly empowered representative of the company. A facsimile of the signature or countersignature of such duly empowered representative shall have the same validity as his written signature or countersignature.

                                 ARTICLE XV

     The company shall, except as hereinafter provided, indemnify and reimburse each director, former director, officer and former officer, and his heirs and legal representatives, for and against all loss, liability and expense, whether heretofore or hereafter imposed upon or incurred by him in connection with any pending or future action, suit, proceeding or claim in which he may be involved, or with which he may be threatened, by reason of any alleged act or omission as a director or an officer of the company. Such loss, liability and expense shall include, but not be limited to, judgments, court costs, attorneysO fees and the cost of reasonable settlements. Such indemnification and reimbursement shall not cover (a) judgments, expenses or liabilities, rendered, imposed or incurred in connection with any item or matter as to which such director or officer shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the company; or (b) loss, liability or expense imposed or incurred in connection with any item or matter which shall be settled without final adjudication unless such settlement shall have been approved as in the best interests of the company (1) by vote of the board at a meeting in which no director participates against whom as such director any suit or proceeding on the same or similar grounds is then pending or threatened or (2) by vote of the stockholders. The foregoing rights of indemnification and reimbursement shall be in addition to any rights to which any director, former director, officer or former officer, and the heirs and legal representatives of each, may otherwise be entitled as a matter of law.

                                 ARTICLE XVI

     The board may, subject to the restrictions imposed by law and to such rules that it may adopt, make such contributions of money, securities or other things of value as it determines to be reasonable for public welfare or for charitable, scientific, or educational purposes.


                                ARTICLE XVII

     These by-laws are adopted by the directors as emergency by-laws pursuant to Section 180N of Chapter 175 of the General Laws and shall, subject to the provisions of this Article, apply to the operation of the company during a national emergency. During any such emergency three directors shall constitute a quorum for the transaction of business at all meetings of the board, any vacancy in the board may be filled by a majority of the remaining directors, though less than a quorum or though a sole remaining director; if there are no surviving directors but at least three vice-presidents of Liberty Mutual Insurance Company survive, the three vice-presidents of Liberty Mutual Insurance Company with the longest term of service shall be the directors and shall possess all of the powers of the previous board of directors and such powers as are granted herein or by subsequently enacted legislation. By majority vote, such emergency board of directors may elect other directors.

     Notwithstanding any other provision of these by-laws, the board may, at any time, adopt a resolution in accordance with authority now or hereafter vested in it under which, to the extent and upon the terms stated therein, corporate powers may be exercised during the existence of emergency conditions.

                                 ARTICLE XXI

     These by-laws may be amended, altered, or repealed, in whole or in part, and new by-laws may be adopted by a majority vote, at any annual or special meeting of the stockholders, provided notice of the substance or character of the proposed change shall have been given in the notice of such meeting.



                                                      EXHIBIT 8
                                   FORM OF

                           PARTICIPATION AGREEMENT

                                    AMONG

                                [mutual fund]

                                [distributor]

                            [investment adviser]

                                     AND

                  LIBERTY LIFE ASSURANCE COMPANY OF BOSTON


      This Agreement, made and entered into this day of , 19[ ] by and among Liberty Life Assurance Company of Boston, a Massachusetts corporation, (referred to as the "Company"), each on its own behalf and on behalf of its Separate Account, which is a segregated asset account of the
Company; [mutual fund] (the "Fund"), a [       ] organized under the laws  of
the   State  of  [        ];  [distributor]  ("Distributor"),  a  [         ]
corporation; and [investment adviser] ("Adviser"), a [] corporation.

      WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance policies and variable annuity contracts ("Variable Insurance Products") to be offered by insurance companies which have entered into participation agreements with the Fund and Distributor substantially identical to this Agreement (hereinafter "Participating Insurance Companies"); and

      WHEREAS, the beneficial interest in the Fund is divided into several series of shares (such series being hereinafter referred to individually as a "Portfolio" or collectively as the "Portfolios") as shown on Schedule A attached hereto; and

      WHEREAS, the Fund currently intends to apply for an order from the Securities and Exchange Commission ("SEC"), granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended (hereinafter the "1940 Act") and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity separate and variable life insurance accounts of both affiliated and unaffiliated life insurance companies (hereinafter the "Shared Funding Exemptive Order"); and

      WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and

      WHEREAS, [investment adviser] (the "Adviser") is duly registered as an investment adviser under the federal Investment Advisers Act of 1940 and any applicable state securities law; and

      WHEREAS, the Company has registered or will register certain Variable Insurance Products under the 1933 Act; and

      WHEREAS, the Company has established duly organized, a validly existing segregated asset account as shown on Schedule B attached hereto (the "Separate Account") established by resolution of the Boards of Directors of the Company, and divided such Separate Account into subaccounts to set aside and invest assets attributable to aforesaid variable annuity contracts; and

      WHEREAS, the Company has registered or will register the certain Separate Account as a unit investment trust under the 1940 Act; and

       WHEREAS, Distributor is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended, (hereinafter the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc. (hereinafter "NASD"); and

      WHEREAS,  [           ] (["     "]) the underwriter for the  individual
variable annuity and the variable life policies, is registered as a broker-dealer with the SEC under the 1934 Act and is a member in good standing of the NASD; and

      WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios on behalf of the Separate Account to fund certain Variable Insurance Products. Distributor is authorized to sell such shares to unit investment trusts such as the Separate Account at net asset value, and acts as distributor of the Portfolio shares.

      NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund and the Distributor agree as follows:

ARTICLE I.  Sale of Fund Shares

      1.1 Distributor shall sell to the Company those shares of the Fund which the Separate Account orders, executing such orders on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the order for shares of the Fund. For purposes of this Section 1.1, the Company shall be the designee of the Fund for receipt of such orders from the Separate Account and receipt by such designee shall constitute receipt by the Fund provided that each Company receives the order by [4:00 p.m. New York] time and the Fund receives notice from the Company, as the Company and Fund may agree, by [9:00 a.m. New York] time on the next Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for regular trading and on which the Fund calculates its net asset value pursuant to the rules of the SEC.

     1.2 The Fund agrees subject to the terms of this Agreement, to make its shares available indefinitely for purchase at the applicable net asset value per share by the Companies and their Separate Accounts on those days on which the Fund calculates its net asset value pursuant to rules of the SEC and the Fund shall use reasonable efforts to calculate such net asset value on each day on which the New York Stock Exchange is open for trading. Notwithstanding the foregoing, the Board of Trustees of the Fund (hereinafter the "Board") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.

      1.3 The Fund agrees that shares of the Fund will be sold only to Participating Insurance Companies and their separate accounts which have agreed to participate in the Fund to fund their Separate Accounts and/or certain qualified plans, all in accordance with the requirements of Section 817(h) of the Internal Revenue Code of 1986, as amended (hereinafter "Code") and Treasury Regulation 1.817-5. No shares of any Portfolio will be sold to the general public.

     1.4 The Fund and Distributor will not sell Fund shares to any insurance company or separate account unless an agreement containing substantially similar provisions as Articles I, III, V, VI and Sections 2.5 of Article II of this Agreement is in effect to govern such sales.

      1.5 The Fund will redeem for cash, on the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt by the Fund or its designee of redemption requests. For purposes of this Section 1.5, the Company shall be the designee of the Fund for receipt of requests for redemption from the Separate Account, and receipt by such designee should constitute receipt by the Fund; provided that the Company receives the request for redemption by [4:00 p.m. New York] time, and the Fund receives notice from the Company, as the Company and Fund may agree, by [9:00 a.m. New York] time on the next Business Day.

     Subject to the applicable rules and regulations, if any, of the SEC, the Fund may pay the redemption price for shares of any Portfolio in whole or in part by a distribution in kind of securities from the Portfolio of the Fund allocated to such Portfolio in lieu of money, valuing such securities at their value employed for determining net asset value governing such redemption price, and selecting such securities in a manner the Board may determine in good faith to be fair and equitable.

      1.6 The Fund may suspend the redemption of any full or fractional shares of the Fund (1) for any period (a) during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or (b) during which trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which (a) disposal by the Fund of securities owned by it is not reasonably practicable or (b) it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (3) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

      1.7 The Company will purchase and redeem the shares of each Portfolio offered by the then current prospectus of the Fund in accordance with the provisions of such prospectus and statement of additional information ("SAI") (collectively referred to as "Prospectus," unless otherwise provided). The Company agrees that all net amounts available under the Variable Insurance Products with the form number(s) that are listed on Schedule B attached hereto and incorporated herein by this reference, as such Schedule B may be amended from time to time hereafter by mutual written agreement of all the parties hereto (the "Contracts"), shall be invested in the Fund, in such other Funds advised by Stein, Roe & Farnham Incorporated or the Adviser as may be mutually agreed to in writing by the parties hereto, or in the Company's general accounts, or in such other funds as the parties hereto agree in writing.

      1.8 The Company shall pay for Fund shares on the same Business Day as an order to purchase Fund shares is made in accordance with the provisions of
Section 1.1 hereof. Payment shall be in federal funds transmitted by wire, or may otherwise be provided by separate agreement. For purpose of Section
2.10 and 2.11, upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Fund.

      1.9 Issuance and transfer of the Funds' shares will be by book entry only. Stock certificates will not be issued to the Company or the Separate Account. Shares ordered from the Fund will be recorded in an appropriate title for the Separate Account or the appropriate subaccount of the Separate Account.

      1.10 The Fund shall furnish same day notice (by wire or telephone, followed by written confirmation) to the Company of any income dividends or capital gain distributions payable on the shares of any Portfolio. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on the Portfolio shares in additional shares of that Portfolio. The Company reserves the right to revoke this election and to receive all such income, dividends and capital gain distributions in cash. The Fund shall notify the Company of the number of shares so issued as payment of such income, dividends and capital gains distributions.

      1.11 The Fund shall make the net asset value per share for each Series available to the Company on a daily basis as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by [7 p.m., New York] time.


ARTICLE II. Representations and Warranties

      2.1 The Company represents and warrants that the Contracts are or will be registered under the 1933 Act to the extent required by the 1933 Act; that the Contracts will be issued and distributed in compliance in all material respects with all applicable federal and state laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that prior to any issuance or sale of any Contract it has legally and validly established the Separate Account as a segregated asset account under the applicable state insurance laws and has registered or, prior to any issuance or sale of the Contracts, will register the Separate Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts.

      2.2 The Company represents and warrants that [ ], the underwriter for the individual variable annuity and the variable life policies, is a member in good standing of the NASD and is a registered broker-dealer with the SEC. The Company represents and warrants that the Company and [ ]
will issue and distribute such policies in accordance in all material respects with all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

      2.3 The Fund represents and warrants that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for
issuance and sold in compliance with the laws of the State of [        ]  and
all applicable federal and any state securities laws and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund or Distributor.

      2.4 The Fund represents that it intends to qualify as a Regulated Investment Company under Subchapter M of the Code and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future. The Fund represents and warrants that each Portfolio will comply with the diversification requirements set forth in Section 817(h) of the Code, and the rules and regulations thereunder, including without limitation Treasury Regulation 1.817-5, and will notify the Company immediately upon having a reasonable basis for believing any Fund has ceased to comply or might not so comply and will immediately take all reasonable steps to adequately diversify the Fund to achieve compliance within the grace period afforded by Regulation 1.817-5. The Fund acknowledges that any failure to qualify as a Regulated Investment Company will eliminate the ability of the subaccounts to avail themselves of the "look through" provisions of section 817(h) of the Code, and that as a result the Contracts will almost certainly fail to qualify as annuity contracts under section 817(h) of the Code.

      2.5 The Company represents that the Contracts are currently treated as endowment or annuity contracts under applicable provisions of the Code and that it will make every effort to maintain such treatment and that it will notify the Fund and Distributor immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

      2.6 The Fund makes no representation as to whether any aspect of its operations (including, but not limited to, fees and expenses and investment policies) complies with the insurance laws or regulations of the various states except that the Fund represents that it is currently in compliance and shall at all times remain in compliance with the applicable insurance laws of the domiciliary states of the Participating Insurance Companies to the extent that the Participating Insurance Companies advise the Fund, in writing, of such laws or any changes in such laws.

      2.7 Distributor represents and warrants that it is a member in good standing of the NASD and is registered as a broker-dealer with the SEC. Distributor further represents that it will sell and distribute the Fund's shares in accordance with applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

      2.8 The Fund represents that it is lawfully organized and validly existing under the laws of the State of [ ] and that it does and will comply in all material respects with the 1940 Act.

      2.9 The Fund represents and warrants that the Adviser is and shall remain duly registered under all applicable federal and state securities laws and that the Adviser shall perform its obligations for the Fund in compliance
in  all material respects with the applicable laws of the State of [        ]
and any applicable state and federal securities laws.

      2.10 The Fund represents and warrants that all of its Trustees, officers, employees, investment advisers, and other individuals/entities dealing with the money and/or to securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage in an amount not less than the minimal coverage as required currently by Rule 17g-(1) of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

      2.11 The Company represents and warrants that all of their directors, officers, employees, investment advisers, and other individuals/entities dealing with the money and/or securities of the Fund are covered by a blanket fidelity bond or similar coverage for the benefit of the Fund, in an amount not less than ten million dollars ($10,000,000) with no deductible amount. The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable fidelity insurance company. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund and Distributor in the event such coverage no longer applies.

ARTICLE III.  Prospectus and Proxy Statements; Voting

      3.1 The Fund and the Adviser shall provide the Company with as many copies of the Fund's current prospectus and Statement of Additional Information as the Company may reasonably request in connection with delivery of the prospectus to shareholders and purchasers of Variable Insurance Products. If requested by Company in lieu thereof, the Fund or the Adviser shall provide such documentation (including a "camera ready" copy of the new prospectus as set in type or, at the request of Company, as a diskette in the form sent to the financial printer) and other assistance as is reasonably necessary in order for the parties hereto once a year (or more frequently if the prospectus for the shares is supplemented or amended) to have the prospectus for the Variable Insurance Products and the prospectus for the Fund shares printed together in one document. The expenses of such printing will be apportioned between the Company and the Fund as the parties agree to in writing. In the event that the Company requests that the Fund or the Adviser provide the Fund's prospectus in a "camera ready" or diskette format, the Fund shall be responsible for providing the prospectus in the format in which it is accustomed to formatting prospectuses and shall bear the expense of providing the prospectus in such format (e.g. typesetting expenses) and the Company shall bear the expense of adjusting or changing the format to conform with any of its prospectus.

      3.2 The Fund's prospectus shall state that the Statement of Additional Information for the Fund is available from Distributor and the Company, and at its expense, shall provide final copy of such Statement of Additional Information to Distributor for duplication and provision to any Owner of a Variable Insurance Product or prospective owner who requests it.

      3.3 The Fund, at its expense, shall provide the Company with copies of its proxy materials, reports to shareholders and other communications (except for prospectus and Statements of Additional Information, which are covered in
Section 3.1) to shareholders in such quantity as the Company shall reasonably require for distribution to Owners.

     3.4  If and to the extent required by law the Company shall:

          (i)  solicit voting instructions from Owners;

               (ii) vote the Fund shares in accordance with instructions received from Owners; and

              (iii) vote Fund shares for which no instructions have been received in a particular Separate Account in the same proportion as Fund shares of such Portfolio for which instructions have been received in that Separate Account, so long and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. The Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law. Participating Insurance Companies shall be responsible for assuring that each of their Separate Accounts participating in the Fund calculates voting privileges in a manner consistent with the standards to be provided in writing to the Participating Insurance Companies.

     3.5 The Fund shall comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings or comply with Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Section 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC's interpretation of the requirements of
Section 16(a) with respect to periodic elections of trustees and with whatever rules the Commission may promulgate with respect thereto.

ARTICLE IV.  Sales Material and Information

      4.1 The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, the form of each piece of sales literature or other promotional material in which the Fund or its investment adviser is named, at least ten (10) Business Days prior to its use. No such material shall be used if the Fund or its designee reasonably objects to such use within five (5) Business Days after receipt of its material.

       4.2 The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of Variable Insurance Products other than the information or representations contained in the registration statement or Prospectus for the Fund shares, as such registration statement and Prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee, except with the permission of the Fund or its designee.

      4.3 The Fund or its designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company and/or its Separate Account(s), are named at least ten (10) Business Days prior to its use. No such material shall be used if the Company or its designee reasonably objects to such use within five (5) Business Days after receipt of such material.

     4.4 The Fund shall not give any information or make any representations or statements on behalf of the Company or concerning the Company, each Separate Account, or the Variable Insurance Products other than the information or representations contained in or accurately derived from a registration statement or prospectus for such Variable Insurance Products, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports for such Separate Account which are in the public domain or approved by the Company for distribution to Owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

     4.5 The Fund shall provide to the Company at least one complete copy of all registration statements, prospectuses, Statements of Additional Information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

     4.6 The Company shall provide to the Fund at least one complete copy of all registration statements, prospectuses, Statements of Additional Information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Variable Insurance Products or any Separate Account, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

      4.7 For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, Statements of Additional Information, shareholder reports, and proxy materials and any other material constituting sales literature or advertising under the 1933 Act, the 1940 Act or NASD rules.

ARTICLE V.     Fees and Expenses

      5.1 The Fund shall pay no fee or other compensation to the Company under this Agreement (except for items covered in Article III), except that if the Fund or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 to finance distribution expenses, then Distributor may make payments to the Company for the Variable Insurance Products if and in amounts agreed to by Distributor in writing and such payments will be made out of existing fees payable to Distributor, past profits of Distributor or other resources available to Distributor. No such payments shall be made directly by the Fund. Currently, no such payments are contemplated.

      5.2 All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund. The Fund shall see to it that all its shares are registered and authorized for issuance in accordance with applicable federal law and if and to the extent deemed advisable by the Fund, in accordance with applicable state laws prior to their sale. The Fund shall bear the expenses of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, proxy materials and reports, setting the prospectus in type, setting in type and printing the proxy materials and reports to shareholders (including the costs of printing a prospectus that constitutes an annual report), the preparation of all statements and notices required by any federal or state law, and all taxes on the issuance or transfer of the Fund's shares.

      5.3 The Company shall bear the expenses of distributing the Fund's proxy materials and reports to Owners.

ARTICLE VI.    Potential Conflicts

      6.1 The parties acknowledge that the Fund presently intends to file an application with the SEC to request an order granting relief from various provisions of the 1940 Act and the rules thereunder to the extent necessary to permit the Fund shares to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated Participating Insurance Companies and Qualified Plans. It is anticipated that the Exemptive Order, when and if issued, shall require the Fund and each Participating Insurance Company to comply with conditions and undertakings substantially as provided in this Section 6. If the Exemptive Order imposes conditions materially different from those provided for in this Section 6, the conditions and undertakings imposed by the Exemptive Order shall govern this Agreement and the parties hereto agree to amend this Agreement consistent with the Exemptive Order. The Fund will not enter into a participation agreement with any other Participating Insurance Company unless it imposed the same conditions and undertakings as are imposed on the Company.

      6.2 The Board shall monitor the Fund for the existence of any material irreconcilable conflict between the interests of the Owners of separate accounts of Participating Insurance Companies investing in the Fund. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance policy Owners; (f) a decision by an insurer to disregard the voting instructions of Owners; or (g) if applicable, a decision of a Qualified Plan to disregard the voting instructions of plan participants. The Board shall promptly inform the Company if it determines that a material irreconcilable conflict exists and the implications thereof.

      6.3 The Company will report any potential or existing conflicts (including the occurrence of any event specified in paragraph 6.1 which may give rise to such a conflict) of which it is aware to the Board. The Company will assist the Board in carrying out their responsibilities under the Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Board whenever Owner voting instructions are disregarded. The responsibilities of the Company will be carried out with a view to the interests of the Owners.

      6.4 If it is determined by a majority of the Board, or a majority of its disinterested trustees, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts of Participating Insurance Companies from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected Owners and, as appropriate, segregating the assets of any particular group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

      6.5 If a material irreconcilable conflict arises because of a decision by the Company to disregard Owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company shall be required, at the Fund's election, to withdraw the affected Separate Account's (or subaccount's) investment in the Fund and terminate this Agreement with respect to such Separate Account (or subaccount); provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. The responsibility to take such remedial action shall be carried out with a view only to the interests of the Owners. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six (6) month period Distributor and the Fund shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Fund.

      6.6 If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Separate Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs the Company in writing that it has determined that such decision has created a irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing irreconcilable material conflict as determined by a majority of the disinterested members of the Board. Until the end of the foregoing six (6) month period, Distributor and the Fund shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Fund.

      6.7 For purposes of Sections 6.4 through 6.7 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Variable Insurance Products. The Company shall not be required by Section 6.4 to establish a new funding medium for the Variable Insurance Products if an offer to do so has been declined by vote of a majority of Owners materially adversely affected by the irreconcilable material conflict. In the event that the Board determines that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company shall withdraw the affected Separate Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested Members of the Board.

     6.8 If and to the extent that Rule 6e-2 or Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such Rules are applicable; and (b) Sections 3.4, 3.5, 6.2, 6.3, 6.4, 6.5, and 6.6 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VII.   Indemnification

7.1  Indemnification By the Company
     7.1(a) The Company shall indemnify and hold harmless the Distributor, the Adviser, the Fund and each member of the Board and officers and each person, if any, who controls the Fund within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 7.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale of the Variable Insurance Products and:

          (i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Variable Insurance
          Products or in the sales literature for the Variable Insurance Products (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Fund for use in the registration statement or prospectus for the Variable Insurance Products or in the sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Variable Insurance Products or Fund shares; or

     (ii) arise out of or are based upon statements or representations (other than statements or representations contained in the Registration Statement, prospectus or sales literature of the Fund not supplied by the Company, or persons under its control) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Variable Insurance Products; or

    (iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement, prospectus, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon information furnished to the Fund by or on behalf of the Company; or

     (iv) arise as a result from any failure by the Company to provide the services and furnish the materials under the terms of this Agreement; or

          (v) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company, as limited by and in accordance with the provisions of Sections 7.1(b) and 7.1(c) hereof.

      7.1(b)     The  Company shall not be liable under this  indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to the Fund, whichever is applicable.

      7.1(c) The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against an Indemnified Party, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the election of one or both of the Company to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

      7.1(d) The Indemnified Parties shall promptly notify the Company of the commencement of any litigation or proceeding against them in connection with the issuance or sale of Variable Insurance Products or the operation of the Fund. This indemnification shall be in addition to any liability which the Company may otherwise have.

7.2  Indemnification By the Adviser

      7.2(a) The Adviser shall indemnify and hold harmless the Companies, and each of their directors and officers and each person, if any, who controls the Companies within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 7.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Fund) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the operations of the Fund and:

            (i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus or sales literature for the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Advisor, Distributor or the Fund by or on behalf of the Company for use in the registration statement or prospectus for the Fund or in the sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of Fund shares;or

          (ii) arise out of or are based upon statements or representations (other than statements or representations contained in the
          Registration Statement, prospectus or sales literature of the Variable Insurance Products not supplied by the Adviser, Distributor or persons under its control) or wrongful conduct of one or both of the Fund or the Adviser or persons under its control, with respect to the sale or distribution of Fund shares; or

          (iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement, prospectus, or sales literature of the Variable Insurance Products, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund; or

          (iv) arise out of or result from any failure by the Adviser to provide the services and furnish the materials under the terms of this Agreement (including a failure to comply with the diversifica tion requirements specified in Article II of this Agreement); or

          (v) arise out of or result from any material breach of any representation and/or warranty made by the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund;

as limited by and in accordance with the provisions of Sections 7.2(b) and 7.2(c) hereof.

      7.2(b)     The  Adviser shall not be liable under this  indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to the Company, the Fund, Distributor or each Separate Account, whichever is applicable.

      7.2(c) The Adviser shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against and Indemnified Party, the Adviser will be entitled to participate, at its own expense, in the defense thereof. The Adviser also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Adviser to such party of the Adviser's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Adviser will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

      7.2(d)     The  Company agrees promptly to notify the  Adviser  of  the commencement of any litigation or proceedings against it or any of its officers or directors in connection with this Agreement, the issuance or sale of the Variable Insurance Products or the operation of the Account. This indemnification shall be in addition to any liability which the Adviser may otherwise have.

     7.3 Indemnification by the Distributor


     7.3(a) The Distributor shall indemnify and hold harmless the Company, and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 7.3) against any and all losses, claims, damages, liabilities or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares and:

          (i) arise out of or are based upon statements or representations (other than statements or representations contained in the
          Registration Statement, prospectus or sales literature for the Variable Insurance Products not supplied by the Distributor, Advisor, Fund or persons under its control) or wrongful conduct of the Distributor or persons under its control, with respect to the sale or distribution of the Fund shares; or

          (ii) arise out of any untrue statement or alleged untrue statement of a material fact contained in sales literature of the Variable Insurance Products, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon and in conformity with information furnished to the Company by the Distributor, or

          (iii)      arise  out  of  or  result  from  any  failure  by   the
          Distributor to provide the services and furnish the materials under the terms of this Agreement; or

          (iv) arise out of or result from any material breach of any representation and/or warranty made by the Distributor in this Agreement or arise out of or result from any other material breach of this Agreement by the Distributor;

as limited by and in accordance with the provisions of Sections 7.3(b) and 7.3(c) hereof.

     7.3(b) The Distributor shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to the Company or the Separate Account, whichever is applicable.

     7.3(c) The Distributor shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Distributor in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Distributor of any such claim shall not relieve the Distributor from any liability which it may have to the Indemnified Party against and whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against an Indemnified Party, the Distributor will be entitled to participate, at its own expense, in the defense thereof. The Distributor also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Distributor to such party of the Distributor's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Distributor will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

      7.3(d) The Company agrees promptly to notify the Distributor of the commencement of any litigation or proceedings against them or any of their respective officers or directors in connection with this Agreement, the issuance or sale of the Variable Insurance Products or the operation of either Account. This indemnification shall be in addition to any liability which the Distributor may otherwise have.

ARTICLE VIII.  Applicable Law


      8.1   This  Agreement  shall  be construed and  the  provisions  hereof
interpreted under and in accordance with the laws of [       ].

     8.2 This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, the Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE XI.  Termination


      9.1. This Agreement shall continue in full force and effect until the first to occur of:

          (a) termination by any party for any reason by six months' advance written notice delivered to the other parties; or

          (b) termination by the Company by written notice to the Fund and the Distributor with respect to any Portfolio based upon the Company's determination that shares of such Portfolio are not reasonably available to meet the requirements of the Contracts or not consistent with the Company's obligations to Owners; or

          (c) termination by the Company by written notice to the Fund and the Distributor with respect to any Portfolio in the event any of the Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investments media of the Variable Insurance Products issued or to be issued by the Company; or

          (d) termination by the Company by written notice to the Fund and the Distributor with respect to any Portfolio in the event that such Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the Code or any independent or resulting failure under Section 817 of the Code, or under any successor or similar provision of either, or if the Company reasonably believe that the Fund may fail to so qualify; or

          (e) termination by either the Fund or the Distributor by written notice to the Company, if either one or both of the Fund or the Distributor respectively, shall determine, in their sole judgement exercised in good faith, that the Company has suffered a material adverse change in their business, operations, financial condition or prospects since the date of this Agreement or are the subject of material adverse publicity; but no termination shall be effective under this subsection (e) until the Company has been afforded a reasonable opportunity to respond to a statement by the Fund or the Distributor concerning the reason for notice of termination hereunder; or

          (f) termination by the Company by written notice to the Fund and the Distributor, if the Company shall determine, in its sole judgement exercised in good faith, that either the Fund or the Distributor has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; but no termination shall be effective under this subsection (f) until the Company has been afforded a reasonable opportunity to respond to a statement by the Fund or the Distributor concerning the reason for notice of termination hereunder.

          (g) At the option of the Fund if the Variable Insurance Products cease to qualify as annuity contracts or life insurance contracts, as applicable, under the Code, of if the Fund reasonably believes that the Variable Insurance Products may fail to so qualify. Termination shall be effective upon receipt of notice by the Company.

          (h) At the option of the Company, upon the Funds breach of any material provision of this Agreement, which breach has not been cured to the satisfaction of the Company within ten (10) days after written notice of such breach is delivered to the Funds.

          (i) At the option of the Fund, upon the Company's breach of any material provision of this Agreement, which breach has not been cured to the satisfaction of the Fund within ten (10) days after written notice of such breach is delivered to the Company.

          (j) At the option of the Company, if the Variable Insurance Products are not sold in accordance with applicable federal and/or state law by the Distributor. Termination shall be effective immediately upon such occurrence without notice.

          (k) At the option of the Fund, if the Variable Insurance Products are not registered and issued in accordance with applicable federal and/or state law. Termination shall be effective immediately upon such occurrence without notice.

      9.2 Effect of Termination. Notwithstanding any termination of this Agreement, the Fund and the Distributor shall at the option of the Company, continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement, for all Variable Insurance Products in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, the Owners of the Existing Contracts shall be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts. The parties agree that this Section 9.2 shall not apply to any terminations under
Article VI and the effect of such Article VI terminations shall be governed by Article VI of this Agreement. However, in no event shall the Fund and Distributor be required to make additional shares available to Existing Contracts for more that six (6) months after the date of termination of the Agreement.

      9.3   The  Company  shall not redeem Fund shares  attributable  to  the
Variable Insurance Products (as opposed to Fund shares attributable to the Company's assets held in the Separate Account) except (i) as necessary to implement Owner initiated or approved transactions, or (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption") or (iii) as permitted by an order of the SEC pursuant to Section 26(b) of the 1940 Act. Upon request, the Company will promptly furnish to the Fund and the Distributor the opinion of counsel for the Company (which counsel shall be reasonably satisfactory to the Fund and the Distributor) to the effect that any redemption pursuant to the clause (ii) above is a Legally Required Redemption. Furthermore, except in cases where permitted under the terms of the Variable Insurance Products, and as may be in the best interests of Owners, as determined by the Company, the Company shall not prevent Owners from allocating payments to a Portfolio that was otherwise available under the Contracts without first giving the Fund or the Distributor ninety (90) days notice of its intention to do so.

      9.4 Notwithstanding any termination of this Agreement for any reason, the terms and conditions of the following provisions of this Agreement shall remain in effect with respect to any Existing Contract, for so long as such Existing Contract has assets invested in the Fund: Section 1.3 to 1.10 of
Article I (governing the pricing and redemption of shares); Article II (Representations and Warranties); Sections 3.1 through 3.3 and 3.5 of Article III (Prospectus and Proxy Statements, and Voting); Articles IV and VIII (Sales Material and Information; Fees and Expenses, Diversification; Potential Conflicts; Indemnification; and Applicable Law); Article X
(Notices); and Sections 11.1, 11.2, and 11.5 through 11.8 of Article XI (Miscellaneous). Further, notwithstanding any termination of this Agreement for any reason, the terms and conditions of the following provisions of this Agreement shall remain in effect with regard to Variable Insurance Products previously invested in the Fund: Article II (Representations and Warranties); and Article VIII (Indemnification).

ARTICLE X.  Notices

      Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

     If to the Fund:

          [                        ]

          If to the Company:

          Liberty Life Assurance Company of Boston
          175 Berkeley Street
          Boston, MA 02117
          Attention:  Counsel

     If to Distributor:

          [                         ]

     If to Adviser:

          [                        ]

ARTICLE XI.    Miscellaneous

     11.1 All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund as neither the Board, officers, agents or shareholders assume any personal liability for any obligations entered into on behalf of the Fund.

      11.2 Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the Owners and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information until such time as it may come into the public domain without the express written consent of the affected party.

      11.3 The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

      11.4 This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

      11.5 If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

      11.6 Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the NASD, and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

      11.7 The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

      11.8 This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto; provided, however, that the Distributor may assign the Agreement or any rights or obligations hereunder to any affiliate of or company under common control with the Distributor (but in such event the Distributor shall continue to be liable under Article VII of this Agreement for any indemnifi cation due to the Company, and assignee shall also be liable), if such assignee is duly licensed and registered to perform the obligations of the Distributor under this Agreement.

      11.9 No provision of the Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by the Fund, the Distributor and the Company.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified below.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                    By its authorized officer,


                    By: ________________________________



                    Title: _____________________________


                    Date: ______________________________


                    [distributor]
                    By its authorized officer,

                    By: _______________________________


                    Title: ____________________________


                    Date: _____________________________


                    [mutual fund]
                    By its authorized officer,

                    By: _______________________________


                    Title: ____________________________

                    Date: _____________________________


                    [investment adviser]
                         By its authorized officer,

                    By: _______________________________

                    Title: ____________________________

                    Date: _____________________________



                           Schedule A

                         [mutual fund]


[                          ]




                           Schedule B


Separate Accounts                  Selected Funds

Variable Account J                 [               ]

                                                      EXHIBIT 9







                             June 18, 1997





Edmund F. Kelly, President
Liberty Life Assurance Company
175 Berkeley Street
Boston, MA  02117

RE:  OPINION OF COUNSEL - VARIABLE ACCOUNT J

Dear Mr. Kelly:

You have requested my opinion concerning the legality of the variable annuity contracts being registered with the Securities and Exchange Commission by this Registration Statement.

I have made such examination of the law and have examined such records and documents as in my judgment was necessary or appropriate to enable me to render the opinion expressed below.

I am of the opinion that the contracts will be legally issued and will represent binding obligations of the depositor (Liberty Life Assurance Company of Boston).

You may use this opinion letter, or a copy thereof, as an exhibit to the Registration Statement.


                             Sincerely,

                             /s/Lee W. Rabkin

                             Lee W. Rabkin, Esq.

                                                      EXHIBIT 15
      Liberty Mutual Insurance             Liberty Mutual Fire
              Company                       Insurance Company
 100%            :                                   :
:----------------:                                   :
:                : 90%                               :10%
:         :-----------------------:----------------------------:
:  Liberty Mutual         Helmsman Management         Helmsman Insurance
:  Property Casualty      Services, Inc.              Agency, Inc.
:  Holding Corporation                                          :
:         :                                                     :
:         :                                            Helmsman Insurance
:         :----------------------:                     Agency of Illinois,
:                                :                     Inc.
:                                :
:         : ---------------------:----------------------------:
:  Liberty Northwest       Liberty Insurance       Liberty Life Assurance
:  Insurance Corporation      Corporation          Company of Boston
:          :                                               :
:          :                                               :
:  :-----------------------------:                         :
:  Liberty Management    Liberty Health                    :
:  Services Inc.         Plan,Inc.                         :
:                                       :---------------------------:
:----------:                 Chickering Benefit        Chickering Claims
    Liberty Mutual           Planning Insurance        Administration,
    Equity Corporation       Agency, Inc.              Inc.
           :
           :
    LFC Holdings,Inc.
           :
           :
    Liberty Financial Companies, Inc.
                     :
        :---------------------------------------------------:
The Colonial Group, Inc.                         SteinRoe Services, Inc.
                                                            :
                                                            :
             :--------------------------------------------------------:
       Keyport Life Insurance                          Stein Roe & Farnham
             Company                                    Incorporated
                :
                :
:---------------------------:---------------------:------------------:
Investors Pool, 9A     Keyport Financial    Keyport Advisory   Independence
Limited Partnership    Services Corp.       Services Corp.     Life and
                                                               Annuity
                                                               Company

                                                      EXHIBIT 16
              LIMITED POWER OF ATTORNEY


      I, John B. Conners, a Director of Liberty Life Assurance Company of Boston, a corporation duly organized under the laws of the Commonwealth of Massachusetts, do hereby appoint Edmund F. Kelly, Barry S. Gilvar and Elliot
J. Williams, and each of them singly, my true and lawful attorneys, with full power to them and each of them to sign for me and in my name as a director of this Company all documents required for registration of a security under the Securities Act of 1933, as amended, all documents required for registration of an investment company under the Investment Company Act of 1940, as amended, and all other documents required to be filed with the Securities and Exchange Commission under those two Acts and the Act regulations.







Date:     6/13/97










/s/Lee W. Rabkin              /s/John B. Conners
Signature of Witness               Signature of Mr. Conners

              LIMITED POWER OF ATTORNEY


     I, Gary L. Countryman, Chairman of the Board and Chief Executive Officer of Liberty Life Assurance Company of Boston, a corporation duly organized under the laws of the Commonwealth of Massachusetts, do hereby appoint Edmund
F. Kelly, Barry S. Gilvar and Elliot J. Williams, and each of them singly, my true and lawful attorneys, with full power to them and each of them to sign for me and in my name as Chairman of the Board and Chief Executive Officer of this Company all documents required for registration of a security under the Securities Act of 1933, as amended, all documents required for registration of an investment company under the Investment Company Act of 1940, as amended, and all other documents required to be filed with the Securities and Exchange Commission under those two Acts and the Act regulations.







Date:     6/11/97









/s/Carol F. Renzulki        /s/Gary L. Countryman
Signature of Witness             Signature of Mr. Countryman

              LIMITED POWER OF ATTORNEY


     I, Edmund F. Kelly, Director, President and Chief Administrative Officer of Liberty Life Assurance Company of Boston, a corporation duly organized under the laws of the Commonwealth of Massachusetts, do hereby appoint Barry
S. Gilvar and Elliot J. Williams, and each of them singly, my true and lawful attorneys, with full power to sign for me and in my name as director,
President and Chief Administrative Officer of this Company all documents required for registration of a security under the Securities Act of 1933, as amended, all documents required for registration of an investment company under the Investment Company Act of 1940, as amended, and all other documents required to be filed with the Securities and Exchange Commission under those two Acts and the Act regulations.







Date:      6/11/97










/s/Lorraine Mascardini        /s/Edmund F. Kelly
Signature of Witness               Signature of Mr. Kelly

              LIMITED POWER OF ATTORNEY


      I, A. Alexander Fontanes, Director and Vice President of Liberty Life Assurance Company of Boston, a corporation duly organized under the laws of the Commonwealth of Massachusetts, do hereby appoint Edmund F. Kelly, Barry
S. Gilvar and Elliot J. Williams, and each of them singly, my true and lawful attorneys, with full power to them and each of them to sign for me and in my name as director and Vice President of this Company all documents required for registration of a security under the Securities Act of 1933, as amended, all documents required for registration of an investment company under the Investment Company Act of 1940, as amended, and all other documents required to be filed with the Securities and Exchange Commission under those two Acts and the Act regulations.







Date:  June 11, 1997










/s/ Janet Wentworth           /s/A. Alexander Fontanes
Signature of Witness               Signature of Mr. Fontanes

              LIMITED POWER OF ATTORNEY


      I, J. Paul Condrin, III, Director and Vice President of Liberty Life Assurance Company of Boston, a corporation duly organized under the laws of the Commonwealth of Massachusetts, do hereby appoint Edmund F. Kelly, Barry
S. Gilvar and Elliot J. Williams, and each of them singly, my true and lawful attorneys, with full power to them and each of them to sign for me and in my name as director and Vice President of this Company all documents required for registration of a security under the Securities Act of 1933, as amended, all documents required for registration of an investment company under the Investment Company Act of 1940, as amended, and all other documents required to be filed with the Securities and Exchange Commission under those two Acts and the Act regulations.







Date:      6/11/97









/s/ M. Moynihan               /s/J. Paul Condrin, III
Signature of Witness               Signature of Mr. Condrin

              LIMITED POWER OF ATTORNEY


      I, Elliot J. Williams , Treasurer of Liberty Life Assurance Company of Boston, a corporation duly organized under the laws of the Commonwealth of Massachusetts, do hereby appoint Edmund F. Kelly and Barry S. Gilvar, and each of them singly, my true and lawful attorneys, with full power to sign for me and in my name as a director and Treasurer of this Company all documents required for registration of a security under the Securities Act of 1933, as amended, all documents required for registration of an investment company under the Investment Company Act of 1940, as amended, and all other documents required to be filed with the Securities and Exchange Commission under those two Acts and the Act regulations.







Date:     6/17/97










/s/Patricia Smith             /s/Elliot J. Williams
Signature of Witness          Signature of Mr. Williams

              LIMITED POWER OF ATTORNEY


      I, Christopher C. Mansfield, a Director of Liberty Life Assurance Company of Boston, a corporation duly organized under the laws of the Commonwealth of Massachusetts, do hereby appoint Edmund F. Kelly, Barry S. Gilvar and Elliot J. Williams, and each of them singly, my true and lawful attorneys, with full power to them and each of them to sign for me and in my name as a director of this Company all documents required for registration of a security under the Securities Act of 1933, as amended, all documents required for registration of an investment company under the Investment Company Act of 1940, as amended, and all other documents required to be filed with the Securities and Exchange Commission under those two Acts and the Act regulations.







Date:    June 11, 1997










/s/Lee Rabkin               /s/Christopher C. Mansfield
Signature of Witness             Signature of Mr. Mansfield

              LIMITED POWER OF ATTORNEY


      I, Morton E. Spitzer, Director, Executive Vice President and Chief Operating Officer-Individual of Liberty Life Assurance Company of Boston, a corporation duly organized under the laws of the Commonwealth of Massachusetts, do hereby appoint Edmund F. Kelly, Barry S. Gilvar and Elliot
J. Williams, and each of them singly, my true and lawful attorneys, with full power to them and each of them to sign for me and in my name as a director and an Executive Vice President of this Company all documents required for registration of a security under the Securities Act of 1933, as amended, all documents required for registration of an investment company under the Investment Company Act of 1940, as amended, and all other documents required to be filed with the Securities and Exchange Commission under those two Acts and the Act regulations.







Date:     June 11, 1997










/s/Lee Rabkin                 /s/Morton E. Spitzer
Signature of Witness               Signature of Mr. Spitzer

              LIMITED POWER OF ATTORNEY


      I,  Jean  M.  Scarrow,  Director, Executive Vice  President  and  Chief
Operating Officer-Group of Liberty Life Assurance Company of Boston, a corporation duly organized under the laws of the Commonwealth of Massachusetts, do hereby appoint Edmund F. Kelly, Barry S. Gilvar and Elliot
J. Williams, and each of them singly, my true and lawful attorneys, with full power to them and each of them to sign for me and in my name as a director and an Executive Vice President of this Company all documents required for registration of a security under the Securities Act of 1933, as amended, all documents required for registration of an investment company under the Investment Company Act of 1940, as amended, and all other documents required to be filed with the Securities and Exchange Commission under those two Acts and the Act regulations.







Date:     6/11/97










/s/Rae E. Levisque            /s/Jean M. Scarrow
Signature of Witness               Signature of Ms. Scarrow

                                                      EXHIBIT 17





                Tax-Sheltered Annuity ("TSA") Acknowledgement






I am aware that: (a) due to Section 403(b)(11) of the Internal Revenue Code, there will be restrictions on my right to redeem the varaible annuity contract to be issued by Liberty Life Assurance Company; (b) these restrictions are described in the prospectus for such contract; and (c) subject to the continuation of current IRS policy, there are other investment alternatives under my employer's 403(b) arrangement to which I may later elect to transfer the surrender value of my Liberty Life variable annuity contract.









__________________                           ____________________________
      Date                                    Signature of TSA Applicant

                                                      EXHIBIT 18


                      ADMINISTRATIVE SERVICES AGREEMENT

      IT IS HEREBY AGREED by and between LIBERTY LIFE ASSURANCE COMPANY OF BOSTON ("INSURANCE COMPANY"), a Massachusetts corporation located at 175 Berkeley Street, Boston, MA, 02117 and KEYPORT LIFE INSURANCE COMPANY ("SERVICING COMPANY"), a Rhode Island corporation located at 125 High Street, Boston, MA 02110, as follows:

                                      I

      INSURANCE COMPANY proposes to issue and sell in New York flexible premium contracts and certificates designated by form number DVA(1)NY ("Contracts") to the public. Such Contracts provide for accumulation of values on a variable basis and for payment of periodic annuity payments on both a variable and a fixed basis.

                                     II

       SERVICING COMPANY shall provide administration, electronic data processing, Contract owner services, and agent services required for the Contracts and normally associated with the conduct of an insurance business in accordance with INSURANCE COMPANY's practices and procedures as provided to SERVICING COMPANY from time to time. SERVICING COMPANY shall initially provide the services summarized in the attached Schedule of Services and such modified or additional services as may be agreed upon in writing by the parties from time to time. INSURANCE COMPANY's initial responsibilities are summarized in such Schedule of Services and may be modified in similar fashion.

      SERVICING COMPANY shall perform in such a manner so that INSURANCE COMPANY and its principal underwriter for the Contracts can comply with state insurance laws and regulations, federal and state securities laws and regulations, and federal and state tax laws and regulations applicable to the sale, recordkeeping and administration of the Contracts.

      SERVICING COMPANY warrants and represents that the level of performance of the services it shall provide INSURANCE COMPANY shall be equal to that provided by SERVICING COMPANY for like administration it provides in connection with its own contracts that similarly contain both variable and fixed provisions.

                                     III

      SERVICING COMPANY shall be compensated for its services with respect to Contracts as set forth in the attached Compensation Schedule. Any Compensation Schedule may be changed by INSURANCE COMPANY as of a specified date, provided such date is at least six months after the date notice of the change is received by SERVICING COMPANY. Any such change will apply only to Contracts issued by INSURANCE COMPANY on or after the effective date of the change.

                                     IV

      Notwithstanding any other provision of this Agreement, it is understood and agreed that INSURANCE COMPANY has the ultimate legal responsibility for providing services to Contract owners and for complying with governmental regulatory requirements applicable to such services. SERVICING COMPANY shall not be responsible for any claims arising from or relating to the sales or marketing of the Contracts. However, SERVICING COMPANY shall be responsible to INSURANCE COMPANY for its failure to perform the services provided hereunder and shall be liable for all actual and consequential expense and damages, including the reimbursement of any fine or penalty assessed against INSURANCE COMPANY, arising from SERVICING COMPANY's failure to perform in a competent or timely manner.

                                      V

      At least once a month, SERVICING COMPANY shall furnish to INSURANCE COMPANY a report which shall be in a form mutually agreed upon by the parties and which shall include specific operating data and information necessary to monitor SERVICING COMPANY's services.

      SERVICING COMPANY shall retain, in accessible form, reports and other records and documents for such time periods and in such form as are mutually agreed upon by the parties.

     Individuals, duly authorized in writing, of INSURANCE COMPANY shall upon reasonable prior written notice have access to books and records of SERVICING COMPANY pertaining to its servicing of Contracts. Such access shall be during normal business hours and subject to reasonable conditions of SERVICING COMPANY.

      On reasonable prior written notice to SERVICING COMPANY, INSURANCE COMPANY shall have the right to audit SERVICING COMPANY's operations and its maintenance of records and data pertaining to administration of the Contracts. Such audits may be performed by internal audit staff or by outside auditors. Such audits shall be during normal business hours and subject to reasonable conditions of SERVICING COMPANY.

      SERVICING COMPANY agrees that all records and other data pertaining to the Contracts are the exclusive property of INSURANCE COMPANY and that all such records and other data whether maintained in written or electronic format shall be furnished to INSURANCE COMPANY by SERVICING COMPANY upon termination of this Agreement.

      Furthermore, while this Agreement is in effect, SERVICING COMPANY shall deliver to INSURANCE COMPANY any records and other data pertaining to the Contracts that are requested by INSURANCE COMPANY. Such records and data shall be delivered as soon as is practicable and in a form mutually agreed to by the parties. Such delivery shall not preclude SERVICING COMPANY from keeping copies of such data or records for its own files while this Agreement is in effect.

                                     VI

      This Agreement shall be effective upon its execution. This Agreement shall remain in effect unless terminated as hereinafter provided.

      This Agreement may be terminated at any time by either party upon not less than six months written notice to the other party.

      During the period between notice of termination and the effective date of termination, SERVICING COMPANY shall cooperate with INSURANCE COMPANY and use its best efforts to establish appropriate procedures to effect an orderly transfer of administration. During the period between notice of termination and the effective date of termination, this Agreement shall continue to operate in accordance with its terms except as otherwise agreed to by the parties.

                                     VII

      All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been given on the date of service if served personally on the President of the party to whom notice is to be given, or on the date of mailing if sent by certified mail, postage prepaid and properly addressed to such President.

                                    VIII

       This Agreement and performance hereunder shall be construed in accordance with and governed by Massachusetts law.

      This Agreement and the rights and duties hereunder shall not be assignable by either party except upon the written consent of the other.

     IN WITNESS WHEREOF, the parties have caused this instrument to be signed on their behalf on February 16, 1996 by their duly authorized respective officers.

                                   LIBERTY LIFE ASSURANCE COMPANY
                                   OF BOSTON
                                   ("INSURANCE COMPANY")


ATTEST: /s/Lee W. Rabkin           BY: /s/Edmund F. Kelly
                                       President


                                   KEYPORT LIFE INSURANCE COMPANY
                                   ("SERVICING COMPANY")


ATTEST: /s/Elizabeth B. Love       BY: /s/John W. Rosensteel
                                       President


lib2.agr